As filed with the Securities and Exchange Commission on January 26, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Ionic Digital Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	99-0565447 (I.R.S. Employer Identification No.)
2332 Galiano Street, 2nd Floor
Coral Gables, Florida 33134
(Address of Principal Executive Offices)
(972) 646-1237
(Registrant’s telephone number, including area code)

Copies to:
Joel Block Chief Financial Officer Ionic Digital Inc. 2332 Galiano Street, 2nd Floor Coral Gables, Florida 33134 (972) 646-1237	David Lopez Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, $0.00001 par value per share	Nasdaq Global Select Market
Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

EXPLANATORY NOTE
Ionic Digital Inc. is filing this registration statement on Form 10 (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because we are seeking to list our Class A common stock, par value $0.00001 per share (the “Class A common stock”), on the Nasdaq Global Select Market (“Nasdaq”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”). This Registration Statement shall not constitute an offer to sell, nor a solicitation of an offer to buy, its securities.
Once the registration of our Class A common stock becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements with the U.S. Securities and Exchange Commission (the “SEC”), and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act.
Our periodic and current reports will be available on our website, https://           , free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.
As used herein, “Ionic Digital,” “we,” “our,” “us” and the “Company” refer to Ionic Digital Inc. and its consolidated subsidiaries, and “Ionic Digital Inc.” or the “Parent” refer only to Ionic Digital Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements made under the headings “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Registration Statement contain forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These forward looking statements are based on the historical financial information and our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Registration Statement speak only as of its date, and we undertake no obligation to update them in light of new information or future events, except as required by law.
Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Some of the risks, uncertainties and other important factors that could cause results to differ from those currently expected, or that otherwise could impact us, include, but are not limited to:
•
our key management agreement and counterparty obligations thereunder;

•
our mining facilities and data centers, which may fail to keep pace with rapidly changing technology and evolving industry standards;

•
our third-party contract manufacturers and component suppliers, some of which are sole source and limited source suppliers;

•
our actual financial results, which may vary significantly from the historical financial statements of Celsius Mining LLC;

•
our financial and business performance, including financial projections and business metrics;

•
the ability to maintain the listing of our Class A common stock on Nasdaq, and the potential liquidity and trading of such securities;

•
the dependence of our revenues on general economic conditions and the willingness of enterprises to invest in technology;

•
our ability to establish and maintain proper and effective internal control over financial reporting;

•
our commercial partnerships;

•
the effects of competition and regulation on our business;

•
breaches of the security of our information systems, products or services or of the information systems of our third-party providers;

•
business interruptions, whether due to catastrophic disasters or other events;

•
potential litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services;

•
environmental, health and safety, laws, regulations, costs and other liabilities.

•
the value and volatility of bitcoin, the digital currency native to the Bitcoin network (“BTC”), and other cryptocurrencies; and

•
other factors detailed under the section Risk Factors in Item 1A herein.

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this Registration Statement. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed and the trading prices of our Class A common stock could decline. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note.

SUMMARY OF RISK FACTORS
Risks Related to the Company
•
The historical financial information of Celsius Mining may not be indicative of our future financial performance.

•
Ionic Digital is a new company and has not yet generated any revenues, which makes it difficult to forecast its future results of operations.

•
Ionic Digital has no operating or financial history as a new company, and our results of operations may differ significantly from the unaudited pro forma financial data of Celsius Mining included in this Registration Statement.

•
We are exposed to risk of nonperformance by the counterparties under our Mining MSA and our power and hosting arrangements.

•
Our executive officers and some of our directors may have actual or potential conflicts of interest because of their ownership interests in, employment by, or business partnerships with Hut 8.

•
We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in this state.

•
Ionic Digital’s financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond Ionic Digital’s control.

•
Failure of critical systems of the facilities operated by Ionic Digital or third parties could have a material adverse effect on its business, financial condition, and results of operations.

•
The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

•
If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, Ionic Digital may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in Ionic Digital’s failure to achieve profitability.

•
Bitcoin mining algorithms may transition to proof of stake validation over proof of work, which could make us less competitive and ultimately adversely affect our business and the value of our Class A common stock.

•
Transactional fees may decrease demand for bitcoin and prevent expansion that could adversely affect the value of Ionic Digital.

•
To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoin earned by mining in the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect Ionic Digital.

•
The bitcoin reward for successfully uncovering a block will halve several times in the future and bitcoin value may not adjust to compensate Ionic Digital for the reduction in the rewards Ionic Digital receives from its mining effort.

•
Because the number of bitcoin awarded for solving a block in the bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of bitcoin, which might make bitcoin mining uneconomical for Ionic Digital.

Risks Related to Regulatory Framework
•
Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

•
The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.

•
Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.

Risks Related to Bitcoin Mining
•
Ionic Digital’s future success will depend upon the value of bitcoin and other digital assets. The value of bitcoin may be subject to pricing risk and has historically been subject to high volatility.

•
Digital assets, including those maintained by or for Ionic Digital, may be exposed to cybersecurity threats and hacks.

•
The impact of geopolitical and economic events on the supply and demand for crypto assets, including bitcoin, is uncertain.

•
Flaws in the source code of bitcoin or the underlying cryptography could leave the bitcoin network vulnerable to a multitude of attack vectors.

•
Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that digital assets other than bitcoin could have features that make them more desirable to a material portion of the digital asset userbase, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in Ionic Digital.

•
The loss or destruction of private keys required to access any digital assets held in custody for Ionic Digital’s own account may be irreversible. If Ionic Digital is unable to access its private keys or if Ionic Digital experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.

•
Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.

•
Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of bitcoin and other digital assets.

•
Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.

•
Ionic Digital’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.

•
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

•
We may be subject to additional various risks associated with holding digital assets held by custodians in custody for our own account.

•
Digital assets held by Ionic Digital are not subject to FDIC or SIPC protections.

Risks Related to Ownership of the Class A Common Stock
•
We currently do not intend to pay dividends on our Class A common stock.

•
An active trading market for our Class A common stock may not develop and the trading price for our Class A common stock may be depressed or volatile following the Plan Effective Date.

•
The price of our Class A common stock may be volatile and fluctuate substantially.

•
Certain holders of our Class A common stock may be restricted in their ability to transfer or sell their securities.

•
We may issue additional shares of the Class A common stock or other equity securities without your approval, including issuances in connection with our outstanding warrants and incentive plan, which would dilute your ownership interests and may depress the market price of the Class A common stock.

ITEM 1.   BUSINESS
Overview
Ionic Digital intends to be a leading bitcoin mining company, as part of the digital assets ecosystem.
At the time the Plan (defined below) becomes effective, we will acquire from Celsius Mining LLC and/or its subsidiary Celsius Mining IL Ltd. (together, “Celsius Mining”) approximately 127,000 bitcoin mining hardware units (“miners”) and own infrastructure for 87 megawatts (“MW”) for bitcoin self-mining, along with hosting arrangements at third-party operators providing approximately 142 MW for hosted bitcoin mining. At the same time, we will also acquire from Celsius Mining a new site in Ward County, TX (“Cedarvale”), which we intend to complete. Completion of the Cedarvale project, designed to reach approximately 240 MW of bitcoin mining capacity, is anticipated to nearly triple our self-mining capacity. The total bitcoin mining fleet that we will acquire from Celsius Mining has a hashrate of approximately 12.7 exahash per second (“EH/s”).
We anticipate using the Company’s liquidity from bitcoin mining activities to invest in new data centers, improve rig efficiency or other strategic opportunities. We expect to be among the largest bitcoin miners in North America. We also believe that there is a synergy between blockchain and artificial intelligence (“AI”), and our business model contemplates that we may repurpose and diversify the Company’s core bitcoin mining infrastructure for aligned needs that come with the growth of AI.
History
The Company was founded to effectuate the successful restructuring of certain assets of Celsius Mining, pursuant to the bankruptcy plan of Celsius Network, LLC (together with its debtor and non-debtor affiliates, “Celsius”) (as subsequently amended from time to time, the “Plan”) which was approved by an overwhelming majority of Celsius creditors and subsequently confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on November 9, 2023. Under the Plan, Ionic Digital will acquire the bitcoin mining assets of Celsius Mining, an affiliate of Celsius.
Celsius began operating in February 2018. Soon after its inception, Celsius grew to be one of the largest digital asset-based finance platforms in the world, serving institutional, corporate, and retail clients across more than 100 countries. At its peak, Celsius held over 600,000 customer accounts and assets with a value of $23.4 billion. However, on July 13, 2022, Celsius filed for Chapter 11 bankruptcy. As part of its Chapter 11 process, Celsius ran an extensive marketing and sale process to identify parties to purchase and/or manage its assets. The marketing process resulted in a competitive auction that lasted for nearly a month and plan support agreements with two bidders for two different transaction paths, both centered around a publicly traded reorganized bitcoin mining business. Ultimately, Celsius, in consultation with the official committee of unsecured creditors (the “Official Committee”) appointed in the Celsius bankruptcy cases, selected U.S. Data Management Group, LLC (“Hut 8”), a wholly-owned subsidiary of Hut 8 Corp., to manage the bitcoin mining business of the new public company contemplated in the Plan. Hut 8 Corp. is a public company listed on the Nasdaq Stock Exchange and the Toronto Stock Exchange. Celsius and the Official Committee determined that a Hut 8-led mining company would return the most value to Celsius’ creditors. On the effective date of the Plan (the “Plan Effective Date”), the Company will acquire the assets of Celsius Mining.
Overview of Bitcoin and the Bitcoin Mining Industry
Bitcoin is a cryptocurrency asset that is designed to work as a secure and decentralized medium of exchange. Using a blockchain database secured by a proof-of-work mechanism, value can be sent from one account to another in a matter of minutes, or even seconds, without requiring the involvement of a financial intermediary. Computers that run a bitcoin “full node” verify and store the historical bitcoin blockchain state. A blockchain is simply a form of database, and blockchain-based projects vary greatly in their levels of centralization and applications.
In the bitcoin protocol, each account is identified by a “public key,” the address to and from which funds are sent. A “private key” is needed to access the account, which can be thought of as the key to a safety deposit box. Anyone who possesses the private key for a bitcoin address has full access to the contents within it.
The bitcoin network infrastructure is collectively maintained by a public user base that runs nodes. Running a node is accessible to anyone who has a steady broadband internet connection as well as the proper computing and storage power. The relatively low barrier to entry of running nodes allows for the network to be verified by a rather dispersed, or “decentralized,” network.
Bitcoin mining uses a method called “Proof-of-Work” to validate the transactions included in the settlement layer. Proof-of-Work is the method of validating the previous transaction block, which requires computers to run computation-intensive algorithms that attempt to solve a complicated algorithm before verifying the previous transaction block. Recognizing that over time the computing power devoted to mining can increase or decrease, every 2016 blocks (a cadence of roughly every two weeks assuming a block is produced every 10 minutes), the bitcoin network re-calibrates the difficulty of the puzzle to keep an approximately 10-minute interval between blocks. This interval between blocks is known as the “block time.”
Bitcoin miners use a SHA-256 based algorithm to perform hash calculations to verify transactions for inclusion on the blockchain and receive bitcoin in exchange. They “mine” bitcoin by using application-specific integrated circuit (“ASIC”) chips that are generally optimized to compute just a single function or set of related functions. An ASIC miner is a device that uses ASICs for the sole purpose of mining bitcoin or other cryptocurrency. The process begins with an operator running a mining client on their computer, which turns their computer into a “node” on the bitcoin network and validates the blocks. In return for contributing computing power to the system, miners receive bitcoin as a reward. Bitcoin miner capability is measured in terms of the processing power that they contribute to the overall network. This is often referred to as “hash” power, a term for the number of “hashing” algorithms worked on per second. Each newly created and verified block refers and “connects” with the immediately prior solved block, like a new link being added to a chain, which creates the blockchain. It is the software’s role to validate the various transactions occurring on the blockchain, and if the mining client is successful in adding a block to the blockchain, the operator is rewarded with a fixed bitcoin award (a “block reward”) as well as a variable bitcoin transaction fee. This process is the method by which new bitcoin enters circulation to the public.

HOW BITCOIN MINING WORKS

Carol wants to use Bitcoin to buy something from Paul
Carol opens her bitcoin wallet and sends a transaction to the Bitcoin network requesting that an amount of bitcoin be transferred to Paul's address
A network of nodes checks that Carol's transaction is legitimate (and not spending coins that aren't in her wallet) by running an algorithm that keeps track of the overall network and validates transactions
This transaction is compiled into a "block" by a miner along with other transactions. Compiling a valid block requires an immense amount of computational work - a process called mining
The full block is broadcast to the Bitcoin network and validated by the network of nodes.
After the block is accepted by the network, the transaction becomes irreversible. Carol can never take the Bitcoins back from Paul
The miner that submitted the valid block to the network is rewarded in newly-minted Bitcoins (a "block reward") plus the transaction fees for the transactions included in the block
Paul receives the bitcoin from Carol

As the bitcoin network has grown in popularity, more and more computing power has been added and competes for the block rewards. To account for this increase in the “network hashrate,” or the combined hashrate of all the computers competing on the bitcoin network, the bitcoin network has adjusted its level of “difficulty” accordingly. As a result, the probability of adding a new block to the bitcoin blockchain per unit of “hash power,” or the total computing power of a miner, has decreased over time, adding volatility in a miner’s anticipated stream of block rewards. This has led bitcoin mining operators to combine their resources into “mining pools” to smooth out the underlying stream of bitcoin rewards. Bitcoin mining operators use pooling services and contribute their hashrate to mining pools, subject to the terms of service of the relevant pool. Participation in such pools is generally terminable at any time by either party and a participant’s risk is limited, as miners can switch pools at any time. In exchange for a miner’s contributions of processing power into a mining pool, the miner receives a percentage of the bitcoin mined by the collective, consistent with the miner’s proportional contribution of hash power to the pool.
A mining pool operator coordinates the computing power for all the participants. The pool uses software to coordinate the pool members’ computing power, records how much computing power each participant contributed, and assigns a proportional percentage of the block rewards to each participating member of the pool. These numbers and proportions are publicly verifiable, and miners can ensure they are being compensated correctly. The mining pool operator typically takes a small fee of the overall pool’s revenue in return for its services.
Blockchain and the Cryptocurrency Industry
The bitcoin network was launched in 2009. Bitcoin is a digital currency asset with a market capitalization in excess of approximately $825 billion as of December 31, 2023. Bitcoin can be traded and converted into major fiat currencies in most major economies around the world.
Mathematically Controlled Supply
The bitcoin network has a predetermined creation schedule of bitcoin being released. When first launched, the reward for miners was set at 50 bitcoin per block, and this was cut in half to 25 in 2012 at block 210,000. Moving forward, the number of bitcoin awarded for solving a new block will be automatically halved every 210,000 blocks, which, at current rates, equates to roughly four years. After 2012, the reward was cut in half again to 12.5 in 2016 and 6.25 in 2020. The next “halving” is expected to occur in Spring 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence has a hard cap of 21 million, with an inflation schedule that decreases over time from the launch. As of December 31, 2023, approximately 93% of all the bitcoin to ever be created has already been mined.
Hashrate and Difficulty
“Difficulty” is a relative measure of how complex the process is to solve the hash calculation and receive the bitcoin reward. Difficulty is controlled by the network and is adjusted every 2,016 blocks (or roughly two weeks) depending on how much hashing power is deployed by all miners worldwide. The difficulty is designed to maintain certain mining results so that, on average, 10 minutes is required to solve a hash calculation and create a block, which would result in a reward of 6.25 bitcoin. If the difficulty is too great and miners are struggling to solve the problem within 10 minutes, then the network will reduce the difficulty of mining bitcoin (and vice versa if it is too easy).
Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the bitcoin blockchain. A “hashrate” is the processing speed of a mining computer. A higher total hashrate of a specific miner, or the combined hashrate of an individual company’s miners, results in a mathematically higher probability of success in solving the block and receiving a bitcoin reward.
Bitcoin Mining
We intend to generate our revenue through bitcoin mining. As of September 30, 2023, Celsius Mining owned approximately 12.7 EH/s of bitcoin mining capacity. Within that capacity, as of the date of this Registration Statement, Celsius Mining has deployed approximately 7.0 EH/s into operation. We will acquire from Celsius Mining approximately 127,000 miners manufactured by Bitmain and MicroBT. Celsius Mining does not currently have the rack space that it requires to deploy all of the machines that it owns. However, we expect to deploy the remaining capacity during 2024, building infrastructure at the Cedarvale site. The development of the Cedarvale site is underway.
Currently, Celsius Mining’s miners are deployed across physical locations that they own or lease and sites provided by third-party hosting providers, all of which will be purchased by or assigned to Ionic Digital. Celsius Mining operates 87 MW of active self-mining capacity (i.e., mining for itself and not hosting any third parties) across four sites in Texas. In addition, Celsius Mining is developing 240 MW of self-mining capacity at the Cedarvale site, which we will acquire on the Plan Effective Date. Celsius Mining also has existing hosting arrangements with (i) Hut 8 for approximately 30 MW, (ii) EZ Blockchain Services, LLC for 32 MW, and (iii) Global X Digital, LLC for 80 MW. Altogether, we have secured access to an expected 469 MW by the end of 2024 by partnering with our mining operator, Hut 8, to develop additional data centers and engage third party hosting providers.
Competitive Strengths
The Company will possess several strengths:
Strong balance sheet and risk management framework:   Our acquisition of assets from Celsius Mining will create an opportunity for growth. We plan to have zero debt on our balance sheet on the Plan Effective Date and approximately $225 million in cash that will be proactively managed. Financially, we may consider bitcoin hedging and forward sale strategies with the goal of managing bitcoin mining revenue risk. Operationally, we intend to design a risk management framework consisting of clear management controls and delegation of authority, approved by our Board of Directors. We also intend to actively manage counterparty risk by vertically integrating our bitcoin mining operations and diversifying our exposure to custodians and financial institutions.
Best-in-class bitcoin mining operator:   Our mining management services agreement with Hut 8, described in Item 7 herein and filed as Exhibit 10. to this Registration Statement (the “Mining MSA”), is designed to align incentives and promote long term growth. Hut 8 is responsible for the completion of the Cedarvale facility and faces certain penalties if construction is delayed or incurs cost overruns. The cost of construction to the Company of medium voltage to plug-ready infrastructure will be capped at $395,000 per MW and any excess costs will be offset against Hut 8’s management fees under the Mining MSA described in further detail herein. The same cap will apply to additional developments up to a total of 400 MW. Hut 8 will provide external management services for Ionic Digital, as it does for other bitcoin miners. Hut 8 has experience in both site takeover and transition and site build-outs. We will also have access to Hut 8’s proprietary operations software and energy team. The Hut 8 proprietary software and energy team will allow the Company to implement a strategy to minimize energy costs and participate in energy management programs offered by different regions.
Seasoned leadership team:   Members of our management team have deep experience in the digital asset and bitcoin mining space and have served as executives at a bitcoin mining company. Their roles in the bitcoin mining industry have ranged from business and commercial efforts to Chief Financial Officer. Our leadership team also has experience in entrepreneurship, technology, and traditional finance. We believe that the backgrounds of our executive team will help the Company execute and implement its growth strategy.
Growth Strategy
We intend to execute on two pillars of growth, all based on vertical expansion of our core business and revenue streams for expanded value.
1.
Growing and maximizing our bitcoin mining operations

At the core of our strategy lies a firm belief: vertical integration is the cornerstone of success in bitcoin mining. In conjunction with Hut 8, as outlined in our Mining MSA, we are proceeding with the development of Cedarvale, a state-of-the-art 240 MW bitcoin mining facility in Texas. Cedarvale will enable us to deploy additional miners that we will own on the Plan Effective Date. Upon the completion of Cedarvale, we expect approximately 70% of the Company’s miners to be operating at sites owned by the Company. Our initial strategy includes optimizing Cedarvale’s capacity. Any surplus or incremental capacity will be dedicated to expanding our self-mining operations or hosting solutions for third-party miners. A key element of our strategy is enhancing fleet efficiency through strategic alliances with top-tier ASIC manufacturers, bolstered by our robust financial foundation. Upon completion of the build-out of Cedarvale, the majority of our operations will be located in Texas. The Texas energy market provides the Company with the opportunity to earn additional profits by optimizing its energy purchases and consumption. The Company expects to build on Celsius Mining’s energy management strategy and use Hut 8’s proprietary software and energy team to take advantage of variability in energy prices.
2.
Optimizing infrastructure

We believe that there is a synergy between blockchain and artificial intelligence, which also requires large, optimized data centers and significant energy. We will opportunistically look to leverage the Company’s core bitcoin mining infrastructure to maximize value, including through hosting other technologies including artificial intelligence. We expect that the continued and ongoing development of Celsius Mining’s bitcoin mining infrastructure will offer a powerful framework for AI computing. While we do not expect to utilize any of Celsius Mining’s current miners for AI-related endeavors, we may pursue the conversion of a portion of our energy infrastructure to hosting servers and computer hardware used in AI-related initiatives. The Company plans to leverage existing access to low-cost energy, cooling systems, and fiber connectivity to support new AI-related initiatives. This strategy not only positions us to participate in the growing market for AI solutions but it also positions us as a forward-thinking leader that actively navigates future technological trends.
Commitment to ESG
We are committed to building strong community relationships and hiring locally. As a bitcoin miner, we are a non-mission critical operation that can shut off when needed to stabilize the electrical grid. The ability to toggle our power consumption is expected to be most beneficial in areas with a high proportion of intermittent renewable energy, such as Texas. When wind and solar is plentiful, there may be an oversupply of power either due to insufficient demand or insufficient transmission. Bitcoin miners are uniquely positioned to consume high amounts of excess power that otherwise would have been wasted, economically benefiting clean energy generation. When wind and solar is not plentiful, or when demand outpaces supply, the Company anticipates that its miners participating in demand response programs can shut off to relieve congestion on the grid. This supplies energy back into the grid for mission critical operations to keep running.
Custody Policy
The Company anticipates safeguarding its digital assets by using multiple third-party custody solutions to diversify its cryptocurrency storage. In the context of bitcoin, custody is a service provided by a custodian who controls and safeguards assets which legally belong to another party. The Company intends to enter into custody policy agreements with certain third-party providers, in line with market practice and customary policy and procedures. Further custody policy and procedures will be determined based on the Company’s needs following the Plan Effective Date. The Company currently does not intend to hold any cryptocurrency for third parties.
Government Regulation
Government regulation of blockchain and digital assets is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including FinCEN, the SEC, the Commodity Futures Trading Commission (“CFTC”), the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, and the Internal Revenue Service) have been examining the operations of digital asset networks, digital asset users and the digital asset exchange markets, all of which may apply to the Company’s activities and other activities in which it participates or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset business.
Businesses that are engaged in the transmission and custody of bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to bitcoin mining continues to evolve. Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity laws, and digital asset derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including, among others, New York and a number of countries other than the United States, have developed regulatory requirements specifically for digital assets and companies that transact in them.
Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to the Company’s business, or when they will be effective. As the regulatory and legal environment evolves, the Company may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have also been proposed in Congress related to the Company’s business, including a regulatory framework advanced by the bipartisan House Financial Services Committee in July 2023 that would define when a cryptocurrency is a security or a commodity and expand the CFTC’s oversight of the crypto industry, while clarifying the SEC’s jurisdiction. Further, consistent with President Biden’s March 2022 executive order on digital assets, the President’s 2024 budget proposed significant changes that may impact the blockchain industry, including proposals that would significantly increase the operational cost for digital asset miners and mining services providers, and reduce tax planning opportunities for digital asset investors and traders. Other bills may be adopted and have an impact on the Company’s business. For additional discussion regarding about the potential risks existing and future regulations pose to the Company’s business, see the section Risk Factors in Item 1A herein.
In addition, since transactions in bitcoin and other cryptocurrencies provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of cryptocurrency platforms, and there is the possibility that law enforcement agencies could close digital asset or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving cryptocurrencies held via such platforms. For example, Treasury Secretary Janet Yellen has previously noted that digital assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Secretary Yellen requested that federal regulators look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities. Additional government regulations include a November 2021 report by the President’s Working Group on Financial Markets, along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, calling for urgent congressional action with respect to stablecoins, which are digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity, as well as citing perceived risks relating to decentralized finance arrangements and the digital asset industry in general.
In December 2022, the SEC released guidance with respect to its increased focus on the public filings with respect to companies in digital asset industries as well as required disclosure that it expects from such companies. In January 2023, the SEC sought action against two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that the digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. In July 2023, a U.S. District Court found that the sale of XRP, a digital token, through blind bid-ask transactions on public exchanges by Ripple Labs, Inc. complied with U.S. federal securities laws but that the sale to sophisticated investors did not. While the Company believes its holdings are not a security, the Company cannot assure you that future legislation or regulation will not have an adverse effect upon the Company. Further, following the November 2022 Chapter 11 bankruptcy filings of FTX Trading Ltd. (“FTX”), a leading digital asset exchange, and its affiliated hedge fund, Alameda Research LLC (the “FTX Bankruptcy”), and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. These proceedings had, and may continue to have, a significant adverse impact on the Company’s industry. While focus on the Company’s industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of digital assets in the near future.
Environmental, Health and Safety Matters
The Company’s operations and properties may be subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which the Company will operate. These laws and regulations may impose numerous obligations that are applicable to the company, including but not limited to acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose the Company to fines, penalties and/or interruptions in the Company’s operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.
Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
Concerns have also been raised about the amount of electricity required to secure and maintain the bitcoin network. In addition to the direct power costs of performing the calculations involved in bitcoin mining, there are indirect costs that impact a digital asset networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions.
Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
Intellectual Property
We will actively use specialized hardware and software for bitcoin mining. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source. We intend to adhere to the terms of any license agreements of Celsius Mining that may already be in place for these works, but in some circumstances, the Company may not be aware of license obligations which may be applicable.
We intend to use Hut 8’s proprietary miner management and energy curtailment software under a royalty-free license provided by Hut 8 in its contract with the Company.
We do not currently own any patents in connection with our existing businesses.
Human Capital
As of the Plan Effective Date, we expect to have approximately 10 full-time employees. In addition, Hut 8 has committed to provide significant human capital resources that will be deployed in exchange for the management fee described in Mining MSA. We also expect to hire part-time or temporary employees as necessary at certain of our facilities. We do not expect to be a party to any collective bargaining agreements.
Competition
The digital asset mining space is filled with a range of competitors, each supplying hash power to the bitcoin network. Competitors include everything from individual hobbyists to large-scale, professionally-run mining operations. The Company anticipates that large-scale mining operators will be its primary source of competition due to the immense hash power they add to the network. Within bitcoin mining, we anticipate that we will face also significant competition in many aspects of our business, including, but not limited to, the acquisition of new mining equipment, ability to raise capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.
As more miners have recently entered the market, the increased competition for a limited number of blocks added to the bitcoin blockchain has caused a significant increase in the network hashrate. As a result, there have been rising levels of difficulty implemented by the bitcoin network. Changes in network difficulty can create volatility in mining revenue.
The bitcoin mining category is composed of both public and private entities. At present, the information concerning the activities of these enterprises is not readily available as the vast majority of the participants in this sector do not publish information publicly or the information may be unreliable. Published sources of information include “bitcoin.org” and “blockchain.info”; however, the reliability of that information and its continued availability cannot be assured. Information contained in, and that can be accessed through, these websites is not incorporated into and does not form a part of this Registration Statement.
The Company expects that its main competitors will include, but will not be limited to, the following companies:

•
Applied Digital Corporation

•
Argo Blockchain PLC

•
Bitfarms Ltd

•
Core Scientific Inc.

•
CleanSpark Inc.

•
Cipher Mining Inc.

•
Iris Energy Limited

•
Marathon Digital Holdings Inc.

•
Riot Platforms, Inc.

•
Stronghold Digital Mining Inc.

•
TeraWulf Inc.

The digital asset industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect the Company’s competitiveness in the future.
Reporting Obligations
We will file our annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.
Our periodic and current reports will be available on our website, https://                 , free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC. The SEC also maintains a website (www.sec.gov) that contains such information. Our website will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this Registration Statement.

ITEM 1A.
RISK FACTORS

Risks Related to the Company
The historical financial information of Celsius Mining may not be indicative of our future financial performance.
We have included in this Registration Statement the historical financial statements for Celsius Mining in order to reflect the prior operation of Celsius Mining’s business before Ionic Digital acquired it under the Plan. While we intend to continue and expand this business, the Company may be operated in a different manner than Celsius Mining was operated in the past. Accordingly, our financial condition and results of operations may not be comparable to the financial condition and results of operations reflected in Celsius Mining’s historical financial statements.
Ionic Digital is a new company and has not yet generated any revenues, which makes it difficult to forecast its future results of operations.
As a result of Ionic Digital’s lack of operating history, its ability to accurately forecast the future results of operations is limited and subject to a number of uncertainties, including Ionic Digital’s ability to plan for and model future growth. Although we have contracted mining management services from Hut 8 and are acquiring the assets of Celsius Mining, Ionic Digital’s specific mix of assets and deployment of those assets will be based on a new, and as yet untested, operation strategy, and while we intend to continue and expand the mining business, we may operate the assets acquired from Celsius Mining in a different manner than they were operated in the past. Ionic Digital’s ability to generate revenues will be dependent on its ability to successfully execute its bitcoin mining operations.
Ionic Digital will also encounter risks and uncertainties experienced by new and growing companies in rapidly changing industries. If Ionic Digital’s assumptions regarding these risks and uncertainties and its future growth are incorrect or change, or if Ionic Digital does not address these risks successfully, Ionic Digital’s operating and financial results could differ materially from its expectations, and its business could suffer.
Ionic Digital has no operating or financial history as a new company, and our results of operations may differ significantly from the unaudited pro forma financial data of Celsius Mining included in this Registration Statement.
We are a new company acquiring the mining assets of Celsius Mining, and we have no operating history and no revenues of our own. This Registration Statement includes unaudited pro forma combined financial statements for Celsius Mining. The unaudited pro forma combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved by Celsius Mining or the future consolidated results of operations or financial position of Celsius Mining. Accordingly, Ionic Digital’s future business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma combined financial statements of Celsius Mining included in this document. For more information, please see the section Unaudited Pro Forma Combined Financial Information in Item 3 herein.
Ionic Digital is a newly formed company with limited employees, and our management team has no operating history together, which results in a high degree of uncertainty regarding our ability to effectively operate our business.
We are a newly formed company with very limited number of employees. A number of budgeted management and operational roles that the Company plans to try to fill over time are currently unfilled. For example, we are currently searching or expect to soon begin searches for key personnel in the following areas: accounting, finance, legal and operations. There can be no assurance we will be able to hire individuals to fill these roles or fill them on an appropriate time frame.
Our limited staff, and our recently appointed management team, means that there is a high degree of uncertainty regarding our ability to:
•
develop and commercialize our technologies and proposed operations;

•
implement our business and operational strategy;

•
identify, hire and retain the needed personnel to implement our business plan;

•
manage growth; or

•
respond to competition.

If our employees and management are unable to effectively achieve or respond to any of the above-mentioned areas, it could have a material adverse effect on our business, prospects, financial condition or results of operations.
We are dependent on our key personnel, the loss of whom could adversely affect our operations. If we fail to attract and retain the talent required for our business, our business could be materially harmed.
We are dependent to a significant degree on our ability to hire and retain highly qualified personnel with relevant expertise. The loss of services from any of our key personnel may significantly delay or prevent the achievement of our business objectives. Competition for qualified employees in this industry is intense. We may not be able to attract and retain qualified individuals on acceptable terms or at all, and our inability to do so could have a material adverse effect on our business, prospects, financial condition or results of operations.
We are exposed to risk of nonperformance by the counterparties under our Mining MSA and our power and hosting arrangements.
The day-to-day mining operations of our business will be managed by Hut 8 under the Mining MSA, as described in greater detail in the section Transactions Involving Related Parties in Item 7 herein. In addition, we are party to certain power and hosting agreements. Because of this, we are exposed to the risk of nonperformance by these counterparties. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a contractual dispute, a counterparty’s financial condition and liquidity, or for any other reason. For example, our counterparty under the Mining MSA may be unable or unwilling to continue operating our miners for a variety of technical or economic reasons, and the counterparties under our power and hosting agreements may find it economically preferable to refuse to supply power to us during a period of power price fluctuations or prolonged or sharp power price increases in the market, despite the contractual arrangements. Any significant nonperformance by our counterparties could have a material adverse effect on our business, prospects, financial condition, and operating results.
We might have received better terms from other third parties than the terms we received in our Mining MSA.
We entered into the Mining MSA after a competitive, arms-length bidding process was held in connection with the Plan and approved by the Bankruptcy Court. While we believe the terms of these agreements are reasonable, they might not reflect terms that would have resulted from arm’s-length negotiations between third parties outside the context of bankruptcy proceedings.
We depend on third parties to provide us with certain critical equipment and rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to periods of significant shortage and where innovation has made certain models outdated or obsolete.
We depend on third parties to provide us with ASIC chips and other critical components for our mining equipment and our data centers, which may be subject to price fluctuations or shortages. In particular, the volatility of ASIC chip prices has increased in recent years because of the global chip shortage, which began in 2020 and was exacerbated by the COVID-19 pandemic and subsequent supply chain issues, causing ASIC chips to be in short supply during this same period, according to various press reports. The ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities in the world are capable of producing. Ongoing or future chip shortages could have a material adverse effect on our business, prospects, financial condition, and operating results. Since we do not have any operating history, we may not be able to order ASIC chips or other equipment or services without advance payments because ASIC chip manufacturers and suppliers typically do not guarantee reserve capacity or supplies without substantial order deposits.
Our ability, directly or through Hut 8 to source ASIC chips and other critical components for our data centers in a timely matter and at acceptable price and quality levels is critical to our potential expansion. We are exposed to the risk of disruptions or other failures in the overall global supply chain for bitcoin mining and related data center hardware. This is particularly relevant to the ASIC chip production since there is only a small number of fabrication facilities capable of such production, which increases our risk exposure to manufacturing disruptions or other supply chain failures, but it also applies to other infrastructure hardware necessary for operating our data centers, such as transformers, cables, and switch gear.
We may become dependent on third-party brokers and direct suppliers to source some or all of our miners, and failure to properly manage these relationships, or the failure of these brokers or suppliers to perform as expected, could have a material adverse effect on our business, prospects or operations.
We may rely on third-party brokers or other suppliers to source some or all of our miners. While as part of our Mining MSA we anticipate access to the supply of miners and other equipment and services, we cannot guarantee that we or our counterparties, under these or any other future arrangements, will be able to timely place or fulfill our purchase orders to ensure sufficient supply of the required equipment at prices acceptable to us or at all. Some of our competitors may enter into supply arrangements for mining equipment, which may have greater capabilities or lower costs compared to ours, which could substantially harm our competitive position and results of operations.
In the past, increased demand for miners has also limited the supply of miners that brokers can source. We cannot ensure that brokers, if engaged, or suppliers will continue to perform to our satisfaction or under commercially attractive terms. Brokers or suppliers may also decline our orders to fulfill orders from a competitor, which could harm our competitive position. If our brokers or suppliers were to not provide services according to our needs or to become unable to produce and deliver the volume of miners required by us, we may not be able to find alternative means of purchasing and securing miners in a timely manner. Any delays, interruptions, or increased costs resulting from these dynamics could have a material adverse effect on our business, prospects or operations.
Some of our executive officers and directors may have actual or potential conflicts of interest because of their ownership interests in, employment by, or business partnerships with Hut 8.
Some of our executive officers and directors have ownership interests in our mining management services provider, Hut 8. Some of our executive officers and directors are also employed by, or have business partnerships with, Hut 8. For example, Asher Genoot, one of our directors, is the current President of Hut 8, and he and Jordan Levy, another of our directors, collectively own a significant amount of Hut 8’s equity and participate in equity incentive programs of Hut 8. Although all transactions with related parties after the Plan Effective Date are expected to be subject to review and approval by a committee of independent directors of the Company, these interests may create the appearance of conflicts of interest when the Hut 8-affiliated officers and/or directors are faced with decisions that could have different implications for Hut 8 than for us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Hut 8 and us regarding the terms of the Mining MSA. We intend to enact a corporate policy covering treatment of transactions that could present a conflict of interest, which will be public and disclosed to shareholders.
We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in this state.
We currently expect to operate all of our self-owned bitcoin mining facilities in Texas and, consequently, are particularly exposed to changes in the regulatory environment, market conditions and natural disasters in this state. Texas, through its regulatory and economic incentives, has encouraged bitcoin mining companies, like ours, to locate their operations in the state. As such, we may face increased competition in Texas for suitable bitcoin mining data center sites and skilled workers. If we experience delays in operation of data centers in Texas due to the regulatory environment or resulting from disputes with our third-party contractors or service providers, our business, financial condition and results of operations could be adversely impacted.

Additionally, if the regulatory and economic environment in Texas were to become less favorable to bitcoin mining companies, including by way of increased taxes, our heavy concentration of sites in Texas means our business, financial condition and results of operations could be adversely affected. Finally, if Texas faces other unforeseen events, such as natural disasters or environmental-related issues, this may impact our operations, including by extended periods of disrupted power, as happened during an ice storm in February 2021. Texas is not connected to a power grid outside of the state, and therefore may be limited in its ability to respond to certain natural disasters. In addition, flooding has also occurred in some parts of Texas, which could disrupt our operations. Certain weather-related disturbances could have a material adverse effect on our business, prospects, financial condition, and operating results.
Our insurance may cover all or a portion of the replacement cost of any loss or damage to our mining facilities, including miners, but does not cover any interruption of our mining activities. Our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in our network, such mining facilities may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining facilities.
Ionic Digital’s financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond Ionic Digital’s control.
Ionic Digital’s revenues, cost of doing business, results of operations, and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond Ionic Digital’s control. Market prices for power, capacity, and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and generally must be produced concurrently with its use. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets.
Long- and short-term power prices may also fluctuate substantially due to other factors outside of Ionic Digital’s control, including:
•
environmental regulations and legislation;

•
electric supply disruptions, including plant outages and transmission disruptions;

•
changes in power transmission infrastructure;

•
fuel transportation capacity constraints or inefficiencies;

•
changes in law, including judicial decisions;

•
weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

•
changes and volatility in commodity prices and the supply of commodities, including but not limited to natural gas, fuel, coal and oil;

•
changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

•
development of new fuels, new technologies and new forms of competition for the production of power;

•
economic and political conditions;

•
supply and demand for energy commodities;

•
supply chain disruption of fuel or of electrical components needed to transmit energy;

•
availability of competitively priced alternative energy sources; and

•
changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for Ionic Digital’s bitcoin mining.

Ionic Digital may not adequately respond to rapidly changing technology, which may negatively affect its business.
Competitive conditions within the digital assets industry require that Ionic Digital use sophisticated technology in the operation of its business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies that Ionic Digital currently utilizes, and Ionic Digital may have to manage transitions to these new technologies to remain competitive. Ionic Digital may not be successful, generally or relative to its competitors in the digital assets industry, in timely implementing new technology into its systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into its operations, Ionic Digital may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that Ionic Digital will recognize, in a timely manner or at all, the benefits that it may expect as a result of its implementing new technology into its operations. As a result, Ionic Digital’s business and operations may suffer, and there may be adverse effects on the value of Ionic Digital’s securities.
In the future, we may need to raise additional capital, which may not be available on terms acceptable to us, or at all.
From time to time, Ionic Digital may require additional capital to respond to technological advancements, competitive dynamics or technologies, customer demands, business opportunities, challenges, acquisitions or unforeseen circumstances. Accordingly, the Company may decide to engage in equity or debt financings or enter into credit facilities for the above-mentioned or other reasons.
The Company may not be able to timely secure additional debt or equity financing on favorable terms, or at all. If additional funds are raised through equity financing, existing stockholders could experience significant dilution.
If the Company is unable to obtain adequate financing or financing on satisfactory terms, when required, its ability to continue to grow or support the business and to respond to business challenges could be significantly limited.
Celsius Mining has identified material weaknesses in its internal control over financial reporting. These material weaknesses could adversely affect Ionic Digital’s ability to report its results of operations and financial condition accurately and in a timely manner.
In connection with the preparation of Celsius Mining’s financial statements as of December 31, 2021 and December 31, 2022, management and its independent registered public accounting firm identified material weaknesses in Celsius Mining’s internal controls surrounding: (1) segregation of duties within the accounting and financial reporting function; (2) accounting for certain topics (i.e., prepaid expenses, deposits on miners, fixed asset impairment, and valuation of investments); and (3) document retention. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Ionic Digital’s management is responsible for the internal control over financial reporting of Ionic Digital going forward and is taking steps to address the material weaknesses found in Celsius Mining’s internal controls, including:
•
Expanding the accounting and finance functions of Ionic Digital by hiring additional employees within the accounting and finance departments of Ionic Digital, which hiring has already begun;

•
The engagement of a third-party firm to assist Ionic Digital with its financial reporting for complex transactions;

•
The implementation of additional, controls relating to processes for certain financial reporting topics (i.e., prepaid expenses, deposits on miners, fixed asset impairment, and valuation of investments) on a go forward basis;

•
The implementation of controls relating to document retention on a go-forward basis; and

•
The implementation of an oversight process where third-party firms are managed by senior team members in Ionic Digital’s accounting or finance function and reliance on any third-party reports (e.g., investment valuations) are reviewed and approved by authorized Ionic Digital personnel.

Ionic Digital expects the remediation plan described above to be fully completed in the near term. Ionic Digital has not incurred any material expenses to date with respect to the remediation plan. Ionic Digital will expend the necessary resources, including accounting-related costs, to significantly enhance management oversight of internal controls. However, if any of these new or improved controls and systems do not perform as expected, or if new material weaknesses develop, Ionic Digital may experience additional deficiencies in its controls which could adversely affect Ionic Digital’s ability to report its results of operations and financial condition accurately and in a timely manner which could adversely affect its operating results and ability to operate our business, as described in detail in the following risk factor entitled “— If we fail to establish and maintain proper and effective internal controls over financial reporting, our operating results and our ability to operate our business could be harmed.”
If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Beginning with the second annual report that we will be required to file with the SEC (which will be for the period ending December 31, 2025), management will be required to provide an annual assessment on the effectiveness of our internal control over financial reporting. In addition, when we no longer qualify as an “emerging growth company” as defined in the JOBS Act (which will occur no later than December 31, 2029), and our independent registered public accounting firm will also be required to attest to the effectiveness of our internal control over financial reporting when we no longer qualify as an “emerging growth company” as defined in the JOBS Act. Our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We expect to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. We plan to develop a system of controls that meets the requirement of Section 404; however, we have not done so to date and do not expect to have done so until late 2024.
While an effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud, disclosure controls and internal control over financial reporting are generally not capable of preventing or detecting all financial reporting errors and all fraud. A control system, no matter how well-designed and operated, is designed to reduce rather than eliminate financial statement risk. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure in human judgment. A control system can provide only reasonable, not absolute, assurance of achieving the desired control objectives and the design of a control system must reflect the fact that resource constraints exist. Accordingly, our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective.
If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses:
•
we could fail to meet our financial reporting obligations;

•
the market price of our stock could decline; and

•
we could be subject to litigation and/or investigations or sanctions by the SEC, the Nasdaq or other regulatory authorities.

We may become involved in legal proceedings from time to time, which could adversely affect us. We cannot predict the outcome of any legal proceedings with respect to our current and past business activities.
From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom it does business and other proceedings, whether arising in the ordinary course of business or otherwise. We will evaluate our exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require us to change our business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could adversely affect our business, financial condition and results of operations.
Responding to lawsuits brought against us and governmental inquiries or legal actions that we may initiate, can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could adversely affect our business, results of operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.
Ionic Digital’s Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between Ionic Digital and its stockholders, which could limit the ability of Ionic Digital’s stockholders to obtain a favorable judicial forum for disputes with Ionic Digital or its directors, officers, or employees.
Ionic Digital’s Certificate of Incorporation provides that, unless Ionic Digital consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws or as to which the General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws; or (e) any action asserting a claim against the Corporation or any director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine.
This exclusive choice of forum provision in Ionic Digital’s Certificate of Incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Ionic Digital or any of its directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if they do not reside in or near Delaware, both of which may discourage such lawsuits against Ionic Digital and its directors, officers and employees. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Ionic Digital may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Ionic Digital’s financial condition and results of operations. The exclusive forum provision in Ionic Digital’s Certificate of Incorporation is limited to the extent permitted by law.
Failure of critical systems of the facilities operated by Ionic Digital or third parties could have a material adverse effect on its business, financial condition, and results of operations.
The critical systems of the facilities that will be operated by Ionic Digital will be subject to failure. Any such failure, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, power loss, equipment failure, human error and accidents, network connectivity downtime and fiber cuts, security breaches, animal incursions, water damage, extreme temperatures, public health emergencies, terrorism, fire, earthquake, hurricane, tornado, flood and other natural disasters, whether or not within the company’s control, could result in damaged equipment, significant business disruption, and reduced revenue, including through the reduction in the amount of bitcoin mined by the Company, and, consequently, reduced profitability. The destruction or severe impairment of any of the facilities operated by Ionic Digital could have a material and adverse impact on Ionic Digital’s business, operations, and financial condition.
The further development and acceptance of digital asset networks and other digital assets, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin in particular, is subject to a high degree of uncertainty, and the acceptance of developing protocols may occur unpredictably and contribute to price volatility that could adversely affect an investment in Ionic Digital Class A common stock.
While bitcoin is the most utilized digital asset, banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from digital assets exchanges, digital assets-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin or other digital assets. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines the role of bitcoin as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always be low. The relative lack of acceptance of bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects, or operations and potentially the value of bitcoin that Ionic Digital mines or otherwise acquires or holds for its own account.
Furthermore, recent events in the industry, such as filing for and seeking protection of Chapter 11 proceedings by major market participants, may have significant impact on further development and acceptance of digital asset networks and digital assets as they exposed how unpredictable and turbulent the digital assets industry can be. For example, the FTX Bankruptcy revealed potential systemic risks and industry contagion as a significant number of other major market participants were affected by the FTX Bankruptcy — namely, among others, BlockFi Inc., et al. (“BlockFi”), as one of the largest digital assets lending companies, filed for Chapter 11 bankruptcy protection in November 2022 (the “BlockFi Bankruptcy”). Such failure of key institutions in the cryptocurrency asset industry highlights the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.
The closure and temporary shutdown of major digital asset exchanges and trading platforms, such as FTX, due to fraud or business failure, has disrupted investor confidence in cryptocurrencies and led to a rapid escalation of oversight of the digital asset industry. Thus, the failures of key market participants and systemic contagion risk is expected to, as a consequence, invite stricter regulatory scrutiny. All this could have a negative impact on further development and acceptance of digital asset networks and digital assets, including bitcoin. Other factors that could affect further development and acceptance of digital asset networks and other digital assets include, but are not limited to:
•
worldwide growth in the adoption and use of bitcoin as a medium to exchange;

•
governmental and quasi-governmental regulation of bitcoin and its use, or restrictions on or regulation of access to and operation of the bitcoin network or similar cryptocurrency systems;

•
changes in consumer demographics and public tastes and preferences;

•
the maintenance and development of the open-source software protocol of the bitcoin network;

•
the increased consolidation of contributors to the bitcoin blockchain through bitcoin mining pools;

•
the availability and popularity of other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•
the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

•
general economic conditions and the regulatory environment relating to cryptocurrencies;

•
environmental or tax restrictions, excise taxes or other additional costs on the use of electricity to mine bitcoin;

•
an increase in bitcoin transaction costs and any related reduction in the use of and demand for bitcoin; and

•
negative consumer sentiment and perception of bitcoin specifically or cryptocurrencies generally.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to bitcoin hardware disruption and the cost and difficulty in obtaining new hardware which may have a negative effect on Ionic Digital’s business.
Ionic Digital’s bitcoin mining operations may be successful and ultimately profitable only if the costs of mining a bitcoin, including hardware and electricity costs associated with mining a bitcoin, are less than the price of the bitcoin generated by the mining operations. As Ionic Digital’s mining facility operates, its miners experience ordinary wear and tear and general hardware breakdown and may also face more significant malfunctions caused by a number of extraneous factors beyond Ionic Digital’s control. The physical degradation of Ionic Digital’s miners will require Ionic Digital to, over time, replace those miners that are no longer functional. Additionally, as the technology evolves, Ionic Digital may be required to acquire newer models of miners to remain competitive in the market. Reports have been released which indicate that suppliers of mining equipment adjust the prices of miners according to bitcoin mining revenues, so the cost of new machines is unpredictable but could be extremely high. As a result, at times, Ionic Digital may obtain miners and other hardware from third parties at premium prices, to the extent they are available. In order to keep pace with technological advances and competition from other mining companies, it will be necessary to purchase new miners, which will eventually need to be repaired or replaced along with other equipment from time to time to stay competitive. This upgrading process requires substantial capital investment, and Ionic Digital may face challenges in doing so on a timely and cost-effective basis. In 2020 and 2021, following the COVID-19 pandemic, the global supply chain for bitcoin miners particularly, and computer hardware generally, was extremely constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage, with a significant portion of available miners being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of miners; supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners fluctuated dramatically over the past few years and supply constraints can continue for long periods of time. China, a major supplier of bitcoin miners, has seen a production slowdown for several years. Should other supply chain distributions be constrained in the future, or if other disruptions to the China-based global supply chain for bitcoin hardware or microprocessors occur, Ionic Digital may not be able to obtain adequate replacement parts for its existing miners or to obtain additional miners on a timely basis, if at all, or Ionic Digital may only be able to acquire miners or servers at premium prices. Such events could have a material adverse effect on Ionic Digital’s ability to pursue its strategy, which could have a material adverse effect on its business and the value of its securities. Moreover, Ionic Digital may experience unanticipated disruptions to operations or other difficulties with its supply chain due to volatility in regional markets where its miners or microprocessors are sourced, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters.
Ionic Digital may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect its business, financial condition, and results of operations.
There may be periods of shortage in new miners available for purchase and a delay in delivery schedules for new miner purchases. There is no assurance that miner manufacturers or any other equipment manufacturers will be able to keep pace with potential surges in demand for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they fulfill purchase orders fully and in a timely manner. In the event that miner manufacturers or other suppliers are not able to keep pace with, or fail to satisfy, demand, Ionic Digital may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet its business needs. Additionally, should any suppliers default on purchase agreements with Ionic Digital, the company may need to pursue recourse under international jurisdictions, which could be costly and time-consuming. Furthermore, there is no guarantee that Ionic Digital would succeed in recovering any of deposits paid for such purchases (including advance deposits that may be required), which could materially and adversely affect its business, financial condition, and results of operations.
Any reliance on third-party mining pool service providers for our mining revenue payouts may have a negative impact on our operations such as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.
We may in the future receive digital asset mining rewards from mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. We may provide computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. The pools would then distribute our pro-rata share of digital asset mined to us based on the computing power we contribute to the pool.
Should a pool operator’s systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact our ability to mine and receive mining rewards. Furthermore, we would be dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by us and other mining pool participants to the pool for a given mining application in order to assess the proportion of that total processing power we provided.
While we intend to have internal methods of tracking both our processing power provided and the total used by any pool that we join, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.
If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, Ionic Digital may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in Ionic Digital’s failure to achieve profitability.
As the number of bitcoin awarded for solving a block in a blockchain decreases, through halving or otherwise, and if transaction fees are not sufficiently high, the ability of miners like Ionic Digital to achieve profitability would be adversely affected. Decreased use and value of bitcoin rewards for solving blocks may adversely affect Ionic Digital’s and other miners’ incentive to expend processing power to solve blocks, and ultimately may cause the Company and other miners to cease mining operations. Mining operators ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects Ionic Digital’s activities or the market value of bitcoin. A reduction in confidence in the confirmation process or processing power of the network could result and be irreversible. Such events could have a material adverse effect on Ionic Digital’s ability to continue to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects, or operations and potentially the value of any bitcoin it mines or otherwise acquires or holds for its own account.

Bitcoin mining algorithms may transition to proof of stake validation over proof of work, which could make us less competitive and ultimately adversely affect our business and the value of our Class A common stock.
Proof of stake is an alternative method for validating bitcoin transactions. Should bitcoin’s algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, real estate, or hosting) less competitive. We may be exposed to the risk in the future of losing the benefit of our capital investments and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
Transactional fees may decrease demand for bitcoin and prevent expansion that could adversely affect the value of Ionic Digital.
As the number of bitcoin currency rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward to transaction fees. To incentivize miners to continue to contribute to the bitcoin network, the bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another digital asset or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin that could adversely impact the value of Ionic Digital. Decreased use and demand for the bitcoin that Ionic Digital has accumulated may adversely affect their value and may adversely affect Ionic Digital.
To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining in the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect Ionic Digital.
Bitcoin network mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the bitcoin network is predominantly added by incorporated and unincorporated “professionalized” mining operations. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. As a result, professionalized mining operations are of a greater scale than prior bitcoin network miners and have more defined, regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to more immediately sell bitcoins earned from mining operations on a bitcoin exchange market.
The immediate selling of newly acquired bitcoins increases the supply of bitcoins on the bitcoin exchange market, creating downward pressure on the price of bitcoin. The extent to which the value of bitcoin mined by a professionalized mining operation exceeds the allocable capital and operating costs determines the profit margin of such operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly acquired bitcoin rapidly if it is operating at a low profit margin, and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold into the bitcoin exchange markets more rapidly, thereby potentially reducing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited capital reserves, creating a negative effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined bitcoin could result in a reduction in the price of bitcoin that could adversely affect Ionic Digital.

The bitcoin reward for successfully uncovering a block will halve several times in the future and bitcoin value may not adjust to compensate Ionic Digital for the reduction in the rewards Ionic Digital receives from its mining effort.
Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an even smaller number of digital assets being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for bitcoin happened on May 11, 2020 at block 630,000, and the reward reduced to 6.25. The next halving appears likely to occur in 2024. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million, which is presently expected to occur around 2140, but could happen before that date. While the bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue that Ionic Digital would earn from its bitcoin mining operations would see a corresponding decrease, which would have a material adverse effect on its business and results of operations.
Because the number of bitcoins awarded for solving a block in the bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their yield of bitcoins, which might make bitcoin mining uneconomical for Ionic Digital.
The award of new bitcoin for solving blocks continually declines, so bitcoin miners must invest in increasing processing power to maintain or increase their yield of bitcoin. If the pricing of bitcoin were to decline significantly, there can be no assurance that Ionic Digital would be able to recover its investment in the computer hardware and processing power required to upgrade its mining operations. In that situation, there can also be no assurance that Ionic Digital will have the resources to upgrade its processing power to maintain the continuing profitability of its mining operations. Also, the developers of the bitcoin network or other programmers could propose amendments to the network’s protocols and software that, if accepted, might require Ionic Digital to modify and increase its investment in its bitcoin mining operations to mine profitably. There can be no assurance, however, that Ionic Digital will be able to do so.
There is a risk of additional bitcoin mining capacity from competing bitcoin miners, which would decrease Ionic Digital’s effective market share.
The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional network capacity from competing bitcoin miners. The bitcoin protocol responds to increasing total hashrate by increasing the difficulty of bitcoin mining. If this difficulty increases at a significantly higher rate than is expected, Ionic Digital would need to increase its hashrate at the same rate to maintain market share and generate equivalent block rewards. A decrease in Ionic Digital’s effective network hashrate market share would result in a reduction in Ionic Digital’s share of block rewards and transaction fees, which could materially adversely affect its financial performance and financial position.
AI technologies are constantly evolving, and any flaws in or misuse of AI, even if committed by other third parties, could have a negative impact on Ionic Digital’s business, reputation, brands and the general acceptance of AI solutions by society.
Ionic Digital may elect to repurpose and diversify the Company’s core bitcoin mining infrastructure for aligned needs that come with the growth of AI. AI technologies are still in a preliminary stage of development and are constantly evolving. As with many disruptive innovations, AI presents risks and challenges that could affect user perception and its adoption. Any flaws in or insufficiencies of AI, and any inappropriate or premature usage thereof, whether actual or perceived, may dissuade prospective customers from adopting AI solutions, and may impair the general acceptance of AI by broader society. Moreover, AI is covered extensively, and in many instances critically, by various news media across the world. There is no assurance that any of the AI products that utilize Ionic Digital’s infrastructure will not be misused or applied in a way that is inconsistent with public expectations. Any misuse of Ionic Digital’s AI technologies that utilize Ionic Digital’s infrastructure, whether actual or perceived, by third parties could negatively impact Ionic Digital’s brands and reputation, and in turn its business, financial condition and results of operation.
Risks Related to Regulatory Framework
Ionic Digital will be required to obtain, and to comply with, government permits and approvals.
Ionic Digital will be required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of Ionic Digital’s operations.
If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. We intend to conduct our operations so that we will not be deemed an investment company, including by managing our security holdings to comply with applicable limitations under the Investment Company Act. However, to the extent that certain digital assets are determined by regulators to be securities, we may be subject to additional regulatory requirements and/or additional limitations on our portfolio which could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.
We do not believe we are, and do not intend to be, engaged in the business of investing, reinvesting, or trading in securities, and we will not hold ourselves out as being engaged in those activities. Furthermore, we will monitor our holdings to ensure continuing and ongoing compliance with the 40% limit described above (or similar limits available under certain Investment Company Act exceptions and safe harbors). However, depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. If the SEC or its staff were to disagree with our treatment of certain assets (namely certain digital assets), we would need to adjust our strategy and our assets in order to continue to comply with such limits. Any such adjustment in our strategy or assets could have a material adverse effect on us. To date, the SEC staff have treated bitcoin as a commodity, but it is possible that the SEC may deem bitcoin and other digital assets an investment security in the future. We do not believe any of the bitcoin we own, acquire or mine are securities. As a result of our investments and digital asset mining activities, it is possible that the investment securities we hold in the future could exceed applicable limits under the Investment Company Act, particularly if such SEC treatment of bitcoin changes, and, accordingly, we could determine that we have become an inadvertent investment company and do not qualify for any exemption from registration under the Investment Company Act. As of the date hereof, we do not believe that we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with the cash or bitcoin on hand or liquidating investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or bitcoin could result in losses. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
In general, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from acquiring certain assets or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. No assurance can be given that the SEC or its staff will concur with our classification of our assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the Investment Company Act. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the business strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets we hold, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on us.
There can be no assurance that we will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results would have a material adverse effect on us.
Ultimately, classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming, expensive and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations. Furthermore, our classification as an investment company could adversely affect our ability to engage in future combinations, acquisitions or other transactions on a tax-free basis. Finally, there is no guarantee that we would be able to register under the Investment Company Act at such time or take such other actions as may be necessary to ensure our activities comply with applicable law, which could force the us to cease operations and liquidate.
Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.
We are not registered, and do not intend to register, as an investment company under the Investment Company Act or the similar laws of any other country or jurisdiction and, accordingly, the provisions of the Investment Company Act will not be applicable to us. These provisions require investment companies to have a majority of disinterested directors, require securities held in custody to be individually segregated at all times from the securities of any other person and to be clearly marked to identify such securities as the property of such investment company and regulate the relationship between the advisor and the investment company.
Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of economic sanctions laws and regulations.
We are subject to the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including prohibitions on conducting direct or indirect business with persons named on, or owned by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. We are also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of today, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea region of Ukraine), and may be prohibited from dealing with persons in other jurisdictions subject to targeted U.S. sanctions such as Venezuela, Russia, and Belarus. U.S. sanctions compliance obligations apply to transactions in digital assets and U.S. sanctions authorities have in recent years directed significant attention to sanctions compliance among the digital asset industry. Because of the pseudonymous nature of blockchain transactions, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons. Civil liability for OFAC sanctions violations are typically regarded as “strict liability” violations, meaning we may be held responsible for transacting with prohibited parties even if we have no knowledge that a particular counter party is a prohibited person under the OFAC sanctions regulations. In addition, we may be subject to non-U.S. economic sanctions laws and regulations to the extent we conduct activity within the jurisdiction of other sanctions regimes, including those of the European Union and United Kingdom.
Although we will implement policies and procedures to promote compliance with economic sanctions, OFAC and other governmental authorities have significant discretion in the interpretation and enforcement of sanctions laws and regulations. Moreover, economic sanctions laws and regulations continue to evolve, often with little or no notice, which could raise operational or compliance challenges. If it is determined that the Company has transacted with prohibited persons, even inadvertently, this could result in substantial reputational harm, fines or penalties, and costs associated with governmental inquiries and investigations. Any or all of the foregoing could have a material adverse effect upon us.
Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
In the United States, the SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis. The SEC Staff has indicated that the determination of whether or not a digital asset is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. However, the SEC and its staff have taken positions that certain digital assets are “securities” - often in the context of enforcement actions. We do not currently hold any digital assets for which the SEC or its staff has taken the position that such assets are securities. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (in its current form). Bitcoin is the only digital asset as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset and may evolve. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. To date, we hold bitcoin, which is not currently treated as a “security” under U.S. federal securities law.
Following the FTX Bankruptcy and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. In July 2023, the former CEO of Celsius was indicted on charges of securities fraud, wire fraud and commodities fraud with respect to Celsius’ business. In 2023, the SEC sued four digital asset companies, Genesis Global Capital, LLC, Gemini Trust Company, LLC, Binance Holdings Ltd. and Payward Inc. and Payward Ventures Inc. (together known as Kraken) with a variety of securities law violations. The SEC’s complaints alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC or that the digital asset companies were operating as an unregistered securities exchange, broker, dealer, and clearing agency. These proceedings have had a significant adverse impact on our industry. In July 2023, a U.S. District Court found that the sale of XRP, a digital token, through blind bid-ask transactions on public exchanges by Ripple Labs, Inc. complied with U.S. federal securities laws but that the sale to sophisticated investors did not. In June 2023, the SEC filed a complaint against Coinbase Inc. and its parent (collectively, “Coinbase”) alleging, among other things, that Coinbase Inc. has violated U.S. federal securities laws by failing to register with the SEC as a national securities exchange, broker-dealer, and clearing agency, in connection with activities involving certain identified digital assets that the SEC’s complaint alleges are securities. The SEC’s complaint against Coinbase does not allege that bitcoin is a security nor does it allege that Coinbase Inc.’s activities involving bitcoin caused the alleged registration violations. Whether there will be additional legislation or regulation of digital assets is uncertain. While we believe our holdings are not securities, we cannot assure you that future legislation or regulation will not have an adverse effect upon us.
To the extent that the SEC or a court or foreign authority determines that any digital assets we hold, or choose to hold in the future, are securities, that determination could prevent us from continuing to hold or mine those digital assets. It could also result in regulatory enforcement penalties and financial losses in the event that we have liability to our customers and need to compensate them for any losses or damages. We could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm. Moreover, all transactions in such digital assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit the liquidity, usability and transactability of the relevant digital assets. The networks on which such digital assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that bitcoin is a security could draw negative publicity and cause a decline in the general acceptance of digital assets. Also, it would make it more difficult for bitcoin to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities. Lastly, any determination that a digital asset we hold, or choose to hold in the future, is a “security” may require us to register as an investment company under the Investment Company Act.
The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.
Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and no official guidance has been provided by the FASB or the SEC. As such, there remains significant uncertainty on how companies can account for crypto asset transactions, crypto assets, and related revenue.
Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information. Such a restatement could adversely affect the accounting for our newly mined cryptocurrency rewards and more generally negatively impact our business, prospects, financial condition and results of operations. Such circumstances would have a material adverse effect on our ability to continue as a going concern, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
We will be subject to income taxes in the United States and other jurisdictions, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•
changes in the valuation of any deferred tax assets and liabilities;

•
expected timing and amount of the release of any tax valuation allowances;

•
tax effects of stock-based compensation;

•
costs related to intercompany restructurings;

•
changes in tax laws, regulations or interpretations thereof; or

•
lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.
Future developments regarding the treatment of crypto assets for U.S. and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving crypto assets, such as bitcoin, are uncertain, and it is unclear what guidance may be issued in the future regarding the treatment of crypto asset transactions, including mining, for such tax purposes. Current Internal Revenue Service (“IRS”) guidance indicates that crypto assets such as bitcoin should be treated and taxed as property, and that transactions involving the payment of crypto assets such as bitcoin for goods and services should be treated as barter transactions. While that treatment creates the potential for the recognition of taxable income or gain (and potential information reporting obligations) whenever a bitcoin passes from one person to another (including in off-blockchain transactions), it permits certain such income or gains recognized by individuals to be taxed at the favorable rates applicable to capital gains (as opposed to ordinary income).
There can be no assurance that the IRS or any other tax authority will not alter its existing position with respect to crypto assets in the future or that a court would uphold the treatment of bitcoin or other crypto assets as property, rather than currency. Any such alteration of existing IRS, state, local, or foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty of the treatment of crypto assets for U.S. and foreign tax purposes. The uncertainty regarding the tax treatment of crypto asset transactions, as well as the potential promulgation of new U.S. federal income, state or foreign tax laws or guidance relating to crypto asset transactions, or changes to existing laws or guidance, could adversely impact the price of bitcoin, our business and the trading price of our Class A common stock.
Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.
Our business may be subject to extensive federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or adversely impact our ability to compete on favorable terms with competitors. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.

The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on our business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business, financial condition, results of operations and prospects could be negatively impacted.
We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition and results of operations.
The size, nature and complexity of the Company’s business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. The Company believes that since cryptocurrency mining, and the digital asset industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of the Company’s business could have a material adverse effect on the Company, its business or operations, or the industry as a whole.
The regulatory and legislative developments related to climate change may materially adversely affect our brand, reputation, business, results of operations and financial position.
Given the very significant amount of electrical power required to operate bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of bitcoin mining servers, the crypto mining industry may become a target for future environmental and energy regulation. In addition, our operations may be subject to federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. Legislation and increased regulation regarding climate change and other environmental concerns could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in the same industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.
Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, may adversely affect our business, investments and results of operations.
We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business and results of operations.
Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.
In 2021, the Chinese government declared that all digital currency-related business activities are illegal, effectively banning mining and trading in cryptocurrencies, such as bitcoin. Other countries, such as India or Russia, may take similar regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of bitcoin we may be able to mine, the value of bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.
Risks Related to Bitcoin Mining
Ionic Digital’s future success will depend upon the value of bitcoin and other digital assets. The value of bitcoin may be subject to pricing risk and has historically been subject to high volatility.
Ionic Digital’s operating results will depend on the value of bitcoin as it is presently the only digital asset that Ionic Digital intends to mine. Specifically, Ionic Digital’s revenues from its bitcoin mining operations will be based principally on two factors: (1) the number of bitcoin rewards that Ionic Digital successfully mines; and (2) the value of bitcoin. This means that Ionic Digital’s operating results will be subject to swings based upon increases or decreases in the value of bitcoin (which has ranged from a high of approximately $68,000 to a low of approximately $13,000 since January 1, 2021). These changes in the value of bitcoin will also cause the value assigned to the bitcoin we hold on our balance sheet to fluctuate.
If other digital assets were to achieve acceptance at the expense of bitcoin causing the value of bitcoin to decline, or if bitcoin were to switch its proof of work encryption to an algorithm for which Ionic Digital’s miners are not specialized, or if the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, Ionic Digital’s operating results and financial statement presentation would be adversely affected. In such circumstances, there could be balance sheet impairments, a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects or operations, and harm investors. The market price of bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of bitcoin, or Ionic Digital’s share price, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin and holders of shares of Ionic Digital Class A common stock.
Ionic Digital’s digital assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent digital asset transactions may be irreversible.
There is a risk that part or all of Ionic Digital’s digital assets could be lost, stolen, or destroyed. Digital assets are stored in digital asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s digital assets. Access to Ionic Digital’s bitcoin assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which Ionic Digital maintains a hosted wallet. Access to Ionic Digital’s digital currency assets could also be restricted by cybercrime (such as a denial-of-service attack) against a service at which Ionic Digital maintains a hosted hot wallet. A hot wallet refers to any digital currency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any digital currency wallet that is not connected to the Internet. Cold storage is generally more secure but is not ideal for rapid or regular transactions. Ionic Digital may hold a portion of its digital currencies in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated. Ionic Digital’s digital assets may be an appealing target to hackers or malware distributors seeking to destroy, damage, or steal such digital assets. Hackers or malicious actors may attempt to steal bitcoin, such as by attacking the bitcoin network’s source code, exchange miners, nodes, third-party platforms, storage locations or software, Ionic Digital’s general computer systems or networks, or by other means. Ionic Digital may be unable to prevent loss, damage, or theft, whether caused intentionally, accidentally or by act of God. Access to its digital assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events may adversely affect Ionic Digital’s operations and, consequently, an investment in Ionic Digital. Further, it is possible that, through computer or human error, theft, or criminal action, Ionic Digital’s digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, bitcoin transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable, and Ionic Digital may have extremely limited or no effective means of recovering such bitcoin. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect Ionic Digital’s business.
Digital assets, including those maintained by or for Ionic Digital, may be exposed to cybersecurity threats and hacks.
As with any computer code generally, flaws in digital asset cryptographic primitives such as hash functions, Merkle trees and digital signatures or similar cryptographic methods, and the implementations of any digital asset protocol software, including those used by bitcoin, have been and may be vulnerable to exploitation by malicious actors. Several such errors and defects have been found in multiple cryptocurrency networks, including bitcoin, previously, including those that would have allowed attackers to shut down a cryptocurrency network through denial of service, disable functionality for users and expose users’ information, or take or create cryptocurrency balances. Ionic Digital’s devices, as well as its miners, computer systems and those of third parties that it uses in its operations, may be vulnerable to cyber-security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with Ionic Digital miners and computer systems or those of third parties that Ionic Digital uses in its operations. The Company itself could be hacked and certain of its assets, including bitcoin, could be stolen. Such events could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects, or operations and potentially the value of any bitcoin that Ionic Digital mines or otherwise acquires or holds for its own account.
If a malicious actor or botnet obtains control in excess of 50% of the processing power active on any digital asset network, including the bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects Ionic Digital’s business.
If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on any digital asset network, including the bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down confirmations of transactions on the bitcoin network. Such changes could adversely affect Ionic Digital’s activities or the market value of bitcoin.
For example, in August 2020, the Ethereum Classic network was the target of two double-spend attacks by an unknown actor or actors that gained more than 50% of the processing power of the Ethereum Classic network. The attacks resulted in reorganizations of the Ethereum Classic blockchain that allowed the attacker or attackers to reverse previously recorded transactions in excess of $5.0 million and $1.0 million. Any similar attacks on the bitcoin network could negatively impact the value of bitcoin and the value of

Ionic Digital’s Class A common stock. In addition, in May 2019, the Bitcoin Cash network experienced a 51% attack when two large mining pools reversed a series of transactions in order to stop an unknown miner from taking advantage of a flaw in a recent Bitcoin Cash protocol upgrade. Although this particular attack was arguably benevolent, the fact that such coordinated activity was able to occur may negatively impact perceptions of the Bitcoin Cash network. Any similar attacks on the bitcoin network could negatively impact the value of bitcoin and the value of Ionic Digital’s Class A common stock.
Although there have been no reports of such activity on the bitcoin network, certain mining pools may have exceeded the 50% threshold on the bitcoin network in the past. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the bitcoin network falls within the jurisdiction of a single governmental authority. To the extent that the bitcoin ecosystem, including the core developers and the administrators of mining pools, does not act to ensure greater decentralization of mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the bitcoin network will increase, which may adversely affect the value of Ionic Digital’s Class A common stock.
Ionic Digital may face risks of internet disruptions, which could have an adverse effect on the price of bitcoin.
A disruption of the internet may affect the use of bitcoin and subsequently the value of Ionic Digital. Generally, bitcoin is dependent on the internet, and Ionic Digital’s business of mining digital assets will be dependent on the internet as well. A significant disruption in internet connectivity could disrupt a currency’s network operations until the disruption is resolved and have an adverse effect on the price of bitcoin and Ionic Digital’s ability to contribute computing power to pools that mine bitcoin.
The impact of geopolitical and economic events on the supply and demand for crypto assets, including bitcoin, is uncertain.
Geopolitical crises may motivate large-scale purchases of bitcoin and other crypto assets, which could increase the price of bitcoin and other crypto assets rapidly. Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as war, civil unrest, terrorist attacks, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. Specifically, the uncertain nature, magnitude, and duration of hostilities stemming from Russia’s military invasion of Ukraine and the recent conflict between Israel and Hamas, including the potential effects of sanctions limitations, retaliatory cyber-attacks on the world economy and markets, and potential shipping delays, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies that are backed by central governments, bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A common stock. Political or economic crises may motivate large-scale acquisitions or sales of bitcoin either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
Flaws in the source code of bitcoin or the underlying cryptography could leave the bitcoin network vulnerable to a multitude of attack vectors.
If the source code or cryptography underlying bitcoin proves to be flawed or ineffective, malicious actors may be able to steal bitcoin held by others, which could negatively impact the demand for bitcoin and therefore adversely impact the price of bitcoin. In the past, flaws in the source code for bitcoin have been discovered. Several errors and defects have been publicly found and corrected, including those that disabled some functionality for users and exposed users’ personal information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. In addition, the cryptography underlying bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry, and quantum computing, could result in such cryptography becoming ineffective and could allow a malicious actor to obtain control in excess of 50% of the processing power on the bitcoin network, as further described herein. In any of these circumstances, a malicious actor may be able to steal bitcoin held by others, which could adversely affect the demand for bitcoin and therefore adversely impact the price of bitcoin. Even if the affected digital asset is not bitcoin, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively impact the demand for bitcoin and therefore adversely affect the value of Ionic Digital’s Class A common stock.
Furthermore, a malicious actor may also obtain control over the bitcoin network through its influence over core or influential developers. For example, this could allow the malicious actor to stymie legitimate network development efforts or attempt to introduce malicious code to the network under the guise of a software improvement proposal by such a developer, which could adversely impact the bitcoin ecosystem and subject the Company to risks of malicious action.
Demand for bitcoin is driven, in part, by its status as the most prominent and secure digital asset. It is possible that digital assets other than bitcoin could have features that make them more desirable to a material portion of the digital asset userbase, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in Ionic Digital.
Bitcoin, as an asset, holds “first-to-market” advantages over other digital assets. This first-to-market advantage is driven in large part by having the largest userbase and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Despite the first-mover advantage of the bitcoin network over other digital asset networks, it is possible that another digital asset could become materially more popular due to either a perceived or exposed shortcoming of the bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of another digital asset that includes features not incorporated into bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share as well as other digital assets that Ionic Digital may become involved in and have a negative effect on the demand for, and price of, such digital assets and could adversely affect Ionic Digital. It is possible that Ionic Digital could mine alternative digital assets in the future, but Ionic Digital may not have as much experience mining such assets, which may put Ionic Digital at a competitive disadvantage.
Forks in a digital asset network may occur in the future which may affect the value of bitcoin held by Ionic Digital.
To the extent that a significant majority of users and miners on a digital asset network install software that changes the digital asset network or properties of a digital asset, including the irreversibility of transactions and limitations on the mining of new digital asset, the digital asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the digital asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the digital asset running in parallel that lack interchangeability and necessitate an exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset may include: referring to the wishes of the core developers of a digital asset, which blockchains have the greatest amount of hashing power contributed by miners or validators; or which blockchains have the longest chain.

The Ethereum network, another blockchain, previously forked in 2016 as a consequence of a hack of a decentralized autonomous organization. A fork in the bitcoin network could adversely affect Ionic Digital’s ability to operate or the market value of bitcoin and therefore, an investment in Ionic Digital securities. Ionic Digital may not be able to realize the economic benefit of a fork, either immediately or ever, which could adversely affect an investment in its securities. If Ionic Digital holds bitcoin at the time of a hard fork of either into two digital assets, industry standards would dictate that Ionic Digital would be expected to hold an equivalent amount of the old and new assets following the fork. Ionic Digital may not be able, or it may not be practical, however, to secure or realize the economic benefit of the new asset for various reasons. Additionally, laws, regulation or other factors may prevent Ionic Digital from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.
The loss or destruction of private keys required to access any digital assets held in custody for Ionic Digital’s own account may be irreversible. If Ionic Digital is unable to access its private keys or if Ionic Digital experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm, and other losses.
Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any of Ionic Digital’s hot wallet or cold storage containing digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, Ionic Digital will be unable to access the digital assets held in the related wallet. Further, Ionic Digital cannot provide assurance that its wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store Ionic Digital’s digital assets could adversely affect Ionic Digital’s ability to access or sell its digital assets and subject Ionic Digital to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses and adversely affect its business. The insurance or indemnity provisions of our custody agreement, or other agreements, with a custodian who holds our digital assets may not cover any such losses.
To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the bitcoin blockchain until a block is solved by a miner that does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the bitcoin network, which could adversely affect Ionic Digital.
To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoin upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the bitcoin blockchain. Any systemic delays in the recording and confirmation of transactions on its blockchain could result in greater exposure to double-spending transactions and a loss of confidence in the bitcoin network, which could adversely affect Ionic Digital.
The open-source structure of the digital asset network protocol, including bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the bitcoin network and the value of Ionic Digital.
The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open-source project, bitcoin is not represented by an official organization or authority and its software is available free of charge in accordance with the terms of open-source licenses, such as the MIT License. As the bitcoin network protocol is not commercially licensed and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. The typical lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to a digital asset network which Ionic Digital is mining on may adversely affect Ionic Digital’s business, operations, and financial condition.
Significant bitcoin network contributors could propose amendments to the bitcoin network’s protocols and software that, if accepted and authorized by the bitcoin network, could adversely affect Ionic Digital.
Significant bitcoin network contributors could propose refinements or improvements to the bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. Additionally, bitcoin could change its mining algorithm in a fashion which could render Ionic Digital’s ASIC mining equipment obsolete. To the extent that a significant majority of the users and miners on the bitcoin network install such software upgrade(s), the bitcoin network would be subject to new protocols and software that may adversely affect Ionic Digital’s business, operations, and financial condition.
Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.
Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citigroup, J.P. Morgan and BlackRock, allow customers to carry and invest in bitcoin, the acceptance and use by banks of digital assets, including bitcoin, varies. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the digital assets industry, as well as recent bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult or impossible for digital asset-related companies to find banking or financial services. If Ionic Digital is unable to engage in traditional banking and custody arrangements with banking institutions, it would experience increased operating costs which could have a material adverse effect on Ionic Digital’s business, prospects or operations and harm stakeholders.
Additionally, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban, which banned all cryptocurrency transactions. In March 2022, the SEC announced its views regarding the accounting for entities that have obligations to safeguard crypto-assets and entity holds for platform users, and addressed a number of technological, legal and regulatory risks that it believed could have a significant or negative impact on an entity’s operations and financial conditions.
The usefulness of bitcoin, the only digital asset that Ionic Digital intends to mine, as a payment system and the public perception of bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other digital asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and The Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede Ionic Digital’s ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects or operations and harm stakeholders.

Ionic Digital may not be able to compete with other companies, some of whom have greater resources and experience.
Ionic Digital may not be able to compete successfully against present or future competitors. Ionic Digital may not have the resources to compete with larger providers of similar services at this time. The digital asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than Ionic Digital may have. Additionally, the number of bitcoin and other digital asset mining companies has increased in recent years. With the limited resources that Ionic Digital will have available, Ionic Digital may experience great difficulties in expanding and improving its network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in Ionic Digital’s inability to secure acquisitions and partnerships that Ionic Digital may need to expand its business in the future. This competition from other entities with greater resources, experience and reputations may result in Ionic Digital’s failure to maintain or expand its business, as Ionic Digital may never be able to successfully execute its business plan. If Ionic Digital is unable to expand and remain competitive, its business could be negatively affected, which would have an adverse effect on the trading price of its common stock.
Competition from CBDCs could adversely affect the value of bitcoin and other digital assets.
Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing potential creation of new digital currencies. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
The decentralized nature of digital asset systems may lead to slow or inadequate responses to crises, which may negatively affect Ionic Digital’s business.
The decentralized nature of the governance and administration of digital asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many digital asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in governance of the bitcoin system leads to ineffective decision making that slows development and growth of bitcoin, or slows a response to a problem such as addressing a critical vulnerability in the cryptographic primitives or software implementation of bitcoin, the value of Ionic Digital’s securities may be adversely affected.
Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital asset.
Historically, a limited number of bitcoin wallets held a significant portion of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. Similar or more concentrated levels of ownership may exist for other digital assets as well. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of bitcoin and other digital assets.
Ionic Digital’s operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.
Ionic Digital will compete with other users and companies that are mining bitcoin and other potential financial vehicles, including securities backed by or linked to bitcoin through entities similar to Ionic Digital. Market and financial conditions, and other conditions beyond Ionic Digital’s control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin directly, which could limit the market for its shares and reduce its liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to Ionic Digital and impact Ionic Digital’s ability to successfully pursue its strategy or operate at all, or to establish or maintain a public market for its securities. Such circumstances could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on its business, prospects, or operations and potentially the value of any bitcoin it mines, or bitcoin it otherwise acquires or holds for its own account, and harm investors.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Ionic Digital’s business utilizes presently existent digital ledgers and blockchains, and Ionic Digital could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect Ionic Digital and its exposure to various blockchain technologies and prevent Ionic Digital from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects, or operations and potentially the value of any bitcoin it mines, or bitcoin it otherwise acquires or holds for its own account, and harm investors.
We may be subject to additional various risks associated with holding digital assets held by custodians in custody for our own account.
The insurance that covers losses of our digital assets is anticipated to cover only a small fraction of the value of the entirety of our digital asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our digital assets.
In addition, we believe that existing law and the terms and conditions of our contractual arrangements with our custodians would not result in the digital asset held by our custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if our custodially-held digital assets were, in the event of a bankruptcy of any of our custodians, nevertheless considered to be the property of a bankruptcy estate, the digital assets custodially-held on our behalf could be subject to bankruptcy proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such digital assets. Any such outcome could have a material adverse effect on our financial condition and the market price of our Class A common stock.
Digital assets held by Ionic Digital are not subject to FDIC or SIPC protections.
Currently, custodians that hold and safeguard digital assets are not banking institutions or members of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”). Therefore, Ionic Digital’s digital assets will not be subject to the protections provided to depositors with FDIC or SIPC member institutions.
The limited rights of legal recourse against us, and our lack of insurance protection, expose us and our stockholders to the risk of loss of our digital assets for which no person is liable.
The digital assets held by us are not insured. Therefore, a loss may be suffered with respect to our digital assets which is not covered by insurance and for which no person is liable in damages which could adversely affect our operations and, consequently, an investment in us.
Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.
Third parties have asserted and may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end-users to hold and transfer digital assets may adversely affect Ionic Digital.
Additionally, a meritorious intellectual property claim could prevent Ionic Digital and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against Ionic Digital or other large digital asset network participants could adversely affect Ionic Digital.
There is a lack of liquid markets in digital assets, and these markets are subject to possible manipulation.
Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. The more relaxed a distributed ledger platform is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of the ledger due to a control event. These factors may decrease liquidity or volume or may otherwise increase volatility of investment securities or other assets trading on a ledger-based system, which may adversely affect Ionic Digital. Such circumstances could have a material adverse effect on Ionic Digital’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on Ionic Digital’s business, prospects, or operations and potentially the value of any bitcoin it mines, or bitcoin it otherwise acquires or holds for its own account, which could harm investors.
The digital assets exchanges on which bitcoin trades are relatively new and, in most cases, largely unregulated and have therefore experienced more fraud and failure compared to established, regulated exchanges for other assets. In the event that digital assets exchanges representing a substantial portion of the volume in bitcoin trading are involved in fraud or experience security failures or other operational issues, such digital assets exchanges’ failures may result in a reduction in the price of bitcoin and can adversely affect Ionic Digital.
Digital assets exchanges on which bitcoin trades are new and, in most cases, largely unregulated. Furthermore, many digital assets exchanges (including several of the most prominent U.S. dollar denominated bitcoin exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, including prominent exchanges handling a significant portion of the volume of bitcoin trading.
Some large digital asset exchanges have already experienced fraud and failure. The FTX Bankruptcy, and the BlockFi Bankruptcy that followed, was unexpected and significantly reduced confidence in the digital assets industry as FTX was one of the largest and considered among safest digital asset trading platforms. A lack of stability in the digital assets exchange market and the closure or temporary shutdown of bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the bitcoin network and result in greater volatility in bitcoin value. These potential consequences of a digital assets exchange’s failure could adversely affect Ionic Digital.
The characteristics of digital assets have been, and may in the future continue to be, exploited to facilitate illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams, which could negatively affect us.
Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies, and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, Commodity Futures Trading Commission, and Federal Trade Commission, as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the Federal Bureau of Investigation has noted the increasing use of digital currency in various ransomware scams.
While we believe that our risk management and compliance framework, which includes thorough reviews we conduct as part of our due diligence process, is reasonably designed to detect any such illicit activities conducted by our potential or counterparties, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We, or our potential banking counterparties, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our counterparties (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and adversely affect our business, financial condition and results of operations.
Risks Related to Ownership of the Class A Common Stock
We are an emerging growth company and are able to take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make the Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) December 31, 2029, the last day of the fiscal year following the fifth anniversary of the date of the first sale of the Class A common stock; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.
We expect that we will remain an emerging growth company for a couple of years, but cannot retain our emerging growth company status indefinitely and will under current law no longer qualify as an emerging growth company no later than December 31, 2029. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•
not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
reduced disclosure obligations regarding executive compensation; and

•
not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously adopted.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification.

We currently do not intend to pay dividends on our Class A common stock.
Following the completion of this registration, we do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.
An active trading market for our Class A common stock may not develop and the trading price for our Class A common stock may be depressed or volatile following the Plan Effective Date.
The liquidity of any market for shares of Ionic Digital’s Class A common stock will depend upon, among other things, the number of holders of shares of Class A common stock, Ionic Digital’s financial performance, and the market for the Class A shares and similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for the Class A common stock will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. In the event an active trading market does not develop, the ability to transfer or sell Ionic Digital’s Class A common stock may be substantially limited. If a trading market were to develop, future trading prices of the Class A common stock may be volatile and will depend on many factors, including the following: Ionic Digital’s operating performance and financial condition; the interest of securities dealers in making a market for the shares; and the market for similar securities. Further, certain shares of Class A common stock may be subject to transfer restrictions. The liquidity of the Class A common stock depends on whether it is listed on an exchange, trades through an ATS, or trades over-the-counter. While Ionic Digital intends to apply to list the Class A common stock on Nasdaq, the application may not be approved and any exchange listing is not certain.
The price of our Class A common stock may be volatile and fluctuate substantially.
If a trading market for our Class A common stock develops, future trading prices of the Class A common stock may be volatile and will depend on many factors, including the following: Ionic Digital’s operating performance and financial condition; the interest of securities dealers in making a market for the shares; and the market for similar securities. Additionally, the sale of shares of Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for Ionic Digital to sell equity securities in the future at a time and at a price that Ionic Digital deems appropriate.
Certain holders of our Class A common stock may be restricted in their ability to transfer or sell their securities.
Under the Plan, Celsius will rely on section 1145(a) of the Bankruptcy Code to exempt from registration under the Securities Act the offer, issuance, and distribution of the Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims under the Plan. To the extent that securities issued pursuant to the Plan are covered by section 1145(a)(1) of the Bankruptcy Code, such securities may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code, with respect to such securities. Resales by holders of claims or interests (as applicable) who receive Class A common stock in connection with the satisfaction, settlement, release, and discharge of allowed claims under the Plan that are deemed to be “ underwriters” would not be exempt by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable law. Such holders would only be permitted to sell such securities without registration if they are able to comply with an applicable exemption from registration, including Rule 144 of the Securities Act. To transfer or sell shares of Ionic Digital, a holder may have to open a brokerage account with an institution that can hold and transfer its shares. It may be difficult for holders in certain foreign jurisdictions to open brokerage accounts.

We may issue additional shares of the Class A common stock or other equity securities without your approval, including issuances in connection with our outstanding warrants and incentive plan, which would dilute your ownership interests and may depress the market price of the Class A common stock.
As of the Plan Effective Date, we will have warrants outstanding that will be exercisable for an aggregate of approximately shares of Class A common stock. Such shares of Class A common stock issuable upon conversion or exercise of these securities is substantial, and if exercised or converted, will dilute the ownership interests of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such conversion or exercise could also adversely affect the market prices of our Class A common stock. We may also issue additional shares of our Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, our incentive plan, future acquisitions or repayment of any future outstanding indebtedness, without stockholder approval, in a number of circumstances.
If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

ITEM 2.
FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Transactions, as defined below in Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements.
The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Celsius Mining, which has been identified as the predecessor to Ionic Digital, as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Transactions had been completed on September 30, 2023. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give effect to the Transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following:
•
the accompanying notes to unaudited pro forma condensed combined financial information;

•
Celsius Mining’s unaudited financial statements and related notes as of and for the nine months ended September 30, 2023 included elsewhere in this Registration Statement;

•
Celsius Mining’s audited financial statements and related notes as of and for the year ended December 31, 2022 included elsewhere in this Registration Statement;

•
Celsius Mining’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Registration Statement; and

•
Item 7 herein for a discussion of the Company’s key management agreements.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations would have been had the Transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Transactions. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2023
(Amounts in thousands, except share information)
	Celsius Mining (Historical)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$41,309	$6,376	5a	$—		$270,685
		225,000	5b
		(2,000)	5d
Cryptocurrencies, net	3,612	2,225	5b	—		5,837
Prepaid expenses	10,191	—	5b	—		10,191
Prepaid hosting services	35,832	—	5b	—		35,832
Total current assets	90,944					322,545
Non-current assets
Property and equipment, net	222,664	17,677	5b	—		240,341
Operating lease right-of-use asset	262	300	5b	—		562
Long term deposits	15,328	—	5b	—		15,328
Other receivables	1,842	—	5b	—		1,842
Other receivables from related parties	14	(14)	5c	—		—
Goodwill	—	170,606	5b	—		170,606
Total non-current assets	240,110					428,679
TOTAL ASSETS	$331,054					$751,224
LIABILITIES AND EQUITY
Current liabilities
Sales and use tax payable	6,585	(6,585)	5c	—		—
Accrued expenses	1,677	—		—		1,677
Accounts payables	5,171	—		—		5,171
Total current liabilities	13,433					6,848
Total liabilities not subject to compromise	13,433					6,848
Liabilities subject to compromise	777,462	(777,462)	5c	—		—
TOTAL LIABILITIES	$790,895					$6,848
Commitments and contingencies
EQUITY (DEFICIT)
Units of no par value outstanding – 100 Units	—	—		—		—
Class A common stock – $0.00001 par value – outstanding – [•] shares	—	—	5a	—		—
		—	5b
Class B common stock – $1.00 par value – outstanding – 1 share	—	—	5e	—		—
Additional paid-in capital	—	6,376	5a	3,693	5g	756,069
		415,808	5b
		784,033	5c
		6,000	5d
		—	5e
		(459,841)	5f
Retained earnings (accumulated deficit)	(459,841)	459,841	5f	(3,693)	5g	(11,693)
		(8,000)	5d
TOTAL EQUITY (DEFICIT)	$(459,841)					$744,376
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$331,054					$751,224
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2023
(Amounts in thousands, except share and per share information)
	Celsius Mining (Historical)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Combined		Notes
Revenue:
Mining revenues	$73,870	$—		$—			$73,870
Costs and operating expenses:
Costs of revenues (exclusive of depreciation)	50,060	—		—			50,060
Depreciation	47,791	(1,686)	6a	—			46,105
General and administrative fees	18,446	—		15,024	6c		33,470
Realized (gain) on cryptocurrency	(5,988)	—		—			(5,988)
Realized (gain) loss on asset sales	(2,058)	—		—			(2,058)
Impairment of cryptocurrency	4,653	—		—			4,653
Other operating expenses, net	2,919	—		—			2,919
Total costs and operating expenses	115,823						129,161
Operating loss	(41,953)						(55,291)
Other income (expense):
Interest expense	—	—		—			—
Interest income	249	—		—			249
Realized gain on derivatives	—	—		—			—
Unrealized gain on energy derivatives	1,963	—		—			1,963
Reorganization items, net	(40,611)	—		—			(40,611)
Other expense, net	(38,399)						(38,399)
Loss before taxes	(80,352)						(93,690)
Provision (benefit) for income taxes	16	—	6d	—	6d		16
Net loss	$(80,368)						$(93,706)
Net income (loss) per unit:
Basic and diluted net loss per unit	$(803,680)
Weighted-average number of units used in computing net loss per unit, basic and diluted	100
Pro forma net income (loss) per share:
Pro forma basic and diluted net income (loss) per share						$	[•]	6e
Pro forma weighted-average number of shares used in computing pro forma net income (loss) per share, basic and diluted							[•]	6e
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2022
(Amounts in thousands, except share and per share information)
	Celsius Mining (Historical)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Combined		Notes
Revenue:
Mining revenues	$146,668	$—		$—			$146,668
Costs and operating expenses:
Cost of revenues (exclusive of depreciation)	68,306	—		—			68,306
Depreciation	62,193	(720)	6a	—			61,473
General and administrative fees	31,508	10,000	6b	21,307	6c		62,815
Realized (gain) on cryptocurrency	(11,571)	—		—			(11,571)
Realized loss on asset sale	21,662	—		—			21,662
Impairment of cryptocurrency	21,284	—		—			21,284
Impairment of long-lived assets	327,332	—		—			327,332
Other operating expenses, net	1,039	—		—			1,039
Total costs and operating expenses	521,753						552,340
Operating loss	(375,085)						(405,672)
Other income (expense):
Interest expense	(32,191)	—		—			(32,191)
Interest income	—	—		—			—
Realized gain on investments	—	—		—			—
Realized gain on derivatives	4,337	—		—			4,337
Unrealized loss on energy derivatives	(1,471)	—		—			(1,471)
Reorganization items, net	(29,028)	—		—			(29,028)
Other expense, net	(58,353)						(58,353)
Loss before taxes	(433,438)						(464,025)
Provision (benefit) for income taxes	2,659	—	6d	—	6d		2,659
Net loss	$(436,097)						$(466,684)
Net income (loss) per unit:
Basic and diluted net loss per unit	$(4,360,970)
Weighted-average number of units used in computing net loss per unit, basic and diluted	100
Pro forma net income (loss) per share:
Basic and diluted net income (loss) per share						$	[•]	6e
Weighted-average number of shares used in computing pro forma net income (loss) per share, basic and diluted							[•]	6e
See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts, or unless otherwise specified)
Note 1. Organization and Description of the Transactions
On July 13, 2022, Celsius Network LLC (together with its debtor and non-debtor affiliates, “Celsius”) voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan for the Celsius debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company (“NewCo”), with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Celsius debtors, an “Orderly Wind Down,” pursuant to which all the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company (“MiningCo”), with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the Bankruptcy Court entered its order confirming the Plan. On November 30, 2023, the Celsius debtors and the Official Committee filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Celsius debtors, in consultation with the Official Committee, selected Hut 8 as the mining manager for MiningCo and agreed to provide MiningCo with capitalization of $225 million in cash. That new company, Ionic Digital, was incorporated on January 5, 2024. Ionic Digital will issue Class A common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions (as defined below). The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s initial management team will consist of Matthew Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
Contributed Assets
Pursuant to the Plan, Ionic Digital will issue one share of Class B common stock to Hut 8 and 37 million shares of Class A common stock to Celsius’ creditors and      million shares of Class A common stock to Hut 8, for an aggregate value of approximately $740 million, and will acquire the bitcoin mining net assets held by Celsius’ affiliate Celsius Mining (the “Mining Business”), along with $225 million in cash (together with the Mining Business, the “Contributed Assets”).
Hut 8 Capital Contribution
Based on the terms of the Contribution Agreement (as described in Item 7 herein), Hut 8 plans to contribute up to $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”). Hut 8 expects to make an initial investment of approximately $6.4 million on the effective date of the Plan, and a subsequent investment of $6.4 million no later than June 1, 2024 to the extent that the Company determines not to terminate the Mining MSA pursuant to the terms thereof. If the initial term of the Mining MSA (as defined and described in Item 7 herein) is extended, Hut 8 will make an additional investment of approximately $3.2 million for year five on the first business day of such extension. Given that the extension has not yet occurred as of the Transaction date, only the initial investment of approximately $6.4 million is being reflected in the unaudited pro forma condensed combined balance sheet. As part of its initial investment, Hut 8 will receive      Class A common stock at a price of $ per share and is expected to own approximately 1.7% of the Company, assuming that the Company has not terminated the Mining MSA by June 1, 2024.
Management Services Agreement
Ionic Digital will enter into a mining management services agreement with Hut 8 Corp. and/or an affiliate thereof (the “Mining MSA”).
Under the Mining MSA, Hut 8 agrees to provide services such as managing, supervising, and overseeing bitcoin mining operations on behalf of the Company and its subsidiaries, at the expense of Hut 8. The Mining

MSA provides for cash compensation from Ionic Digital to Hut 8 in the fixed annual amount of $20.4 million, which will be paid in quarterly installments. The term of the Mining MSA shall be for an initial term expiring four years after the date the Transactions close with the option of a one-year extension either at the discretion of the Board or an automatic one-year extension through satisfaction of certain mining capacity targets. Additionally, the Mining MSA provides that Hut 8 shall also receive as compensation approximately      shares of restricted stock of the Company, which will vest over a five-year service period, and approximately      warrants to purchase Class A common stock of the Company, each of which agreements are further described below. The purchase by the Company of the Contributed Assets, the Hut 8 Capital Contribution, and entry into the Mining MSA are collectively referred to as the “Transactions.”
Note 2. Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. The Company has reflected pro forma adjustments related to the accounting for the Transactions (“Transaction Accounting Adjustments”), and adjustments to reflect the registrant’s financial condition and results of operations as if it were a separate stand-alone entity (“Autonomous Entity Adjustments”), which primarily pertain to the estimated impacts of the Mining MSA. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.
The unaudited pro forma condensed combined financial information is based on the historical financial statements of Celsius Mining, which has been identified as the predecessor to the Company, as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Transactions had been completed on September 30, 2023. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023 and for the year ended December 31, 2022 give effect to the Transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented. The Transaction Accounting Adjustments and Autonomous Entity Adjustments presented herein are based upon available information and certain assumptions that management believes are reasonable.
Note 3. Accounting Treatment
Contributed Assets
Based on the terms of the Plan, the Company will acquire, by means of asset purchases, the Contributed Assets. The purchase of the Contributed Assets will be accounted as a business combination by applying the acquisition method with the Company as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the purchase consideration will be allocated to the Contributed Assets acquired based upon their estimated fair values at the date of acquisition. Any excess of the estimated fair value of the consideration transferred over the estimated fair value of the net assets acquired will be recorded as goodwill. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the Company determines that the value of goodwill has become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.
Restricted Stock
As part of the Mining MSA, the Company will issue restricted stock (“Incentive Shares”) to Hut 8 in exchange for mining management services. Pursuant to the Restricted Stock Agreement, the awards vest solely based on service conditions over a five-year service period with 20% of the awards vesting on each anniversary of the grant date. The Incentive Shares are expected to be equity classified awards under ASC Topic 718, Compensation — Stock Compensation, and as such will be measured at fair value as of the grant date. These awards are being issued to non-employees, and the services being provided by Hut 8 in exchange for these awards are being performed at a uniform rate. As such, compensation cost will be recognized on a straight-line basis over the five-year service period to reflect the manner in which the services will be performed. Recognition of compensation cost is subject to certain termination clauses which will be assessed if and when they are deemed probable of occurring.
Warrants
Warrants will be issued by the Company to Hut 8 in exchange for providing mining management services. The warrants vest solely based on service conditions over a five-year service period. The five warrants vest on each subsequent anniversary date of issuance over a five-year period. The exercise price for each warrant will be determined on its annual vesting date based on a purchase price per share equal to the Exercise Price (as such term is defined in the warrant agreements). The warrants are expected to be equity classified awards under ASC Topic 718, Compensation — Stock Compensation. However, as the exercise price will not be determined until the vesting date, the fair value will be initially measured at the service inception date and remeasured at each reporting date until vesting. The Company has estimated the initial fair value of the warrants and reflected pro forma adjustments assuming no further fluctuation in the fair value over the vesting period. Hut 8 has the right to exercise the warrants underlying each vesting tranche subsequent to the annual vesting date of that corresponding tranche. The warrants are being issued to non-employees, and the services being provided by Hut 8 in exchange for these awards are being performed at a uniform rate. As such, compensation cost associated with these will be recognized on a straight-line basis over the applicable service period for each warrant to reflect the manner in which the services will be performed. Recognition of compensation cost is subject to certain termination clauses which will be assessed if and when they are deemed probable of occurring.
Executive Compensation
Given Ionic Digital is a newly formed company with no current or former compensation to report, Ionic Digital has no compensation philosophy, compensation determination process or any executive compensation agreements to report or describe.
Note 4. Purchase Price Allocation
The Company will issue one share of Class B common stock to Hut 8 and 37 million shares of Class A common stock to Celsius’ creditors and      million shares of Class A common stock to Hut 8 for an aggregate purchase price of approximately $740 million, to acquire the Contributed Assets. Management has performed a preliminary valuation analysis of the fair value of the Contributed Assets, which is expected to approximate the fair value of the Class A and B shares of common stock that are transferred in asset acquisition by the Company. The unaudited pro forma condensed combined balance sheet reflects the purchase price allocation as follows:

($ in thousands)	Historical Value	Fair Value Adjustments	Estimated Fair Value
Celsius Mining(1)
Cash	$41,309	$—	$41,309
Cryptocurrencies	3,612	2,225	5,837
Prepaid expenses	10,191	—	10,191
Prepaid hosting services	35,832	—	35,832
Property and equipment, net	222,542	17,799	240,341
Long term deposits	15,328	—	15,328
Other receivables	1,842	—	1,842
Operating lease right-of-use asset	262	300	562
Accounts payables	5,171	—	5,171
Accrued expenses	1,677	—	1,677
Capitalization Amount
Cash contribution			225,000
Total assets acquired			$576,242
Total liabilities assumed			$6,848
Net assets acquired			$569,394
Preliminary estimated transaction consideration			$740,000
Estimated goodwill			$170,606

(1)
There were no other identifiable assets in the Celsius Mining purchase price, including intangible assets.

The above estimate of fair value is preliminary. Accordingly, the aggregate purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.
The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, management may be required to value the Contributed Assets at fair value measures that do not reflect the intended use of those assets. Use of different estimates and judgments could yield different results.
The purchase of the Contributed Assets may be subject to certain closing adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and any differences between these preliminary estimates and the final accounting may be material.
As the determination of the purchase price is subject to change upon finalization of the fair value analyses, the following table depicts the sensitivity of the purchase price and resulting goodwill to changes in net asset value. A 10% change in net asset value would cause a corresponding increase or decrease in the balance of goodwill of approximately $56.9 million.

($ in thousands)	Purchase price (Net assets)	Goodwill
As presented in the pro forma combined results	$569,394	$170,606
10% increase in net asset value	$626,333	$113,667
10% decrease in net asset value	$512,455	$227,545
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited condensed combined pro forma balance sheet are as follows:
Transaction Accounting Adjustments
a.
Adjustment to reflect the initial Hut 8 Capital Contribution of approximately $6.4 million in exchange for      million shares of Ionic Digital Class A common stock with a par value of $0.00001.

b.
Adjustment to reflect the preliminary purchase price allocation related to the Contributed Assets. See “Note 4” for further information.

c.
Adjustment to reflect the elimination of certain assets and liabilities of Celsius Mining that are not part of the contemplated transaction. The pro forma adjustments are summarized below:

(in thousands)
Other receivables from related parties	$(14)
Sales and use tax payables	$(6,585)
Liabilities subject to compromise	$(777,462)

d.
Adjustment to reflect the accrual of $10.0 million of additional estimated transaction costs incurred or expected to be incurred subsequent to September 30, 2023 that were incurred to effect the acquisition of the Contributed Assets, including third-party legal, audit and advisory fees. Approximately $8.0 million of transaction cost liabilities will be settled as part of intercompany settlements at closing and $2.0 million will be incurred by the Company. As a result, the balance sheet reflects an increase in accumulated deficit and additional paid-in capital.

e.
Adjustment to reflect the issuance of one share of Ionic Digital Class B common stock to Hut 8, at $1.00 par value, totaling $1.00 as consideration for the Transactions.

f.
Adjustment to reflect the elimination of Celsius Mining’s historical accumulated deficit balance.

Autonomous Entity Adjustments
g.
Adjustment to reflect the fair value of warrants issued by the Company to Hut 8 in exchange for providing mining management services pursuant to the Mining MSA.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The adjustments included in the unaudited pro forma condensed combined statements of operations are as follows:
Transaction Accounting Adjustments
a.
Adjustment to reflect the impact on depreciation expense as a result of adjustments to arrive at the estimated fair value of long-lived assets when compared to the amount included in the historical financial statements of Celsius Mining. These preliminary estimates of fair value and estimated useful lives may differ from final amounts. After completing a detailed valuation analysis, the updated calculation for depreciation expense may result in a difference that could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of long-lived assets would cause a corresponding increase or decrease in the depreciation expense of approximately $4.6 million for the nine months ended September 30, 2023 and $6.1 million for the year ended December 31, 2022. The following table summarizes the estimated fair values of Celsius Mining’s identifiable long-lived assets and their estimated useful lives and uses a straight-line method of amortization:
($ in thousands)	Estimated Fair Value	Estimated useful life (years)	Nine Months Ended September 30, 2023	Year Ended December 31, 2022
Property and Equipment
Mining Equipment	$142,929	3	$35,733	$47,643
Machinery and Facility Equipment	65,289	7	6,995	9,327
Construction in Progress	23,998	7	2,571	3,428
Cables	530	7	57	76
Transformers	6,995	7	749	999
Total – Property and Equipment(1)	$239,741		$46,105	$61,473
Historical depreciation expense			$47,791	$62,193
Transaction Accounting Adjustments to depreciation			$(1,686)	$(720)

(1)
The total estimated fair value of property and equipment, net of $240,341 (see Note 4 above) consists of $239,741 for the property and equipment that are subject to depreciation and $600 for the land assets, which are not subject to depreciation.

b.
Adjustment to reflect $10.0 million in estimated, non-recurring transaction costs incurred or expected to be incurred subsequent to September 30, 2023 as described in Note 5d. Transaction costs are reflected as if incurred on January 1, 2022, the date the Transactions are deemed to have occurred for the purposes of the unaudited pro forma condensed combined statements of operations.

Autonomous Entity Adjustments
c.
Adjustment to reflect the incremental costs associated with the Mining MSA.

(in thousands)	For the Nine Months Ended September 30, 2023	For the Year Ended December 31, 2022
MSA:
Cash compensation	$15,282	$20,376
Less: Historical allocated corporate costs(1)	(3,063)	(4,085)
Restricted stock compensation expense(2)	1,769	2,359
Warrants expense(3)	1,036	2,657
Total pro forma adjustments	$15,024	$21,307

(1)
Represents the historical corporate costs allocated to Celsius Mining from its parent that will be fully replaced with the management services under the MSAs.

(2)
Preliminary value for restricted stock was calculated as the percentage of Common Stock allocated to Hut 8 to purchase under the Mining MSA multiplied by the value of Ionic Digital at which Hut 8 is investing. Estimate is subject to change.

(3)
Fair value for warrants was calculated using a Monte Carlo Simulation Model (a binomial lattice-based valuation model) which incorporates assumptions as to stock price volatility, risk-neutral expected growth, expected term, a risk-free interest rate and dividend yield. In valuing our warrants, significant judgment is required in determining the expected growth and expected volatility of our common stock as well as the expected life of the warrant prior to exercise. Expected volatility for the warrants is based on volatility of a group of comparable companies. Estimate is subject to change.

Provision (Benefit) for Income Taxes
d.
The pro forma statements of operations adjustments do not reflect any income tax effect because Celsius Mining has taxable losses and a full valuation allowance offsetting any potential deferred tax impact.

Pro Forma Net Income (Loss) Per Share
e.
The pro forma basic and diluted net income (loss) per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Company’s shares outstanding as if the Transactions occurred on January 1, 2022. The calculation of weighted-average shares outstanding for pro forma basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Transactions have been outstanding for the entirety of the period presented. Potential common shares issuable for restricted stock awards and warrants were excluded from the computation of diluted pro forma net income (loss) per share, as the effect of including them would have been antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of the Company’s financial condition and results of operations together with the audited consolidated financial statements and related notes of the Mining Business for the fiscal years ended December 31, 2022 and 2021, the period from October 5, 2020 (inception) to December 31, 2020, and the unaudited consolidated financial statements of the Mining Business for the nine months ended September 30, 2023 and 2022 appearing elsewhere in this Registration Statement. Some of the information contained in this discussion and analysis or set forth elsewhere in this Registration Statement, including information with respect to the Company’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this Registration Statement, the Company’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. References to digital asset mining and crypto asset mining are interchangeable and are meant to have the same meaning.
In this section, references to “Ionic Digital”, the “Company” or “we” refer to Ionic Digital Inc., the new company that will acquire the bitcoin mining assets from its predecessor, Celsius Mining, and cash following the Chapter 11 bankruptcy of the Celsius debtors.
Overview
Ionic Digital strives to be a leading digital assets company focused on bitcoin mining.
At the time the Plan is effective, we will acquire from Celsius Mining over 127,000 bitcoin miners and own infrastructure for 87 MW for bitcoin self-mining, along with hosting arrangements at third-party operators providing approximately 142 MW for hosted bitcoin mining. At the same time, we will also acquire from Celsius Mining the new Cedarvale site, which we intend to complete. Completion of the Cedarvale project, designed to reach approximately 240 MW of bitcoin mining capacity, is anticipated to nearly triple our self-mining capacity. The total bitcoin mining fleet that we will acquire from Celsius Mining has a hashrate of approximately 12.7 EH/s. We anticipate using the Company’s liquidity from bitcoin mining activities to invest in new data centers, improve rig efficiency or other strategic opportunities. We expect to be among the largest bitcoin miners in North America. We also believe that there is synergy between blockchain and AI, and our business model contemplates that we may repurpose and diversify the Company’s core bitcoin mining infrastructure for aligned needs that come with the growth of AI.
Business Updates
Bitcoin mining
Celsius Mining began mining bitcoin in 2021 as one of Celsius’ business divisions. As of September 30, 2023, Celsius Mining has deployed approximately 66,500 machines of the approximately 127,000 machines that the Company expects to own for its mining operations (approximately 12.7 EH/s). We expect to deploy the remaining machines by the middle of 2024. For the nine months ended September 30, 2023, Celsius Mining mined approximately 2,772 bitcoin compared to 3,852 bitcoin for the nine months ended September 30, 2022. Cryptocurrency mining net revenue was approximately $73.9 million for the nine months ended September 30, 2023 compared to $126.0 million for the nine months ended September 30, 2022.
Recent Developments
Celsius Network
The Company will emerge following its acquisition of the bitcoin mining business from its predecessor, Celsius Mining. The Company was founded to effectuate the successful restructuring of the Mining Business pursuant to the Plan, which was approved by an overwhelming majority of Celsius creditors and subsequently confirmed by the Bankruptcy Court.
Celsius was started in February 2018. Soon after its inception, Celsius grew to be one of the largest digital asset-based finance platforms in the world, serving institutional, corporate, and retail clients across more than 100 countries. However, on July 13, 2022, the Celsius debtors filed for Chapter 11 bankruptcy. As part of their Chapter 11 process, the Celsius debtors ran multiple marketing and sale processes to identify parties to buy or manage the Celsius debtors’ assets. Those processes ultimately resulted in the Celsius debtors, in consultation with the Official Committee appointed in the Celsius debtors’ bankruptcy cases, selecting Hut 8 to manage, oversee and operate the new public company contemplated in the Plan. The Celsius debtors and the Official Committee determined that a Hut 8-led mining company presented the most value maximizing alternative to return value to the Celsius debtors’ creditors.
Celsius Mining’s bitcoin mining assets will be transferred to the Company on the Plan Effective Date. The Plan will take all of the assets from the mining business of Celsius that were fully contained within Celsius Mining.
Trends and Key Factors Affecting Performance
Bitcoin Market Price
Celsius Mining’s business was, and the Company’s business will continue to be, heavily dependent on the spot price of BTC. The prices of digital assets, particularly BTC, have historically experienced substantial volatility. Changes in the market price of BTC may have little or no correlation to identifiable market forces and may be subject to rapidly changing investor sentiment. BTC may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand, and media reporting.
Halving
Changes to the quantity of BTC rewarded per block could directly impact the Company’s operating results. The BTC network is subject to periodic scheduled changes in the quantity of BTC rewarded per block, known as halving. It is anticipated that the current BTC reward will decrease by half in early 2024 according to estimates of the rate of block solution calculated by bitcoinblockhalf.com. This halving process will repeat until the total amount of BTC rewards issued reaches 21 million and the theoretical supply of new BTC is exhausted, which is expected to occur around 2140. Potential future halving may decrease the amount of BTC rewards that Ionic Digital (as defined below under “Bankruptcy Proceedings”) will receive, and there is no guarantee the price of BTC will adjust accordingly.
The Company will aim to mitigate the impacts of halving by maintaining a breakeven profitability floor far below the network average. To do so, the Company will utilize a curtailment algorithm developed and implemented by Celsius Mining and Hut 8, which maximizes the marginal profitability of its machines. Celsius Mining has also implemented standard operating procedures to maximize the operational efficiency of its sites, such as preventative maintenance and cleaning of equipment. Celsius Mining has secured energy derivatives that further protect its mining economics from the impact of the halving. After acquisition of Celsius Mining’s assets, the Company believes that these steps will enable it to be a strong competitor within bitcoin mining and mitigate the downside risk of decreased rewards.
Network Difficulty
Additional mining machines deployed onto the BTC network increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the BTC network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which required approximately 2^32 hashes. Changes in network difficulty can adversely affect the Company’s revenue and margins going forward.
Ability to Source Additional Mining Machines
The Company’s mining business will be directly impacted by its ability to increase its hashrate and its resulting share of network rewards. The Company’s ability to increase its hashrate depends on sourcing additional mining machines at cost-effective prices and lead times.

Ability to Access Power Capacity
Increases in network hashrate drive greater demand for additional mining machines. Additional mining machines require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to BTC mining. Going forward, the Company aims to leverage its existing relationships within the energy industry to secure low-cost power capacity.
Upon the Plan Effective Date, the Company’s data centers can also act as a consumer of last resort for wind and solar projects. The growing supply of wind and solar facilities in areas like West Texas has created an imbalance where existing transmission infrastructure cannot support the volume of load generation in periods of high production.
Ability to Access Capital Markets
BTC mining is highly capital intensive. The Company’s ability to scale infrastructure and expand its fleet of miners will depend on its ability to access the capital markets.
Cost of Electricity
Electricity is expected to be the Company’s largest operating expense. The Company expects to manage its cost of electricity through participation in various demand response programs, power purchase agreements, energy derivatives, and curtailment of miners when electricity prices make it unprofitable to mine BTC.
Electricity costs may be adversely affected by macroeconomic or geopolitical events. The invasion of Ukraine by Russia in February 2022 has exerted pressure on the global energy market, particularly Europe’s natural gas supply. Higher liquid natural gas import needs in Europe have resulted in worldwide supply tensions and higher short-term prices, negatively impacting Europe’s electricity sector. The conflict has added further pressure to supply chain disruptions and has likely supported rising inflation through higher commodity prices. The United States has experienced elevated electricity pricing in recent months possibly due to this conflict, although Celsius Mining has no direct operations in Russia or Ukraine, and the Company does not anticipate any direct operations in Russia or Ukraine following the Plan Effective Date.
Celsius Mining’s cost of electricity for self-mining sites, for the nine-months ended September 30, 2023 was $9.3 million compared to $0.1 million for the nine-months ended September 30, 2022. The increase was primarily attributable to an increase in the number of miners operating in Celsius Mining’s self-mining fleet and an increase in electricity rates.
Celsius Mining’s cost of electricity for self-mining sites, for the year ended December 31, 2022 was $1.9 million. Celsius Mining did not incur any electricity costs for the year ended December 31, 2021 or for the period from October 5, 2020 (inception) through December 31, 2020. The increase in 2022 was primarily attributable to an increase in the number of miners deployed in Celsius Mining owned sites. Prior to 2022, Celsius Mining only utilized third parties to host miners.
Cost to Mine a BTC
Celsius Mining’s profitability in self-mining was, and the Company’s profitability will continue to be, heavily dependent upon its cost to mine a BTC, calculated as cost of electricity, net of demand response payments, in the period divided by BTC mined in the period. The Company’s management believes that the cost to mine a BTC will be a key indicator of gross profitability, while also monitoring the price of BTC. Celsius Mining’s cost to mine a BTC for the nine months ended September 30, 2023 was approximately $18,000 per BTC compared to approximately $12,500 per BTC in the nine months ended September 30, 2022. The increase was primarily attributable to increases in electricity costs and network difficulty. During the nine months ended September 30, 2023, the price of BTC ranged from approximately $16,500 per BTC to approximately $31,800 per BTC. During the nine months ended September 30, 2022, the price of BTC ranged from approximately $17,600 per BTC to approximately $48,200.
Celsius Mining’s cost to mine a BTC for the year ended December 31, 2022 was approximately $13,000 per BTC compared to approximately $8,400 per BTC for the year ended December 31, 2021. The increase was primarily attributable to increases in electricity costs and network difficulty. During the year ended

December 31, 2022, the price of BTC ranged from approximately $15,800 per BTC to approximately $47,700 per BTC. During the year ended December 31, 2021 the price of BTC ranged from approximately $28,800 per BTC to approximately $68,800 per BTC.
Key Operating and Financial Indicators
In addition to the financial results, the Company intends to use the following key operating indicators, which were used by Celsius Mining, to evaluate the business, identify trends and make strategic decisions.
The following table presents Celsius Mining’s key operating indicators for the nine months ended September 30, 2023 and 2022, the years ended December 31, 2022 and 2021, and the period from October 5, 2020 (inception) through December 31, 2020. Net income (loss) is the primary key financial measure that management uses to assess Celsius Mining’s performance. However, management also intends to assess performance using Adjusted EBITDA. Adjusted EBITDA, included in the below table, is a non-GAAP measure. For the definition of Adjusted EBITDA and a reconciliation to Celsius Mining’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations” below.
	Nine Months Ended September 30,		Year Ended December 31,		Period From October 5, 2020 (inception) to December 31, 2020
	2023	2022	2022	2021
Total miners (EoP)	127,760	70,956	111,943	28,900	—
Installed miners (EoP)	66,453	57,357	79,322	27,586	—
Total hashrate (EoP) (Eh/s)	12.7	7.0	11.1	2.8	—
Installed hashrate (EoP) (Eh/s)	6.8	5.6	7.8	2.8	—
Network hashrate (EoP) (Eh/s)	411.7	233.1	253.1	168.2	142.7
Quantity of BTC mined	2,772	3,852	5,289	3,114	—
Net income (loss)	$(80,367)	$(212,265)	$(436,097)	$56,975	$(351)
Adjusted EBITDA	$5,838	$(6,618)	$18,777	$105,808	$(470)
Hashrate
Celsius Mining operates mining hardware, or “miners,” which provide hash computations to mining pools, which aggregate these hash computations with other miners to attempt to create new blocks in the BTC blockchain. Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the BTC blockchain.
Creating new blocks in the BTC blockchain is analogous to a lottery system where every hash is equivalent to a dice roll, and successfully creating a new block is equivalent to winning the lottery. The more dice rolls, or hashes per second a miner provides, the greater the probability of success that a miner creates a new block. “Network hashrate” is the combined hashrate of the BTC network; similarly, the greater the share of a pool’s hashrate compared to the rest of the network, the greater the probability of success that a pool creates a new block. Pools that create a new block earn the BTC reward. The pool then distributes Celsius Mining’s pro-rata share of BTC earned to Celsius Mining based on the hash computations Celsius Mining contributes.
Celsius Mining’s goal was to increase the hashrate it operates and to deploy, host, and operate miners with profitable hashrate-to-power cost profiles.
BTC mined
Management views total BTC mined as a key metric for Celsius Mining’s business. Trends in total BTC mined were previously, and will continue to be, impacted by Celsius Mining’s ability to deploy additional miners for self-mining, and by Celsius Mining’s ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. As of September 30, 2023, Celsius

Mining has self-mined approximately 11,175 BTC. Since inception through September 30, 2023, self-mined BTC earned for each month and quarter total is summarized in the table below:
	BTC Earned
Month	2023 (through September 2023)	2022	2021
January	276.42	419.85	0.37
February	229.58	357.63	16.21
March	256.93	415.38	62.89
Quarterly total	762.93	1,192.86	79.47
April	289.50	414.35	111.59
May	378.32	423.69	148.42
June	339.16	447.88	243.54
Quarterly total	1,006.98	1,285.92	503.55
July	371.3	432.30	422.95
August	345.19	482.03	431.14
September	286.07	459.10	402.11
Quarterly total	1,002.56	1,373.43	1,256.20
October	—	512.08	413.27
November	—	459.25	422.14
December	—	465.56	439.16
Quarterly total	—	1,436.89	1,274.57
Total per year	2,772.47	5,289.10	3,113.79
Inception to date total	11,175.36	8,402.89	3,113.79
Net income (loss)
Net loss for the nine months ended September 30, 2023 was $80.4 million compared to $212.3 million for the nine months ended September 30, 2022. The decrease of $131.9 million was primarily driven by a decrease in impairment expense of $128.5 million, a decrease in general and administrative fees of $32.9 million, a decrease in interest expense of $32.2 million, a decrease in realized loss on asset disposal of $23.8 million, and a decrease in impairment of mined cryptocurrency of $15.3 million offset by an increase in depreciation of $9.3 million, a decrease of realized gain on derivatives of $4.3 million and a decrease in the realized gain of cryptocurrency of $4.6 million.
Net loss for the year ended December 31, 2022 was $436.1 million compared to a net income of $57.0 million for the year ended December 31, 2021. The decrease of $493.1 million was primarily driven by the impairment of long-lived assets of $327.3 million, an increase in the cost of revenues (exclusive of depreciation) of $42.2 million, an increase in depreciation of $48.8 million, and an increase in costs related to Celsius Mining filing for bankruptcy on July 13, 2022 of $29.0 million. During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of BTC and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Impairment testing performed by management indicated the estimated fair value of Celsius Mining’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $327.3 million was recognized, decreasing the net carrying value of Celsius Mining’s assets to their estimated fair value. Celsius Mining did not recognize an impairment expense during the year ended December 31, 2021.
Net income for the year ended December 31, 2021 was $57.0 million compared to a net loss of $0.4 million for the year ended December 31, 2020. The increase of $57.4 million was primarily driven by commencement of mining operations in the year ended December 31, 2021. Mining operations resulted in revenue of $150.1 million in the year ended December 31, 2021 compared to $0 in the year ended December 31, 2020.

Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure. Celsius Mining defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, further adjusted by the removal of unrealized (gain) loss on energy derivatives, reorganization costs and the impairment of long-lived assets in the periods presented. Celsius Mining relies on Adjusted EBITDA to evaluate its business, measure its performance, and make strategic decisions. Celsius Mining’s management team uses Adjusted EBITDA to assess Celsius Mining’s financial performance because it allows them to compare Celsius Mining’s operating performance on a consistent basis across periods by removing the effects of Celsius Mining’s capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. Celsius Mining presents Adjusted EBITDA because it believes it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP.
Celsius Mining believes that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing its financial performance and results of operations across reporting periods by excluding items it does not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Celsius Mining’s non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons Celsius Mining’s management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future that Celsius Mining may incur expenses that are the same as or similar to some of the adjustments in such presentation. Celsius Mining’s presentation of Adjusted EBITDA should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. There can be no assurance that Ionic Digital will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of Celsius Mining’s results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in Celsius Mining’s industry and Celsius Mining’s definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
For a reconciliation to Celsius Mining’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Results of Operations.”
Results of Operations
The Results of Operations in this section describe the results of Celsius Mining, for the periods indicated herein. Ionic Digital will acquire the assets of Celsius Mining described in this Results of Operations section following the Plan Effective Date.
Comparison of the Nine Months Ended September 30, 2023 and September 30, 2022
The following tables summarize Celsius Mining’s results of operations and Adjusted EBITDA for the nine months ended September 30, 2023 and the nine months ended September 30, 2022:
	Nine Months Ended September 30,
($ in Thousands)	2023	2022
Revenue:
Mining revenues	$73,870	$120,560
Costs and operating expenses:
Cost of revenue (exclusive of depreciation)	50,060	48,212
Depreciation	47,791	38,515
General and administrative fees	18,446	51,317
Realized (gain) on cryptocurrency	(5,988)	(10,570)

	Nine Months Ended September 30,
($ in Thousands)	2023	2022
Realized (gain) loss on asset sale	(2,058)	21,662
Impairment of cryptocurrency	4,653	20,029
Impairment of long-lived assets	—	128,486
Other operating expenses, net	2,919	865
Total costs and operating expenses	115,823	298,516
Operating loss	(41,953)	(177,956)
Other income (expense):
Interest expense	—	(32,191)
Interest income	249	—
Realized gain on Bitcoin derivatives	—	4,337
Unrealized gain on energy derivatives	1,963	—
Reorganization items, net	(40,611)	(3,801)
Other (expenses), net	(38,399)	(31,655)
Income (loss) before taxes	(80,352)	(209,611)
Provision (benefit) for income taxes	16	2,654
Net (loss)	$(80,368)	$(212,265)

Adjusted EBITDA reconciliation:
	Nine Months Ended September 30,
	2023	2022
Net (loss)	$(80,368)	$(212,265)
Interest expense	—	32,191
Interest (income)	(249)	—
Income tax provision	16	2,654
Depreciation	47,791	38,515
Unrealized (gain) on energy derivatives	(1,963)	—
Reorganization costs(1)	40,611	3,801
Impairment of long-lived assets(2)	—	128,486
Adjusted EBITDA(3)	$5,838	$(6,618)

(1)
Reorganization costs represent service fees allocated from Celsius Network, Inc. through the first nine months of 2023 and 2022 of approximately $40.6 million and $3.8 million, respectively, for reorganization items, including professional and consulting fees as well as other bankruptcy related costs that have occurred since the Petition Date associated with the Chapter 11 bankruptcy.

(2)
During the nine months ended September 30, 2022, adverse changes in business climate, including decreases in the price of BTC and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Impairment testing performed indicated the estimated fair value of Celsius Mining’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of September 30, 2022. An impairment charge of approximately $128.5 million was recognized, decreasing the net carrying value of Celsius Mining’s assets to their estimated fair value.

(3)
Adjusted EBITDA is a non-GAAP measure. Refer to the section Key Operating and Financial Indicators above for more information.

Revenue
Mining revenues
Total revenue for the nine months ended September 30, 2023 was $73.9 million compared to $120.6 million for the nine months ended September 30, 2022. The decrease of $46.7 million, or 39%, was primarily due to reduced operations as a result of Chapter 11 bankruptcy proceedings as well as a decrease in the price of BTC. Further, the amount of BTC earned from mining decreased to 2,772 BTC in the nine months ended September 30, 2023 from 3,852 BTC in the nine months ended September 30, 2022, a decrease of 1,080 BTC. The decrease in the amount of BTC mined is primarily due to a reduction in the amount of miners deployed as Celsius Mining was in the process of renegotiating hosting contracts as well as transferring miners to Celsius Mining’s self-mining sites. Revenues from digital asset mining are impacted significantly by volatility in BTC prices, which ranged from approximately $16,500 per BTC to approximately $31,800 per BTC and from approximately $17,600 per BTC to approximately $48,200 per BTC for the nine months ended September 30, 2023 and 2022, respectively.
Costs and expenses
Costs of revenues (exclusive of depreciation)
Total costs of hosting services1, set up fees, energy, self-mining expenses, and mining equipment maintenance, exclusive of depreciation, for the nine months ended September 30, 2023 was $50.1 million compared to $48.2 million during the nine months ended September 30, 2022. The increase of $1.9 million, or 4%, was primarily driven by hosting services, which represented 74% and 98% of the total cost of revenues for the nine months ended September 30, 2023 and nine months ended September 30, 2022, respectively. During the nine months ended September 30, 2023, Celsius Mining entered into three additional hosting agreements which resulted in increased hosting service fees. Further, energy cost increased primarily due to the energization of three additional Midland, TX sites during the nine months ended September 30, 2023.
Depreciation
Depreciation expense for the nine months ended September 30, 2023 was $47.8 million compared to the $38.5 million for the nine months ended September 30, 2022. The increase of $9.3 million, or 24%, is primarily due to the deployment of additional miners and other property and equipment used in operations. The deployments resulted in an increase to the depreciable asset base year over year.
General and administrative expenses
General and administrative (“G&A”) expenses were $18.4 million for the nine months ended September 30, 2023 compared to $51.3 million for the nine months ended September 30, 2022. G&A expenses consist of service fees, professional fees, insurance, payroll, storage expenses, and sales taxes. The decrease of $32.9 million, or 64%, was primarily driven by a decrease in service fees related to allocated costs from the parent company, Celsius Network, Inc., due to the bankruptcy filed on July 13, 2022. Service fees (i.e., shared services) decreased by $30.2 million, or 74%, to $10.4 million from $40.6 million and represented 56% and 79% of G&A expenses for the nine months ended September 30, 2023 and 2022, respectively. Also, storage expenses decreased by $2.5 million, or 87%, due to the deployment of miners at self-mining and hosted sites resulting in a decrease of miners in storage.
Realized gain on cryptocurrency
Realized gain on the sale of cryptocurrency for the nine months ended September 30, 2023 was $6.0 million compared to $10.6 million for the nine months ended September 30, 2022. The decrease of $4.6 million, or 43%, is primarily due to the more frequent disposition of BTC, resulting in less volatility between the cost basis of BTC generated through mining activities and the spot price of BTC upon disposal as well as less variability in the price of BTC throughout 2023.
Realized gain/loss on asset sale
Realized gain on asset disposal for the nine months ended September 30, 2023 was $2.1 million compared to a realized loss on asset sale of $21.7 million for the nine months ended September 30, 2022.

1
The Company utilizes third parties to store and operate miners (e.g., cleaning, cabling, and other services to maintain the mining equipment) at commercial facilities, otherwise known as a co-location or data center. In addition to storing and operating the miners, the third parties establish contracts with energy providers.

The increase of $23.8 million is primarily due to gain on sale of mining equipment coupons with third parties for $4.0 million partially offset by a loss on the disposal of mining equipment for $2.4 million. Additionally, the loss of $21.7 million during the nine months ended September 30, 2022 was primarily due to the sale of miners in 2022 during a period of lower market prices for mining equipment.
Impairment of cryptocurrency
Impairment of cryptocurrency for the nine months ended September 30, 2023 was $4.7 million compared to $20.0 million for the nine months ended September 30, 2022. Impairment results from declines in the lowest intra-day price of BTC during the period it is held. The decrease of $15.3 million, or 77%, is primarily due to a decreased price of BTC in the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022.
Impairment of long-lived assets
Impairment of long-lived assets for the nine months ended September 30, 2023 was $0 compared to $128.5 million for the nine months ended September 30, 2022. Impairment occurred in the nine months ended September 30, 2022 due to adverse changes in the business climate, including decreases in the price of BTC and in the market price of mining equipment. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors and peers filing for bankruptcy. Impairment testing performed by management concluded the estimated fair value of Celsius Mining’s mining equipment and other mining operation assets to be less than their net carrying value during the nine months ended September 30, 2022.
Interest expense
Interest expense for the nine months ended September 30, 2023 was $0 compared to $32.2 million for the nine months ended September 30, 2022. The decrease of $32.2 million, or 100%, is due to a stoppage on debt related activity, including interest accruals, due to Celsius Network LLC and certain of its affiliates voluntarily filing for Chapter 11 bankruptcy protection on July 13, 2022 (“Petition Date”). Interest accruals discontinued beginning on the Petition Date in accordance ASC Topic 852 — Reorganizations.
Interest income
Interest income for the nine months ended September 30, 2023 was $0.2 million compared to $0 for the nine months ended September 30, 2022. The $0.2 million increase was due to the interest earned from cash held in a money market account.
Realized gain on BTC derivatives
Realized gain on BTC derivatives for the nine months ended September 30, 2023 was $0 million compared to $4.3 million for the nine months ended September 30, 2022. The decrease of $4.3 million, or 100%, relates to a gain associated with BTC derivatives (i.e., call and put options) from January 2022 through June 2022. Additionally, there was no gain or loss in the nine months ended September 30, 2023 due to the termination of trading BTC derivatives (i.e., call and put options) in June 2022.
Unrealized gain on energy derivatives
Unrealized gain on energy derivatives for the nine months ended September 30, 2023 was $2.0 million compared to $0 for the nine months ended September 30, 2022. The increase of $2.0 million was due to Celsius Mining entering into energy derivative contracts during October 2022, whereas no such agreements were in place during the nine months ended September 30, 2022. The unrealized gain position is driven by forward energy curves, as determined by a third-party valuation, over the term of the derivative agreements being higher than the fixed rate per contracts with Mothership Incubator Texas REP 2, LLC.
Reorganization items, net
Reorganization items for the nine months ended September 30, 2023 was $40.6 million compared to $3.8 million for the nine months ended September 30, 2022. The increase of $36.8 million is due to Celsius Mining incurring reorganization costs related to the Bankruptcy Petition filed on July 13, 2022.

Provision for income taxes
Income tax for the nine months ended September 30, 2023 was $16.0 thousand compared to $2.7 million for the nine months ended September 30, 2022. The effective income tax rate for the nine months ended September 30, 2023 was (0.02)%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of Celsius Mining’s full valuation allowance. The effective tax rate for the nine months ended September 30, 2022 was (1.27)%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of the origination of a full valuation allowance in the second quarter of 2022. The decrease in Celsius Mining’s effective tax rate from the nine months ended September 30, 2022 to the nine months ended September 30, 2023 was primarily the result of the origination of a full valuation allowance in the second quarter of 2022 against Celsius Mining’s deferred tax assets, except to the extent they are utilizable against reversing deferred tax liabilities.
Comparison of the years ended December 31, 2022 and 2021, and the period from October 5, 2020 (inception) to December 31, 2020
The following tables summarize Celsius Mining’s results of operations and Adjusted EBITDA for the years ended December 31, 2022 and 2021, and the period from October 5, 2020 (inception) to December 31, 2020:
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from October 5, 2020 (inception) to December 31, 2020
Revenue:
Mining revenues	$146,668	$150,058	$—
Costs and operating expenses:
Cost of revenues (exclusive of depreciation)	68,306	26,083	—
Depreciation	62,193	13,361	—
General and administrative fees	31,508	12,024	470
Realized (gain) on cryptocurrency	(11,571)	(33,392)	—
Realized loss on asset sale	21,662	—	—
Impairment of cryptocurrency	21,284	18,325	—
Impairment of long-lived assets	327,332	—	—
Other operating expenses, net	1,039	89	—
Total costs and operating expenses	521,753	36,490	470
Operating income (loss)	(375,085)	113,568	(470)
Other income (expense):
Interest expense	(32,191)	(20,619)	(304)
Interest income	—	3,459	330
Realized gain on investments	—	2,917	—
Realized gain (loss) on derivatives	4,337	(24,038)	—
Unrealized (loss) on energy derivatives	(1,471)	—	—
Reorganization items, net	(29,028)	—	—
Other income (expense), net	(58,353)	(38,281)	26
Income (loss) before taxes	(433,438)	75,287	(444)
Provision for income taxes	2,659	18,312	(93)
Net income (loss)	$(436,097)	$56,975	$(351)

Adjusted EBITDA reconciliation:
	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from October 5, 2020 (inception) to December 31, 2020
Net income (loss)	$(436,097)	$56,975	$(351)
Interest expense	32,191	20,619	304
Interest (income)	—	(3,459)	(330)
Income tax provision	2,659	18,312	(93)
Depreciation	62,193	13,361	—
Unrealized loss on energy derivatives	1,471	—	—
Reorganization costs(1)	29,028	—	—
Impairment of long-lived assets(2)	327,332	—	—
Adjusted EBITDA(3)	$18,777	$105,808	$(470)

(1)
Reorganization costs represent service fees allocated from Celsius Network, Inc. of approximately $29.0 million for reorganization items including professional and consulting fees as well as other bankruptcy related costs that have occurred since the Petition Date associated with the Chapter 11 bankruptcy.

(2)
During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of BTC and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Impairment testing performed indicated the estimated fair value of Celsius Mining’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $327.3 million was recognized, decreasing the net carrying value of Celsius Mining’s assets to their estimated fair value.

(3)
Adjusted EBITDA is a non-GAAP measure. Refer to the section Key Operating and Financial Indicators above for more information.

Revenue
Mining revenues
Total revenue for the year ended December 31, 2022 was $146.7 million compared to $150.1 million for the year ended December 31, 2021. The decrease of $3.4 million, or 2%, was primarily due to the lower value of BTC in fiscal year 2022 compared to fiscal year 2021. The decrease was partially offset by the deployment of additional miners and, therefore, increased the amount of hashrate provided to the pool operators. Celsius Mining increased the number of miners deployed during the year ended December 31, 2022 compared to the amount of miners deployed during the year ended December 31, 2021. Due to the increase in the amount of hashrate provided to the pool operators, the amount of BTC earned from mining increased to 5,289 BTC in the year ended December 31, 2022 from 3,113 BTC in the year ended December 31, 2021, an increase of 2,176 BTC. Revenues from digital asset mining are impacted significantly by volatility in BTC prices, which ranged from approximately $15,800 per BTC to $47,700 per BTC for the year ended December 31, 2022 and from approximately $28,800 per BTC to $68,800 per BTC for the year ended December 31, 2021.
Total revenue for the year ended December 31, 2021 was $150.1 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $150.1 million was due to the beginning of mining operations in fiscal year 2021. Celsius Mining increased the number of miners deployed in the year ended December 31, 2021 as there were no miners deployed in the period from October 5, 2020 (inception) through December 31, 2020 (i.e., no self-mining sites or agreements with third-party hosting providers). Due to the increase in the amount of hashrate provided to the pool operators, the amount of BTC earned from mining increased to 3,113 BTC in the year ended December 31, 2021 from zero BTC in the period from October 5, 2020 (inception) through December 31, 2020, an increase of 3,113 BTC. Revenues from digital asset mining are impacted significantly by volatility in BTC prices, which ranged from approximately $28,800 per BTC to $68,800 per BTC for the year ended December 31, 2021 and from approximately $6,600 per BTC to $13,700 per BTC for the period from October 5, 2020 (inception) through December 31, 2020.

Costs and expenses
Costs of revenues
Total costs of revenues, exclusive of depreciation, for the year ended December 31, 2022, was $68.3 million compared to $26.1 million for the year ended December 31, 2021. Costs of revenues is primarily comprised of hosting services, energy, and mining equipment maintenance. The increase of $42.2 million, or 162%, was primarily driven by an increase in hosting services provided by third parties to scale operations and the deployment of additional miners. This is further reflected by the increase in self-mining sites to four in 2022 from zero in 2021.
Total costs of revenues, exclusive of depreciation, for the year ended December 31, 2021, was $26.1 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. Costs of revenues is primarily comprised of hosting services and mining equipment maintenance. The increase of $26.1 million was primarily due the commencement of mining operations through hosting services provided by third parties.
Depreciation
Depreciation expense for the year ended December 31, 2022 was $62.2 million compared to $13.4 million for the year ended December 31, 2021. The increase of $48.8 million was primarily due to the deployment of additional miners and other property and equipment used in operations during 2022. The deployments resulted in an increase to the depreciable asset base year over year.
Depreciation expense for the year ended December 31, 2021 was $13.4 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $13.4 million was due to the deployment of miners and other property and equipment used in operations in 2021. The deployments resulted in an increase to the depreciable asset base year over year. No miners were deployed during 2020.
General and administrative expenses
G&A expenses were $31.5 million for the year ended December 31, 2022 compared to $12.0 million for the year ended December 31, 2021. G&A expenses consist of service fees, professional fees, insurance, payroll, and storage expenses. The increase of $19.5 million, or 162%, was primarily driven by service fees (i.e., shared services) related to allocated costs from the parent company, Celsius Network, Inc., service fees increased by $9.4 million, or 97%, to $19.2 million from $9.8 million and represented 61% and 81% of G&A expenses for the years ended December 31, 2022 and 2021, respectively. Additionally, professional fees increased $3.0 million primarily due to costs associated with an aborted initial public offering incurred during the year ended December 31, 2022. Also, insurance expense increased $2.9 million due to the launch of self-mining sites owned by Celsius Mining, and storage expenses increased by $3.0 million due to the storage of mining equipment not yet deployed at self-mining or hosted sites.
G&A expenses were $12.0 million for the year ended December 31, 2021 compared to $0.5 million for the period from October 5, 2020 (inception) through December 31, 2020. G&A fees consist of service fees, professional fees, insurance, payroll, and storage expenses. The increase of $11.5 million was primarily driven by service fees related to allocated costs from the parent company, Celsius Network Inc., service fees increased by $9.3 million and represented 81% and 96% of G&A expenses for the year ended December 31, 2021 and the period from October 5, 2020 (inception) through December 31, 2020, respectively. Additionally, professional fees increased $1.3 million due to the initial audit of our financial statements and legal fees related to contract negotiations incurred in the year ended December 31, 2021.
Realized gain on cryptocurrency
Realized gains on cryptocurrency for the year ended December 31, 2022 was $11.6 million compared to $33.4 million for the year ended December 31, 2021. The decrease of $21.8 million, or 65%, was primarily due to more frequent BTC dispositions resulting in less volatility between the cost basis of BTC generated from mining activities and the spot price upon disposal, and less variability in the price of BTC throughout 2022.

Realized gains on cryptocurrency for the year ended December 31, 2021 was $33.4 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $33.4 million was primarily due to the sale of BTC earned from mining operations in 2021. The increase in the difference between the cost basis of BTC generated from mining activities and the spot price upon disposal created gains upon the disposition of BTC. The sale of 1,743 BTC in September 2021 created $27.5 million, or 82%, of the total gain for the year.
Realized loss on asset sale
Realized loss on asset sale for the year ended December 31, 2022 was $21.7 million due to the sale of mining equipment in 2022 during a period of lower market prices for mining equipment. There were no sales of assets during the year ended December 31, 2021 and for the period from October 5, 2020 (inception) through December 31, 2020.
Impairment of cryptocurrency
Impairment of cryptocurrency for the year ended December 31, 2022 was $21.3 million compared to $18.3 million for the year ended December 31, 2021. Impairment results from declines in the lowest intra-day price of BTC during the period it is held. The increase of $3.0 million, or 16%, was due to the decline in the market value of BTC during 2022.
Impairment of cryptocurrency for the year ended December 31, 2021 was $18.3 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. Impairment results from declines in the lowest intra-day price of BTC during the period it is held. The increase of $18.3 million was primarily due to a drop in the price of BTC in the second quarter of 2021 causing impairment expense of $7.4 million coupled with a reduction in the price of BTC in the fourth quarter of 2021 increasing impairment expense for the period by $5.1 million.
Impairment of long-lived assets
Impairment of long-lived assets for the year ended December 31, 2022 was $327.3 million due to adverse changes in the business climate, including decreases in the price of BTC and in the market price of mining equipment. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors and peers filing for bankruptcy. Impairment testing performed by management concluded the estimated fair value of Celsius Mining’s mining equipment and other mining operation assets to be less than their net carrying value during the year ended December 31, 2022. No impairment expenses were recognized during the year ended December 31, 2021 and the period from October 5, 2020 (inception) through December 31, 2020.
Interest expense
Interest expense for the year ended December 31, 2022 was $32.2 million compared to $20.6 million for the year ended December 31, 2021. The increase of $11.6 million, or 56%, was primarily driven by $280.5 million in drawdowns from the $750 million Revolving Credit Agreement from Celsius Network, Ltd. from January 1, 2022 to July 13, 2022 at an interest rate of 12%. This amount was slightly offset by the termination of the $150 million Revolving Credit Agreement, at 12% interest, and the termination of the BTC Revolving Credit Agreement, at 10% interest, both with Celsius Network Ltd., during the year ended December 31, 2021.
Interest expense for the year ended December 31, 2021 was $20.6 million compared to $0.3 million for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $20.3 million was primarily driven from borrowing related to the $750 million Revolving Credit Agreement, the $150 million Revolving Credit Agreement, and the BTC Revolving Credit Agreement, all with Celsius Network Ltd. Drawdowns, with an interest rate of 12%, related to the $750 million Revolving Credit Agreement began in 2020 resulting in interest incurred of $14.0 million and $0.3 million for the year ended December 31, 2021 and the period from October 5, 2020 (inception) through December 31, 2020, respectively. Drawdowns for both the $150 million Revolving Credit Agreement and the BTC Revolving Credit Agreement, with interest rates at 12% and 10%, respectively, began in the year ended December 31, 2021 and generated total interest expense of $4.7 million and $1.9 million, respectively.
Interest income
Interest income for the year ended December 31, 2022 was $0 compared to $3.5 million for the year ended December 31, 2021. The $3.5 million decrease, or 100%, was due to the termination of the revenue share agreement with Argo Innovation Labs, Inc. in November 2021.
Interest income for the year ended December 31, 2021 was $3.5 million compared to $0.3 million for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $3.2 million was due to the investments in the convertible note with Core Scientific Holding, Co. and the Mining Services Agreement with Argo accounting for $2.5 million and $1.0 million of the interest income earned, respectively. The investments in Core Scientific Holding Co. was reassigned to Celsius US Holdings LLC on October 1, 2021 and agreement with Argo was terminated in November 2021. See “Realized gain on investments” below for more information regarding the convertible note with Core Scientific Holding, Co.
Realized gain on investments
Realized gains on investments for the year ended December 31, 2022 was $0 compared to $2.9 million for the year ended December 31, 2021. The decrease of $2.9 million, or 100%, was due to the assignment of both the convertible note in Core Scientific Holding, Co., and the Simple Agreement for Future Equity (“SAFE”) Agreement in Rhodium Enterprises, Inc. to its direct parent holding company, Celsius US Holdings LLC, on October 1, 2021, which resulted in a realized gain during 2021. The fair value of the investments was determined by a third-party valuation and the difference between the fair value and cost basis resulted in the gain on investments. No such assignments occurred during 2022.
Realized gains on investments for the year ended December 31, 2021 was $2.9 million compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $2.9 million was due to the assignment of both the convertible note in Core Scientific Holding, Co., and the SAFE Agreement in Rhodium Enterprises, Inc. to its direct parent holding company, Celsius US Holdings LLC, on October 1, 2021, which resulted in a realized gain recognized during 2021. The fair value of the investments was determined by a third-party valuation and the difference between the fair value and cost basis resulted in the gain on investments.
Realized gain (loss) on derivatives
Realized gain (loss) on derivatives for the year ended December 31, 2022 was $4.3 million gain compared to $24.0 million loss for the year ended December 31, 2021. The increase of $28.3 million, or 118%, was due to a $4.3 million realized gain associated with trading BTC derivatives (i.e., call and put options) from January 2022 through June 2022 while the $24.0 million loss was associated with the repayment of the BTC Revolving Credit Agreement during 2021. This was the only loan entered into by Celsius Mining that was repayable and denominated in BTC, which resulted in a realized loss on the embedded derivative based on the changes in the fair value of the underlying BTC. Celsius Mining did not enter into any BTC derivatives arrangements during 2021 nor subsequently to June 2022. Celsius Mining did not enter into any additional lending arrangements repayable and denominated in BTC during 2022.
Realized loss on loan revaluation for the year ended December 31, 2021 was $24.0 compared to $0 for the period from October 5, 2020 (inception) through December 31, 2020. The increase of $24.0 million was due to repayment of the BTC Revolving Credit Agreement during 2021, which resulted in a realized loss during 2021. This was the only loan entered into by Celsius Mining that was repayable and denominated in BTC, which resulted in a realized loss on the embedded derivative based on the changes in the fair value of the underlying BTC.
Unrealized loss on energy derivatives
Unrealized loss on power purchase derivatives for the year ended December 31, 2022 was $1.5 million compared to $0 for the year ended December 31, 2021. The increase of $1.5 million was due to Celsius Mining entering into energy derivative contracts beginning in October 2022. The unrealized loss position is driven by forward energy curves, as determined by a third-party valuation, over the term of the derivative agreements being lower than the fixed rate per contract with Mothership Incubator Texas REP 2, LLC. Celsius Mining did not have such contracts during 2021 or 2020.
Reorganization items, net
Reorganization items for the year ended December 31, 2022 was $29.0 million due to Celsius filing for Chapter 11 Bankruptcy on July 13, 2022. There were no reorganization costs for the year ended December 31, 2021 and the period from October 5, 2020 (inception) through December 31, 2020.
Provision for income taxes
Income tax expense for the year ended December 31, 2022 was $2.7 million compared to $18.3 million for the year ended December 31, 2021. The effective income tax rate for the year ended December 31, 2022 was 0.6%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of Celsius Mining’s full valuation allowance. The effective tax rate for the year ended December 31, 2021 was 24%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of the accrual for state income taxes. The decrease in Celsius Mining’s effective tax rate from the year ended December 31, 2021 to the year ended December 31, 2022 was primarily the result of a change in Celsius Mining’s valuation allowance assessment.
Income tax expense for the year ended December 31, 2021 was $18.3 million compared to a benefit of $0.1 million for the period from October 5, 2020 (inception) through December 31, 2020. The effective income tax rate for the year ended December 31, 2021 was 24%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of the accrual for state income taxes. The effective tax rate for the period from October 5, 2020 (inception) through December 31, 2020 was 21%. There was no difference between the effective tax rate and federal statutory tax rate for the period from October 5, 2020 (inception) through December 31, 2020. The increase in Celsius Mining’s effective tax rate from the period from October 5, 2020 (inception) through December 31, 2020 to the year ended December 31, 2021 was primarily due to the companies increase in revenue due to the increase in operations that were all entered into prior to the Petition Date.
Liquidity and Capital Resources
Celsius Mining measured liquidity in terms of its ability (or Ionic Digital’s ability going forward) to meet cash requirements, primarily for working capital needs, capital expenditures and general corporate purposes. Celsius Mining’s principal sources of liquidity have historically relied on intercompany loans provided by its parent, Celsius Network Limited, cash flows from operations and sales of digital assets. Celsius Mining has access to the intercompany loans under three separate revolving credit agreements with Celsius Network Limited.
Under the first of these agreements, Celsius Network Limited had, subject to certain limitations, agreed to provide a U.S. dollar-denominated unsecured revolving credit facility to Celsius Mining in an aggregate principal amount of up to $750.0 million for the sole purpose of the acquisition and use of mining equipment or fund the operations to the extent agreed (the “$750.0 million Facility”).
During the years ended December 31, 2022, 2021, and 2020, Celsius Mining received funds totaling approximately $280.5 million, $339.4 million, and $27.4 million, respectively, with an annual interest rate of 12%, compounded monthly. No additional funds were received during the nine months ended September 30, 2023.
Under the second agreement, Celsius Network Limited had, subject to certain limitations, agreed to provide a U.S. dollar-denominated unsecured revolving credit facility to Celsius Mining in an aggregate principal amount of up to $150.0 million with an annual interest of 12%, compounded monthly, for the sole purpose of investing in debt and equity of third parties in the cryptocurrency industry (the “$150.0 million Facility”). During the year ended December 31, 2021, Celsius Mining received funds totaling approximately

$104.0 million, with an annual interest rate of 12%, compounded monthly. On October 1, 2021, Celsius Mining settled the $150.0 million Facility, including both the principal and interest.
Under the third agreement, Celsius Network Limited had, subject to certain limitations, agreed to provide a BTC-denominated unsecured revolving credit facility to Celsius Mining in an aggregate principal amount of up to 2,500 BTC for the sole purpose of the acquisition or use of mining equipment (the “BTC Facility”).
During the year ended December 31, 2021, Celsius Mining received approximately $128.6 million in the form of a BTC loan with an annual interest of 10%, compounded monthly in BTC. Celsius Mining settled the BTC Facility on December 27, 2021, including both principal and interest. Refer to Note 12 to the consolidated financial statements included elsewhere in the Registration Statement for further information regarding Celsius Mining’s agreements.
Celsius Mining’s cash flows provided by operating activities improved during the nine-month period ended September 30, 2023 due to the substantial increase in the market prices of cryptocurrencies. However, such improvements were offset by the increasing difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks associated with Celsius Mining’s operations. For the nine months ended September 30, 2023, Celsius Mining generated a net loss of $80.4 million. Celsius Mining had cash and cash equivalents of $41.3 million compared to the $38.6 million as of December 31, 2022. Celsius Mining had an accumulated deficit of $459.8 million as of September 30, 2022. As Celsius Mining halted all credit draws and repayments while interest incurred was paused due to the Chapter 11 bankruptcy filed on July 13, 2022, the loans payable remained $644.0 million as of September 30, 2023, which is unchanged from December 31, 2022.
Celsius Mining’s cash flows provided by operating activities declined significantly for the year ended December 31, 2022 due to the substantial decline in the market prices of cryptocurrencies, increased difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks that negatively impacted Celsius Mining’s operations. For the year ended December 31, 2022, Celsius Mining generated a net loss of $436.1 million. Celsius Mining had cash and cash equivalents of $38.6 million as of December 31 2022 compared to $11.1 million as of December 31, 2021. Celsius Mining had an accumulated deficit of $379.5 million as of December 31, 2022. Celsius Mining has largely relied on debt financing to fund its operations. The loans payable to related parties increased from $381.1 million as of December 31, 2021 to $644.0 million as of December 31, 2022, refer to Note 12 to the consolidated financial statements included elsewhere in the Registration Statement. During the first half of 2022, Celsius Mining made repayments in the aggregate amount of $49.7 million.
Bankruptcy Proceedings
As a result of the Celsius debtors’ voluntary filing of Chapter 11 on July 13, 2022, Celsius Mining and the other Celsius debtors have been operating as debtors-in-possession pursuant to the authority granted under Chapter 11 of the Bankruptcy Code. As debtors-in-possession, certain Celsius debtors’ activities are subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business. While creditors and the Bankruptcy Court have approved the Plan, there can be no guarantee Celsius will successfully emerge from its Chapter 11 process or that the Plan will be successful.
Celsius has reorganization items and liabilities subject to compromise of $777.5 million, including the Pre-Petition Indebtedness as a result of the filing of the Chapter 11 Case and Celsius has incurred, and will continue to incur, costs associated with the reorganization, including professional and consulting fees. For the year ended December 31, 2022, Celsius incurred $29.0 million of charges primarily for professional fees, all of which are unpaid as of December 31, 2022, and recorded in other payables to related parties in the accompanying balance sheets as of December 31, 2022.
On July 13, 2022, the Celsius debtors voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan for the Celsius debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Celsius debtors; an “Orderly Wind Down,” pursuant to which all of the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company, with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the Bankruptcy Court entered its order confirming the Plan. On November 30, 2023, the Debtors and the Official Committee filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Debtors, in consultation with the Official Committee, selected U.S. Data Management Group, LLC (“Hut 8”), a subsidiary of Hut 8 Corp., as the mining manager for MiningCo. Further, the Debtors, in consultation with the Official Committee, agreed to provide MiningCo with $225 million in cash. Refer to Note 4 of the consolidated financial statements included elsewhere in the Registration Statement for further information. The new company, Ionic Digital, was incorporated on January 5, 2024. Ionic Digital will issue Class A common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions. The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s initial management team will consist of Matt Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
Celsius Mining’s ability to continue as a going concern is dependent upon its ability to, implement its Chapter 11 plan, successfully emerge from the Chapter 11 Cases, and generate sufficient liquidity from the restructuring and the transaction with Hut 8 to meet its obligations and operating needs. If Celsius Mining requires additional capital and is unsuccessful in raising that capital, Celsius Mining may not be able to continue its business operations in the cryptocurrency mining industry or Celsius Mining may be unable to advance its growth initiatives, either of which could adversely impact Celsius Mining’s business, financial condition and results of operations.
Cash Flows
Comparison of the Nine Months Ended September 30, 2023 and 2022
(in thousands)	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Net cash used in operating activities	$(66,604)	$(77,082)
Net cash provided by (used in) investing activities	$69,310	$(105,153)
Net cash provided by financing activities	$—	$230,766
Operating Activities
For the nine months ended September 30, 2023, net cash used in operating activities of $66.6 million was primarily due to the net loss of $80.4 million adjusted for non-cash items, such as $73.7 million for mining revenue received in BTC, $6.0 million for the realized gain on BTC, $2.1 million for the realized gain on fixed asset sales, and $2.0 million for the unrealized gain on energy derivatives. These were partially offset by $4.7 million for the impairment of BTC, and $47.8 million for the depreciation of fixed assets. Other material changes comprised of $7.1 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period and $56.1 million increase in accounts payables and other payables to related parties, which are subject to compromise and expected to be forgiven.
For the nine months ended September 30, 2022, net cash used in operating activities of $77.1 million was primarily due to the net loss of $212.3 million adjusted for non-cash items, such as $120.6 million for mining revenue received in BTC, $10.6 million for the realized gain on BTC, and $4.3 million for the realized gain on BTC derivatives. These were partially offset by $20.0 million for the impairment of BTC, $167.0 million for the impairment and depreciation of fixed assets, and $21.7 million for the realized loss on fixed asset sales. Other material changes comprised of $25.8 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period as Celsius Mining began operations for the nine months ended September 30, 2022 and $50.7 million increase in other payables to related parties which are subject to compromise and expected to be forgiven.
Investing Activities
For the nine months ended September 30, 2023, net cash provided by investing activities of $69.3 million was due to $71.6 million for proceeds from sales of cryptocurrency, $4.5 million for the proceeds from the sale of coupons received from a mining equipment supplier, and $2.5 million for the proceeds from sale of mining equipment and refund from mining equipment. These were partially offset by $9.4 million for the purchase of mining equipment.
For the nine months ended September 30, 2022, net cash used in investing activities of $105.2 million was due to $166.9 million payments for deposit on additional mining equipment due to an increase in mining activity and $72.5 million for the purchases of miners and other equipment. These were partially offset by $117.2 million for the proceeds from sale of cryptocurrency and $17.0 million for the proceeds from sale of mining equipment.
Financing Activities
There were no financing activities for the nine months ended September 30, 2023.
For the nine months ended September 30, 2022, net cash provided by financing activities of $230.8 million was due to $230.8 million proceeds received in borrowings from related parties.
Comparison of the Years Ended December 31, 2022 and 2021 and For the Period from October 5, 2020 (inception) to December 31, 2020
(in thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Period from October 5, 2020 (inception) to December 31, 2020
Net cash used in operating activities	$(95,012)	$(45,995)	$(571)
Net cash used in investing activities	$(108,274)	$(332,237)	$(37,534)
Net cash provided by financing activities	$230,765	$389,356	$38,105
Operating Activities
For the year ended December 31, 2022, net cash used in operating activities of $95.0 million was primarily due to the net loss of $436.1 million adjusted for non-cash items, such as $146.7 million for mining revenue received in BTC, $21.3 million for the impairment of BTC, $11.6 million for the realized gain on BTC, $389.5 million for the depreciation and impairment of fixed assets, $21.7 million for the realized loss on fixed asset sales, $4.3 million for the realized gain on BTC derivatives, and $32.2 million for the accrued interest expense on loans from related parties. Other material changes comprised of $40.0 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period, $15.7 million increase in sales and use tax payables given additional miners purchased and moved across state lines, and $54.7 million increase in accounts payables and other payables to related parties, which are subject to compromise and expected to be forgiven.
For the year ended December 31, 2021, net cash used in operating activities of $46.0 million was primarily due to the net income of $57.0 million adjusted for non-cash items, such as $150.1 million for mining revenue received in BTC, $18.3 million for the impairment of BTC, $33.4 million for the realized gain on BTC, $13.4 million for the depreciation of fixed assets, $15.9 million for the accrued interest expense on loans from related parties, and $24.0 million for the realized loss from an embedded derivative stemming from the loan denominated in BTC. Other material changes comprised of $16.9 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period as Celsius Mining started to begin the operation during the year ended December 31, 2021, $7.0 million decrease in other receivables, and $18.9 million increase in other payables to related parties which are subject to compromise and expected to be forgiven.

For the period from October 5, 2020 (inception) to December 31, 2020, net cash used in operating activities of $0.6 million was not material since the operation of the business started in 2021.
Investing Activities
For the year ended December 31, 2022, net cash used in investing activities of $108.3 million was due to $170.5 million payments for deposit on miners and $101.4 million for the purchases of property and equipment given the additional operations started during the year. These payments were partially offset by $17.0 million for the proceeds from sale of mining equipment, and $146.7 million for proceeds from sales of cryptocurrency.
For the year ended December 31, 2021, net cash used in investing activities of $332.2 million was due to $218.3 million payments for deposit on mining equipment given the operations started during the year and $75.0 million for the purchases of property and equipment. These payments were partially offset by $11.1 million for the proceeds from finance lease receivable and $50.0 million for the purchase of equity securities.
For the period from October 5, 2020 (inception) to December 31, 2020, net cash used in investing activities of $37.5 million was due to $27.4 million for the payments for deposit on mining equipment and $10.1 million for the purchase of mining equipment under finance lease.
Financing Activities
For the year ended December 31, 2022, net cash provided by financing activities of $230.8 million was primarily due to $280.5 million funding from related parties and this was partially offset by $49.7 million for the repayment of loan payable to related parties.
For the year ended December 31, 2021, net cash provided by financing activities of $389.4 million was primarily due to $389.4 million funding from related parties.
For the period from October 5, 2020 (inception) to December 31, 2020, net cash provided by financing activities of $38.1 million was primarily due to $38.1 million funding from related parties.
Contractual Obligations, Commitments and Contingencies
Refer to Note 15 to the consolidated financial statements included elsewhere in the Registration Statement for further information regarding Celsius Mining’s commitments and contingencies.
Critical Accounting Policies and Estimates
Celsius Mining’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of the financial statements requires Celsius Mining’s management to make judgments, estimates and assumptions that impact the reported amount of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Celsius Mining considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Celsius Mining’s consolidated financial statements. Celsius Mining periodically reviews its estimates and makes adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations will be affected.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. Celsius Mining believes that its critical accounting policies reflect the more significant estimates and assumptions used in the preparation of its consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with Celsius Mining’s consolidated financial statements and the notes thereto and other disclosures included elsewhere in the Registration Statement.

Celsius Mining believes the following critical accounting policies, estimates and assumptions may have a material impact on reported financial condition and operating performance and may involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.
Impairment of long-lived assets
Celsius Mining reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors Celsius Mining considers that could trigger an impairment include, but are not limited to, the following: significant changes in the manner of Celsius Mining’s use of the acquired assets or the strategy for Celsius Mining’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure asset obsolete. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in cost and expenses in Celsius Mining’s statements of operations.
Cryptocurrency, net
Cryptocurrency held by Celsius Mining includes BTC and Tether (“USDT”), which are both classified as current assets in the accompanying balance sheets due to Celsius Mining’s ability to sell it in a highly liquid marketplace and its intent to liquidate its cryptocurrency to support operations or for treasury management when needed.
Cryptocurrency received by Celsius Mining through its mining activities are accounted for in connection with Celsius Mining revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
Celsius Mining measures cryptocurrency for impairment on daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by Celsius Mining’s principal market. Celsius Mining recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset and is reflected in Cryptocurrencies in Celsius Mining’s balance sheets. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the statements of operations. Celsius Mining’s policy is to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Fair value measurements
Celsius Mining’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

•
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on Celsius Mining’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of Celsius Mining’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to Celsius Mining.
USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer.
Celsius Mining determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for BTC. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, Celsius Mining estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets. In order to determine the fair value of energy derivative instruments related to the MI Texas Rep Power Agreement, Celsius Mining utilizes quoted market prices and forward energy price curves. Based on the Level 2 observable and unobservable inputs, Celsius Mining estimates the fair value of energy derivatives on a recurring basis in accordance with the provisions of ASC 815.
Revenue from Contracts with Customers
Celsius Mining recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when Celsius Mining satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Mining Revenue
Celsius Mining’s revenue is derived from providing hash computations (i.e., hashrate) to mining pool operators. The provision of hash computations to mining pools is an output of Celsius Mining’s ordinary activities and is Celsius Mining’s only performance obligation in its contracts with the mining pool operators.
The contracts are terminable, without conditions or penalties, at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay Celsius Mining any amount due related to previously satisfied performance obligations. Therefore, Celsius Mining has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.
Additionally, Celsius Mining concluded that the mining pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.
Either party has the right to decide the point in time and duration for which hash computations will be provided. As a result, Celsius Mining’s enforceable right to compensation only begins when Celsius Mining provides hash computations to the mining pool operator and exists in any period Celsius Mining provides hash computations (less than 24-hours).
In exchange for providing hash computations, Celsius Mining is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to Celsius Mining is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed cryptocurrencies award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. Celsius Mining’s total compensation is calculated using the following formula: the sum of Celsius Mining’s share of (a) Network Block Subsidies and (b) Network Transaction Fees, less (c) Pool Operating Fees.
(1)
“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain.

Celsius Mining’s share of Network Block Subsidies earned for each measurement period (“Celsius Mining’s Network Block Subsidies”) is determined by dividing (a) the total amount of hashrate Celsius Mining provides to the mining pool operator, by (b) the total bitcoin network’s implied hashrate (as determined by the bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.
(2)
“Network Transaction Fees” means the total amount of transaction fees that are actually generated on the blockchain network as a whole during the measurement period.

Celsius Mining’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block
Subsidies that are actually generated on the bitcoin network as a whole, multiplied by (c) Celsius Mining’s Network Block Subsidies
(3)
“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation Celsius Mining receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

For each contract, Celsius Mining measures the consideration at fair value based on the quoted price of the related cryptocurrencies at beginning of day spot price on the date of contract inception, as determined by Celsius Mining’s principal market. Celsius Mining recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception. If the spot price of bitcoin falls below the price utilized on the date of contract inception, then impairment is recognized accordingly. Upon disposition of bitcoin a realized gain is recognized by Celsius Mining if the spot price is greater than the carrying value.
There is no significant financing component in these transactions.
Income taxes
Celsius Mining complies with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in the interim period, disclosure and transition. Celsius Mining’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.
Based on Celsius Mining’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in Celsius Mining’s financial statements. Celsius Mining believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.
Celsius Mining is a single-member limited liability company that is disregarded for income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 as if Celsius Mining were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Refer to Note 14 to the consolidated financial statements included elsewhere in the Registration Statement for further information.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued and adopted accounting pronouncements that may potentially impact Celsius Mining’s financial position and results of operations is disclosed in Note 3 to Celsius Mining’s consolidated financial statements included elsewhere in the Registration Statement.
Quantitative and Qualitative Disclosures About Market Risk
Substantially all of Celsius Mining’s current business is, and will continue to be, focused on mining BTC. Celsius Mining’s revenue was historically, and will primarily be going forward, comprised of the value of BTC rewards and transaction fees Celsius Mining earns by mining. As such, Celsius Mining’s operating results and financial condition were and will be substantially affected by fluctuations and long-term trends in the value of BTC. BTC has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for BTC, which could in turn result in substantial damage to or even the failure of Celsius Mining’s business.
A 10% increase or decrease in the weighted average market value of BTC for the year ended December 31, 2022 would have increased or decreased Celsius Mining’s revenue by $14.7 million for the period and would have had a material effect on Celsius Mining’s total revenue as at that date. However, given Celsius Mining sells BTC to cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of BTC would have resulted in increased or decreased holdings of BTC at the end of the period.
ITEM 3.   PROPERTIES
As of the date of this Registration Statement, Celsius Mining has two leased mining facilities and two constructed mining facilities. All four facilities are located in Texas and support Celsius Mining’s bitcoin mining operations. Celsius Mining’s two leased facilities are located in Midland and Reagan County and our two constructed facilities are located in Garden City and Reagan County. Each of the lease terms for the properties in Midland and Reagan County are 10 years. Celsius Mining’s real property portfolio consists of 60 acres, which are energized with an aggregated initial capacity of 87MW. Additionally, Celsius Mining is currently expanding a new site in Ward County, Texas, the purchase of which by Celsius Mining was finalized on November 2, 2023, designed to ultimately reach approximately 240MW of capacity for bitcoin mining after completing construction. We believe that our mining facilities are suitable and adequate for our business as it is contemplated to be conducted. For additional information regarding obligations under operating leases, see Note 15 to our consolidated financial statements included elsewhere in this Registration Statement.
ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of the date of this Registration Statement, we have           million (           ) shares of our Class A common stock issued and outstanding and one share of our Class B common stock issued and outstanding. The one share of Class B common stock is owned by Hut 8, 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131. The following table sets forth information regarding the beneficial ownership of our Class A common stock as of the date of this Registration Statement. The table below sets forth such beneficial ownership for:
•
each stockholder that is a beneficial owner of more than 5% of the Class A common stock (based on information that was publicly available or made available to the Company as of the date of this Registration Statement);

•
each director or director nominee;

•
each named executive officer; and

•
all directors, director nominees and executive officers as a group.

The percentage of Class A common stock beneficially owned by each person is based on                 shares of Class A common stock and issued and outstanding as of the date of this Registration Statement. Beneficial ownership representing less than one percent is denoted with an “*.” Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options, within 60 days of the date hereof. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida 33134.
Name	Class A Common Stock of Ionic Digital Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
Directors and Named Executive Officers
Matt Prusak		%
Joel Block		%
Emmanuel Aidoo		%
Frederick Arnold		%
Thomas DiFiore		%
Scott Duffy		%
Asher Genoot		%
Max Holmes		%
Elizabeth LaPuma		%
Jordan Levy		%
Directors and executive officers as a group (10 Persons)		%
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers and Directors
The following sets forth certain information, as of the date of this Registration Statement, concerning the persons who serve as directors on our Board of Directors (the “Board”) and as executive officers of Ionic Digital. No executive officer has any “family relationship” (as defined in Item 401 of Regulation S-K) with any other executive officer or any director.
Name	Age	Position
Executive Officers
Matt Prusak	31	Chief Executive Officer
Joel Block	40	Chief Financial Officer
Directors
Emmanuel Aidoo	51	Director
Frederick Arnold	69	Director
Thomas DiFiore	47	Director
Scott Duffy	43	Director
Asher Genoot	29	Director (Class B Director)
Max Holmes	63	Director
Elizabeth LaPuma	44	Director
Jordan Levy	68	Director (Class B Director)

Executive Officers
Matt Prusak has served as Chief Executive Officer of Ionic Digital since its inception in January 2024. Mr. Prusak served as US Bitcoin Corp.’s Chief Commercial Officer from June 2021. US Bitcoin Corp. merged with Hut 8 Corp. on November 30, 2022. Prior to joining US Bitcoin, Mr. Prusak served as the Chief Business Officer of Curative, a COVID-19 diagnostics company, from 2020 to 2021. Mr. Prusak also has experience as a consultant at Bain & Company from 2015 to 2017. Mr. Prusak holds a Master’s in Business Administration from the Stanford Graduate School of Business, a Master’s in Global Affairs from Tsinghua University as a Schwarzman Scholar, and a Bachelor’s in International Relations from the University of Southern California.
Joel Block has served as Chief Financial Officer of Ionic Digital since its inception in January 2024. Mr. Block is a seasoned executive with more than 15 years of experience across finance, accounting, operations, and sales. Since December 2021, he has served as the Chief Financial Officer of US Bitcoin Corp.; prior to this role, from September 2021 to November 2021, he served as US Bitcoin Corp.’s Chief Business Officer. US Bitcoin Corp. merged with Hut 8 Corp. on November 30, 2022. Prior to US Bitcoin Corp., from February 2015 to August 2021 he served as CFO, and then CEO, of Collegewise, one of the US’s largest college admissions companies. From 2005 to 2013, Mr. Block served in a number of roles at Credit Suisse, including as a Vice President on the Institutional Fixed Income Sales team, where he specialized in interest rate derivatives and hedging transactions. Mr. Block currently serves on the board of the Young Presidents Organization Orange County Chapter. He received his Bachelor of Business Administration with concentrations in Finance and Accounting and a minor in Statistics from the University of Michigan Ross School of Business.
Directors
Emmanuel Aidoo has served as a director of Ionic Digital since the Plan Effective Date. Mr. Aidoo is a recognized leader in digital assets advisory, private capital, and restructuring banking. He has a strong track record in navigating complex financial landscapes, specializing in digital assets, blockchain technology, and innovative investment solutions. Since 2021, Mr. Aidoo has been the Head of Digital Assets Advisory at Perella Weinberg Partners, where he leads the digital assets advisory division, driving growth and positioning the firm as a market leader in blockchain and cryptocurrencies. Mr. Aidoo previously worked at Credit Suisse AG for over two decades, from 1997 to 2021, where he served as Head of Digital Assets Markets from 2019 to 2021 and advanced the firm’s blockchain strategy. Mr. Aidoo’s achievements include pioneering proof-of-concepts, strategic investments in blockchain projects, and thought leadership in the global blockchain community. He has been recognized by Forbes on their Blockchain 50 list (2020), Business Insider’s list of Top 10 Transforming Finance (2019) and American Banker (2018). He has also served as a member of the World Economic Forum (WEF) Digital Asset Steering Committee and as the Chair of SIFMA’s Blockchain Roundtable. Mr. Aidoo received a degree in Computer Science at Brunel University in Uxbridge, England. Mr. Aidoo has been selected to serve as a Director due to his financial advisory experience.
Frederick Arnold has served as a director of Ionic Digital since the Plan Effective Date. He has served in numerous operating and board positions typically in highly complex situations. He has a long track record creating value through operational improvement and also has deep experience in board governance, strategic transactions and global capital markets. His current board positions include Lehman Brothers Holdings Inc. (current chairman, post-emergence), Navient Corporation (Nasdaq: NAVI), and Metropolitan Gaming Holdco Ltd. Mr. Arnold has also previously served on the Board of Directors at Corporate Capital Trust (NYSE: CCT) (Chairman), Valaris PLC (NYSE: VAL), WeWork, CIFC Corp (Nasdaq: CIFC), and Syncora Holdings Ltd. (Nasdaq: SYCRF). Mr. Arnold has a strong track record leading finance functions in private equity-owned global companies. He excels in improving processes, reducing costs, generating cash, and increasing enterprise value. In addition, he has two decades of investment banking experience at firms including Lehman Brothers and Smith Barney, where he provided strategic financial advice to major corporations and growth companies, specializing in acquisitions, divestitures, and global capital markets transactions. Mr. Arnold holds a J.D. from Yale Law School, a Masters in Jurisprudence from Oxford University, and a Bachelor of Arts in Economics, summa cum laude, from Amherst College. Mr. Arnold has been selected to serve as a Director due to his financial advisory experience and extensive board experience.

Thomas DiFiore has served as a director of Ionic Digital since the Plan Effective Date. Since 2021, Mr. DiFiore has served as the President of DOBAC LLC, which advises on business management. From 2015 to 2021, he was the Dealer Principal at Fullerton Auto Group since 2015. As an early bitcoin adopter, he started a mining company that successfully solo mined over 200 blocks. For more than eight years, Mr. DiFiore has been a member of the Advisory Council for the Somerset Patriots, the Yankees AA affiliate team. Additionally, he leads a business consulting firm focused on operational and management strategies and serves as the President of a reinsurance business, managing both claims and investment decisions for the asset pool. Mr. DiFiore attended Gettysburg College, where he was a member of the football program. Mr. DiFiore was selected to serve as a Director due to his experience with digital assets and bitcoin mining.
Scott Duffy has served as a director of Ionic Digital since the Plan Effective Date. Since December 2017, Mr. Duffy has been the CEO of ICB Solutions, Inc. where he has grown assets from under $2,500 to over $60 million since 2011. With a keen interest in cryptocurrency, Scott has mined bitcoin, participated in Ethereum’s growth, and developed a successful e-commerce partnership grossing over $250,000 annually. He has contributed to organizations like the Association of Governmental Accountants, American Society of Military Comptrollers, Ohio State Bar Association, and Nationwide Mutual Insurance Company. Scott currently co-chairs the Official Committee of Unsecured Creditors at Celsius Network, contributing to negotiations, mining strategy, and fostering cooperation among stakeholders. He was previously an accountant at Defense Finance and Accounting Service (DFAS) in Columbus, where he managed complex operations, including ERP system deployments and financial system integration. Scott holds a Bachelor of Science in Finance and Business Administration from Ohio Dominican University. Mr. Duffy has been selected to serve as a Director due to his experience with digital assets.
Asher Genoot is a Class B director and has served as a director of Ionic Digital since the Plan Effective Date. Mr. Genoot was the President and a Director of Hut 8 Corp., which builds and operates data centers for bitcoin production. Since co-founding US Bitcoin Corp. in December 2020, he scaled the venture-backed company into one of the largest bitcoin mining operations in the world, including through US Bitcoin Corp.’s takeover and turnaround of distressed mining assets in the Chapter 11 bankruptcy of Commute North. US Bitcoin Corp. merged with Hut 8 Corp. on November 30, 2022. Previously, Mr. Genoot founded and served as CEO of Curio Education, a Shanghai-based education technology startup company that expanded across China, and he currently serves as a Board Member at Curio. Mr. Genoot is also the Co-Founder and Managing Partner of Flagship Endeavors, a venture incubator focused on consumer products. He is a member of the Young Presidents Organization and the Forbes 30 Under 30 Class of 2023. Mr. Genoot holds a Bachelor of Science in Business Administration from the University of Southern California. Mr. Genoot has been selected to serve as a Director due to his experience with bitcoin mining operations.
Max Holmes has served as a director of Ionic Digital since the Plan Effective Date. He has decades of experience spanning multiple sectors of the finance industry. Since 2015, he has been the Chief Investment Officer of Haven Asset Management LLC, an SEC registered investment advisor in Greenwich, Connecticut. In addition, since 2015, he has been a Senior Advisor to American Industrial Partners (AIP), a private equity firm in New York with assets under management (AUM) of over $16 billion focused on industrial companies. From December 2017 to August 2022, Max was the Chair and CEO of Haven Holdings Inc., an insurance holding company with operations in Wisconsin and Puerto Rico. From 2005 to 2016, he was the Founder and Chief Investment Officer of Plainfield Asset Management LLC, a distressed, event and special situations asset manager in Greenwich, Connecticut with AUM of over $5 billion (including hedge funds and a Business Development Company), which invested in over 400 businesses across a wide variety of industries and capital structures. He also worked previously as a Managing Director at D.E. Shaw & Co, leading its Distressed Securities Group, and at RBC Capital Markets, Gleacher NatWest, Salomon Brothers, and Drexel Burnham Lambert in Beverly Hills, California. Since 1993, Max has been an Adjunct Professor of Finance at the Stern Graduate School of Business at New York University, where he teaches “Bankruptcy and Reorganization.” Max received a J.D. from Columbia Law School, a Master of Business Administration from Columbia Business School, and an A.B. from Harvard College. Max is a member of the bar in New York and Texas and has held numerous licenses from a variety of regulatory bodies. Mr. Holmes has been selected to serve as a Director due to his financial advisory experience.
Elizabeth A. LaPuma has served as a director of Ionic Digital since the Plan Effective Date. Ms. LaPuma brings over two decades of financial advisory and board expertise across diverse industries. With a strong background in originating and structuring complex financial transactions, she is a trusted advisor to numerous business leaders. Ms. LaPuma currently chairs the Audit Committee and is on the Compensation and Governance Committees at The We Company (WeWork). Additionally, Ms. LaPuma is a board member for other businesses within the fintech, artificial intelligence, healthcare, consumer, and real estate sectors. Prior to these roles, from January 2020 to August 2023, Ms. LaPuma was a Managing Director and Head of Balance Sheet Advisory at UBS. Prior to UBS, from July 2013 to January 2020, she was a Managing Director and head of Asset Management Services at Alvarez & Marsal, advising governments and financial institutions on diverse assets. Ms. LaPuma’s earlier career includes roles at BlackRock, Lazard Frères & Co. LLC, Credit Suisse and Perella Weinberg Partners L.P. Ms. LaPuma received her Master of Business Administration in Finance as a Palmer Scholar, Bachelor of Science in Finance and Bachelor of Arts in International Relations, magna cum laude, from the Wharton School and The School of Arts and Sciences at the University of Pennsylvania. Ms. LaPuma has been selected to serve as a Director due to her financial advisory experience.
Jordan Levy is a Class B Director and has served as a director of Ionic Digital since the Plan Effective Date. Mr. Levy currently serves as a Managing Partner at SBNYvc (formerly SoftBank Capital NY) and Seed Capital Partners, an early-stage Venture Capital Fund he co-founded in late 1999. SBNY is a venture capital fund specializing in mobile, social media, eCommerce, and digital media investments in early-stage technology companies. In addition, he serves as a Co-Managing Partner of Z80 Labs, an Accelerator Fund created in 2013 in Buffalo NY to help kick-start the start-up ecosystem. Prior to co-founding Seed Capital Partners, he was co-founder of Upgrade Corporation of America and was President, co-CEO and co-Chair of its predecessor companies SOFTBANK Services Group and ClientLogic (now SITEL Worldwide). Jordan currently serves on the Board of Directors of several technology companies including Rebelmouse, Strategic Financial Solutions and Take2. Until recently he served on the Boards of ACV Auctions, US Bitcoin (acquired by HUT8 HUT:NASDAQ), Synacor, Buzzfeed, WorkMarket (acquired by ADP), Fieldens acquired by WeWork), Ziplist (acquired by Advance Newhouse, OMGPOP (acquired by Zynga) KickApps (acquired by KIT Digital), XO Soft (acquired by CA), Hyperpublic (acquired by Groupon), Huffington Post (acquired by AOL) and VirginMega (acquired by Nike). He also serves on the board of Mount Sinai Medical Center Foundation Executive Committee. He also serves as Chair Emeritus and as a board member of 43North, the single largest business plan competition ever held in the US with $5MM in prizes awarded annually, which he founded as part of the Buffalo Billion Initiative in 2014. He also serves on the board of the 43N Foundation Inc. Mr. Levy has been selected to serve as a Director due to his financial advisory experience.
Director Independence
The rules of Nasdaq require that a majority of our Board be independent at the time of our initial public listing. An “independent director” is defined as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.           ,           ,           , and           will initially serve as the independent directors on our Board.
Board Composition and Structure
Our business and affairs are managed by or under the direction of our Board. Our Board is currently composed of eight directors. Subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Board will consist of eight members and will be a classified board with each director serving a staggered, three-year term. As long as the Class B common stock remains outstanding, we cannot increase the authorized number of directors without the consent of the Class B Holder. The Class B Holder is entitled to nominate and elect two of our directors (the “Class B directors”), and the remaining directors will be elected by the holders of the Class A common stock, voting as a separate class.
Subject to any special rights of the holders of one or more series of preferred stock to elect additional directors, the directors shall be divided, with respect to the time for which they hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The Board is authorized to assign members of the Board already in office to Class I, Class II or Class III, which assignments shall become effective at the same time that the Classified Board becomes effective. The initial term of office of the Class I directors shall expire at the Company’s first annual meeting of stockholders following the effectiveness of this Registration Statement, which annual meeting is expected to be held during 2025; the initial term of office of the Class II directors shall expire at the Company’s second annual meeting of stockholders; and the initial term of office of the Class III directors shall expire at the Company’s third annual meeting of stockholders. Our directors will be divided among the three classes as follows:
•
the Class I directors will be           ,           and           and their terms will expire at the first annual meeting of stockholders;

•
the Class II directors will be           ,           and           and their terms will expire at the second annual meeting of stockholders; and

•
the Class III directors will be           and           and their terms will expire at the third annual meeting of stockholders.

At each annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election. Each director’s term shall continue until the election and qualification of such director’s successor, or the director’s earlier death, resignation, disqualification or removal, except that the term of any Class B director will terminate immediately upon the effective date of a redemption of the Class B common stock. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of approximately one-third of the directors.
The classification of our Board of Directors may have the effect of delaying or preventing a change of our management, a change of control or other corporate actions. Under Delaware law and our Certificate of Incorporation, for so long as our Board of Directors is divided into classes, our directors may be removed only for cause.
Board Committees
Upon effectiveness of this Registration Statement, our Board of Directors will have an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. The members of each committee are appointed by Board and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues.
A copy of the charters for each of the respective committees is available on our website at https:// . Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this Registration Statement.
Audit Committee
Under Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.        ,         and         will serve as members of our audit committee, and           will serve as its Chair.
Our Board has determined that the three directors who will serve on our Audit Committee are independent within the meaning of the rules and regulations on the Nasdaq and Rule 10A-3 under the Exchange Act. Additionally, the Board has determined that           is an “audit committee financial expert” as defined in applicable SEC rules.
Compensation Committee
Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent.        ,         and         will serve as members of our compensation committee, and           will serve as its Chair.

Nominating and Corporate Governance Committee
Under Nasdaq listing standards, our nominating and corporate governance committee is required to be comprised of independent directors.           and           will serve as members of our nominating and corporate governance committee, and           will serve as its Chair.
ITEM 6.   EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Our named executive officers are Matt Prusak (CEO) and Joel Block (CFO). Because we are a newly formed company with no current or historical compensation, there are no other named executive officers to report. Additionally, given we are a newly formed company with no current or former compensation to report, we have no compensation philosophy, compensation determination process or any compensation agreements to report or describe. To the extent any Company-reportable positions or agreements on compensation become available, we will file such positions and agreements on a timely and appropriate basis.
Summary Compensation Table
Because we are a newly formed company with no current or prior fiscal-year compensation, we have no items to disclose on the summary compensation table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on compensation for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Grants of Plan-Based Awards
Because we are a newly formed company with no current or prior fiscal-year grants of plan-based awards, we have no items to disclose on the grants of plan-based awards table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on plan-based awards for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards
No disclosure to report.
Outstanding Equity Awards
Because we are a newly formed company with no current or prior fiscal-year equity awards outstanding, we have no items to disclose on the outstanding awards table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on equity incentives for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Option Exercises and Stock Vested Table
No disclosure to report.
Pension Benefits
No disclosure to report.
Potential Payments on a Change in Control
No disclosure to report.
Compensation of Directors
Because we are a newly formed company with no current or prior fiscal-year director compensation policies or awards, we have no items to disclose under this director compensation section and therefore omitted any reporting. To the extent any Company-reportable arrangements for our directors becomes available, we will file such arrangements on a timely and appropriate basis.
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Transactions Involving Related Parties
The following disclosure summarizes the material provisions of the various agreements in place with Ionic Digital’s related parties and is qualified by the full text of the agreements, a copy of each of which is filed as an exhibit to this Registration Statement.
Mining Management Services Agreement
We will enter into the Mining MSA as of the Plan Effective Date with Hut 8, a copy of which is filed as Exhibit 10. to this Registration Statement. The Mining MSA provides that Hut 8 will manage, supervise, and oversee the bitcoin mining business operations of the Company and its subsidiaries. Under the Mining MSA, Hut 8 will also complete and deliver certain related projects, upon our approval of the required funding, including building and energizing up to 100 additional megawatts (“MW”) of bitcoin mining facilities within 12 months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost will also apply to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.
The Mining MSA provides for an initial term of four years and may be extended for an additional year at the discretion of the Board or automatically extends for an additional year through satisfaction of certain mining capacity targets. Under the terms of the Mining MSA, Hut 8 will receive an annual management fee of $20.4 million, subject to certain project related adjustments and a CPI adjustment during the one-year extension period. Additionally, the Company shall reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board of Directors or otherwise approved by the Board of Directors. The Mining MSA is subject to customary representations and warranties by both parties, and each of Hut 8 and the Company has agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provides that, subject to certain conditions, Hut 8 will not be liable for or responsible to the Company if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in rigs and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 will be proportionately reduced.
Contribution Agreement
We have entered into a contribution agreement as of the Plan Effective Date (the “Contribution Agreement”) with Hut 8, a copy of which is filed as Exhibit 10. to this Registration Statement. The Contribution Agreement provides that Hut 8 will purchase from us, for an aggregate purchase price of $6,378,000 (the “Initial Plan Sponsor Investment”), the number of shares of our Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of our Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of our Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of our Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board at Plan Effective Date and (b) a fraction, the numerator of which is the Initial Plan Sponsor Investment and the denominator of which is the Company Net Asset Value (as defined in the Contribution Agreement). If the Mining MSA is not terminated by the Company pursuant to Section 1(b)(ii) thereof on or before June 1, 2024, then Hut 8 will purchase from the Company, for an aggregate purchase price of $6,378,000, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which is $6,378,000, and the denominator of which is the Company Net Asset Value. If the Mining MSA is extended beyond its initial term, then Hut 8 has agreed to purchase additional shares of our Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3,189,000 for year five, subject to a maximum purchase price of $15,945,000 million in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment are referred to collectively as the “Plan Sponsor Shares.”
The Contribution Agreement is subject to customary representations and warranties. From the effective date of the Contribution Agreement through the second anniversary thereof (the “Lock-up Period”), Hut 8 will not, without our prior written consent, either directly or indirectly: (i) offer, sell, contract to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of, make any short sale or otherwise transfer or dispose of, directly or indirectly, the Initial Plan Sponsor Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Initial Plan Sponsor Shares, subject to certain customary exclusions. During the last year of the Lock-Up Period, if the trading price of our Class A common stock is equal to or greater than 150% of the NAV per Share (as defined in the Contribution Agreement), Hut 8 may sell up to 30% of the Initial Plan Sponsor Shares, and if the trading price of our Class A common stock is equal to or greater than 200% of the NAV per Share, Hut 8 may sell up to 60% of the Initial Plan Sponsor Shares.
Under the terms of the Contribution Agreement, Hut 8 has agreed to vote all Plan Sponsor Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Plan Sponsor Shares are also subject to the Investors’ and Registration Rights Agreement described below.
Restricted Stock Agreement
We have entered into a restricted stock agreement (the “Restricted Stock Agreement”) with Hut 8, a copy of which is filed as Exhibit 4. to this Registration Statement. Among other things, the Restricted Stock Agreement provides that Hut 8 will purchase from us      shares of our Class A common stock (the “RSPA Shares”) (representing 1.59405% of the Class A common stock on a fully-diluted basis) for a purchase price of $      per share ($      total purchase price) on the Plan Effective Date or on another mutually-agreed upon date. The RSPA Shares will vest in equal proportions in accordance with the vesting schedule set forth in the Restricted Stock Agreement. All unvested RSPA shares will be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested RSPA Shares will vest immediately if the Mining MSA is terminated for reasons other than certain of its conditions.
Under the terms of the Restricted Stock Agreement, Hut 8 has agreed to vote all RSPA Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. Hut 8 also has agreed not to sell, assign, transfer, pledge, hypothecate or otherwise dispose of any unvested RSPA Shares without our written consent, except for dispositions between Hut 8 and its affiliates. The RSPA Shares are also subject to the Investors’ and Registration Rights Agreement described below.
Warrant Agreements
We have entered into five separate (but substantively identical) warrant agreements with Hut 8 as of the Plan Effective Date (the “Warrant Agreements”), a copy of the form of warrant agreement which is filed as Exhibit 4. to this Registration Statement. Among other things, each of the Warrant Agreements provides that Hut 8 is entitled to purchase from us a number of shares of our Class A common stock equal to (a) 0.31881% of the number of shares of our Class A common stock outstanding minus (b) the aggregate number of shares of our Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements. The Warrant Agreements have exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA is extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. All unvested warrants will be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested warrants will vest immediately if the Mining MSA is terminated other than according to certain of its conditions. Under the terms of the Warrant Agreements, Hut 8 has agreed to vote all shares of Class A common stock issued upon the exercise of the warrants (the “Warrant Shares”) owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Warrant Shares are also subject to the Investors’ and Registration Rights Agreement described below.
Investors’ and Registration Rights Agreement
We have entered into an Investors’ and Registration Rights Agreement as of the Plan Effective Date (the “Registration Rights Agreement”) with Hut 8, a copy of which is filed as Exhibit 4. to this Registration Statement. Pursuant to the terms of the Registration Rights Agreement, holders of      shares of our Class A common stock will be entitled to require us to register the Class A common stock owned by them for public resale in the United States.
Among other things, the Registration Rights Agreement provides that Hut 8 can require us to, pursuant to the terms of and subject to the limitations contained in Registration Rights Agreement, prepare and file with the SEC a registration statement registering the offering and sale of the Registrable Securities (as such term is defined in the Registration Rights Agreement) held by Hut 8 and the other holders of Registrable Securities, provided that (i) such Registrable Securities have an aggregate value of at least $      million based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represent at least 15% of the Registrable Securities eligible for registration. The registration rights are subject to the other limitations contained in the Registration Rights Agreement, including without limitation, that such registration rights are limited to four Demand Registrations (as such term is defined in the Registration Rights Agreement). Additionally, subject to certain customary restrictions, if the Company proposes to file a registration statement under the Securities Act with respect to an offering of Class A common stock by the Company, we shall use commercially reasonable efforts to include in such registration statement the Registrable Securities for which we have received written requests for inclusion therein.
Under the terms of the Registration Rights Agreement, Hut 8 has agreed to vote all Covered Shares (as such term is defined in the Registration Rights Agreement) owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect.
Related Party Transaction Policy
We have not yet adopted a formal policy for the review, approval or ratification of related party transactions although the independent directors have the ability to enact such a policy, and may do so now or in the future. The transactions discussed above were not reviewed, approved or ratified in accordance with any such policy, however, they were negotiated with Celsius and the Official Committee of Unsecured Creditors and approved pursuant to the Plan.
Prior to effectiveness of this Registration Statement, we will adopt a Code of Ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board of Directors (or the appropriate committee of our board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.
In addition, our audit committee, pursuant to a written charter that we will adopt prior to effectiveness of this Registration Statement, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum.

Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each member of our management team to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
We will file a copy of our Code of Ethics and our audit committee charter as exhibits to this Registration Statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. Following effectiveness of this Registration Statement, the Code of Ethics will be available on our website. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Director Independence
Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that           ,           ,        ,           ,           and           are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
ITEM 8.   LEGAL PROCEEDINGS
We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial statements.
ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Currently, there is no public market for our Class A common stock. We intend to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ .” As of the date of this Registration Statement, there were           outstanding shares of our Class A common stock.
Stockholders
As of the date of this Registration Statement, there were      holders of record of shares of our Class A common stock.
Shares of Common Stock Issued at the Plan Effective Date Eligible for Future Sale
Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the registration, issuance and distribution of our Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims pursuant to the Plan is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the registration, issuance, distribution or sale of securities. The shares of our Class A common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:
•
purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•
offers to sell securities offered under a plan of reorganization for the holders of those securities;

•
offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•
is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received Class A common stock issued under the Plan that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.
Whether or not any particular person would be deemed an “underwriter” with respect to our Class A common stock received pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that will receive our Class A common stock pursuant to the Plan will be deemed an “underwriter” with respect to such shares.
Securities Authorized for Issuance under Equity Compensation Plan
To come
Dividend Policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future.
Future cash dividends, if any, will be at the discretion of our Board of Directors, subject to applicable law, and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the Board of Directors may deem relevant.
ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES
As of the Plan Effective Date, we issued:
•
37 million shares of Class A common stock to eligible holders of certain claims against Celsius;

•
shares of Class A common stock to Hut 8 pursuant to the Contribution Agreement;

•
one share of Class B common stock to Hut 8 pursuant to the MSA;

•
Warrants to purchase up to an aggregate of      shares of common stock with an exercise price of $      per warrant to Hut 8. For more information on the warrants, see the section Transactions Involving Related Parties — Warrant Agreements in Item 7 herein; and

•
shares of restricted Class A common stock to Hut 8. For more information on the terms of the restricted stock, see the section Transactions Involving Related Parties — Restricted Stock Agreement in Item 7 herein.

Based upon the exemption provided by Section 1145 of the U.S. Bankruptcy Code, on November 9, 2023, the Bankruptcy Court entered an order confirming the Plan , which, among other things, provides that the issuance of the shares of common stock described in the first bullet point above conducted in accordance with the procedures described in the Plan, are, and shall be deemed to be, pursuant to Section 1145 of the U.S. Bankruptcy Code, or any other applicable state or U.S. federal securities law, exempt from the registration requirements of Section 5 of the Securities Act and any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker dealer in, a security.
ITEM 11.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as each was in effect as of the date of this Registration Statement. This summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to this Registration Statement.
General
The total amount of our authorized capital stock consists of one billion (1,000,000,000) shares of Class A common stock, $0.00001 par value per share, one share of Class B common stock, $1.00 par value per share, and 15,000 shares of preferred stock, $0.00001par value per share (the “preferred stock”).
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock.
Voting Rights
Except as otherwise provided, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.
The holder of our Class B common stock is entitled to nominate and elect the two Class B Directors; however, the holders of our Class A common stock, voting as a separate class, have the exclusive right to elect the remaining directors.
The holder of our Class B common stock is entitled to certain consent rights regarding the amendment, alteration, modification or repeal of our amended and restated certificate of incorporation, our amended and restated bylaws or the organizational documents of any of our subsidiaries that would adversely affect the rights and powers of the Class B common stock, including with respect to the power and authority to elect the Class B Directors or to increase the authorized number of directors to more than nine.
Delaware law would require either holders of our Class A common stock or our Class B common stock to vote separately as a class in the following circumstances:
•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of the shares of such class of stock; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of the shares of such class of stock in a manner that affects them adversely.

The holders of common stock will not have cumulative voting rights. Accordingly, holders of a majority of the voting power of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election, except the Class B Directors. The election of directors, except the Class B Directors, will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.
The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

No Preemptive or Similar Rights
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our Class A common stock is neither convertible nor redeemable, and our Class B common Stock is not convertible. Unless our Board determines otherwise, we will issue all of our capital stock in uncertificated form.
Dividends and Distributions
Subject to the preferential or other rights that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably those dividends and distributions, if any, as may be declared by the Board out of legally available funds. Dividends and other distributions will not be declared or paid on the Class B common stock.
Liquidation, Dissolution and Winding Up
In the event of our liquidation, dissolution or winding up, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, and the holder of Class B common stock is not entitled to receive any assets.
Transfer Restrictions
Until the later of (i) effectiveness of this Registration Statement or (ii) the listing of the Class A common stock on Nasdaq or another registered securities exchange, the Class A common stock may not be sold, transferred, pledged or otherwise disposed of without written authorization from the Board. Board authorization is not required for transfers of shares of Class A common stock required by law or upon the death or disability of a holder, but the transfer restrictions will continue to apply to such shares.
The Class B common stock may not be sold, transferred, pledged or otherwise disposed of to any person other than a successor by way of merger or consolidation of Ionic Digital.
Redemption
Upon the termination of the MSA, we will immediately effect a redemption of the outstanding share of Class B common stock for a price per share equal to $1.00 per share of Class B common stock.
Assessment
All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Registration Rights
See the section Related Party Transactions — Investors’ and Registration Rights Agreement in Item 7 herein for a description of the registration rights.
Preferred Stock
Our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designation, vesting, powers, preferences and relative, participating, optional or other special rights of preferred stock, including voting powers, dividend rights, liquidation rights, redemption rights and conversion rights and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the Delaware General Corporation Law, as amended (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our Class A common stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team, including the following:
Advance Notice Requirements for Stockholder Proposals
Our amended and restated certificate of incorporation and our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting or special meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting or special meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Subject to the rights of the holder of our Class B common stock, our amended and restated bylaws may be amended, altered, or repealed by a majority vote of our Board.
Board Vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board to fill vacant directorships, including newly created seats, subject to the rights of the holder of our Class B common stock. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by a majority vote of our entire Board, subject to the rights of the holder of our Class B common stock. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.
Classified Board
Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors will be classified into three classes of directors with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors. See the section Board Composition and Structure in Item 5 herein.
Delaware Anti-Takeover Statute
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Under our amended and restated certificate of incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203.

Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation provides that our stockholders are not able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our Board. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of our Board, by the Board acting pursuant to a resolution adopted by a majority of the directors then in office or by holders of at least 25% of the outstanding voting stock entitled to vote that have delivered a request to our secretary, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that we indemnify them to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.
Exclusive Jurisdiction of Certain Actions
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Odyssey Transfer and Trust Company.
Listing
We intend to list our Class A common stock on the Nasdaq Global Select Market under the symbol “ .”
ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
We entered into indemnification agreements with each of our current directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right that an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
See Item 15 “Financial Statements and Exhibits” herein.
ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS
(a)
The following financial statements are being filed as part of this Registration Statement.

INDEX TO FINANCIAL STATEMENTS
Page
Audited Financial Statements of Ionic Digital Inc., as of January 15, 2024
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet of Ionic Digital Inc. as of January 15, 2024	F-3
Note to Balance Sheet of Ionic Digital Inc.	F-4
Condensed Unaudited Financial Statements of Celsius Mining, LLC, as of September 30, 2023
Condensed Balance Sheets as of September 30, 2023 and December 31, 2022 (Unaudited)	F-5
Condensed Statements of Operations for the nine months ended September 30, 2023 and September 30, 2022 (Unaudited)	F-6
Condensed Statements of Changes in Equity (Deficiency) for the nine months ended September 30, 2023 (Unaudited)	F-7
Condensed Statements of Cash Flows for the nine months ended September 30, 2023 and September 30, 2022 (Unaudited)	F-8
Notes to Condensed Financial Statements (Unaudited)	F-9
Audited Financial Statements of Celsius Mining, LLC, as of December 31, 2022
Report of Independent Registered Public Accounting Firm	F-26
Balance Sheets as of December 31, 2022 and December 31, 2021	F-27
Statements of Operations for the years ended December 31, 2022 and 2021, and for the period from October 5, 2020 (date of inception) to December 31, 2020	F-28
Statements of Changes in Equity (Deficit) for the years ended December 31, 2022 and 2021, and for the period from October 5, 2020 (date of inception) to December 31, 2020	F-29
Statements of Cash Flows for the years ended December 31, 2022 and 2021, and for the period from October 5, 2020 (date of inception) to December 31, 2020	F-30
Notes to Financial Statements	F-32

Report of Independent Registered Public Accounting Firm
Board of Directors
Ionic Digital Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Ionic Digital Inc. (the Company) as of January 15, 2024, and the related notes to the balance sheet (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 15, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2023.
/s/ RSM US LLP
Austin, Texas
January 26, 2024

Ionic Digital Inc.
Balance Sheet
(in whole dollars)
January 15, 2024
ASSETS
Cash	$100
TOTAL ASSETS	$100
LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Common stock, $0.001 par value, 100 shares authorized, 10 shares issued and outstanding	—
Additional paid-in capital	100
Total equity	$100
TOTAL LIABILITIES AND EQUITY	$100
See Accompanying Note to the Balance Sheet.

Ionic Digital Inc.
Note to the Balance Sheet
Note 1.   Business overview and basis of presentation
On July 13, 2022, Celsius Network LLC (together with its debtor and non-debtor affiliates, “Celsius”) voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan (the “Plan”) for the Celsius debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company (“NewCo”), with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Celsius debtors, an “Orderly Wind Down,” pursuant to which all of the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company (“MiningCo”), with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the United States Bankruptcy Court for the Southern District of New York the (“Bankruptcy Court”) entered its order confirming the Plan. On November 30, 2023, the Celsius debtors and the official committee of unsecured creditors (“the Official Committee”) filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Celsius debtors, in consultation with the Official Committee, selected U.S. Data Management Group, LLC (“Hut 8”), a subsidiary of Hut 8 Corp., as the mining manager for MiningCo. Further the Celsius debtors, in consultation with the Official Committee, agreed to provide MiningCo with a capitalization of $225 million in cash. That new company, Ionic Digital, was incorporated in Delaware on January 5, 2024. Ionic Digital will issue common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions1,2. The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s management team will consist of Matthew Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
The Company has engaged in no business operations to date and as of January 15, 2024. The Company has $100 in cash and no liabilities. Pursuant to the Plan, the Company will issue 37 million shares of Class A and one share of Class B common stock to purchase, for an aggregate purchase price of approximately $740 million. In connection with the equity issuance, the Celsius debtors will contribute the following assets (the “Contributed Assets”):
•
the entirety of the Bitcoin mining assets and related operations previously held by Celsius Mining; and

•
$225 million in cash.

The accompanying balance sheet presents the financial position of the Company in accordance with accounting principles generally accepted in the United States of America.
We have evaluated subsequent events through January 22, 2024 and the Company has determined there are no events that require disclosure.

1
The purchase by the Company of the Contributed Assets, the Hut 8 Capital Contribution (defined subsequently), and entry into the Mining management service agreement are collectively referred to as the “Transactions.”

2
Hut 8 plans to contribute up to $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”).

Celsius Mining, LLC (Debtor-in-Possession)
Condensed Balance Sheets
(in thousands)
	September 30, 2023 (Unaudited)	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$41,309	$38,603
Cryptocurrencies, net	3,612	2,395
Prepaid expenses	10,191	14,214
Prepaid hosting services	35,832	26,678
Total current assets	90,944	81,890
Non-current assets
Deposits on miners	—	44,060
Property and equipment, net	222,664	215,580
Operating lease right-of-use asset	262	278
Long term deposits	15,328	15,328
Other receivables	1,842	8,153
Other receivables from related parties	14	14
Total non-current assets	240,110	283,413
TOTAL ASSETS	$331,054	$365,303
LIABILITIES AND EQUITY
Current liabilities
Sales and use tax payable	6,585	15,657
Accrued expenses	1,677	2,562
Accounts payables	5,171	140
Total current liabilities	13,433	18,359
Total liabilities not subject to compromise	13,433	18,359
Liabilities subject to compromise	777,462	726,417
TOTAL LIABILITIES	$790,895	$744,776
Commitments and contingencies (Note 13)
MEMBERS’ EQUITY(1)	(459,841)	(379,473)
TOTAL EQUITY (DEFICIT)	(459,841)	(379,473)
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$331,054	$365,303

(1)
100 units outstanding — no par value

See Accompanying Notes to Condensed Financial Statements

Celsius Mining, LLC (Debtor-in-Possession)
Condensed Statements of Operations (Unaudited)
(in thousands)
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Revenue:
Mining revenues	$73,870	$120,560
Costs and operating expenses:
Costs of revenues (exclusive of depreciation)	50,060	48,212
Depreciation	47,791	38,515
General and administrative fees	18,446	51,317
Realized (gain) on cryptocurrency	(5,988)	(10,570)
Realized (gain) loss on asset sales	(2,058)	21,662
Impairment of cryptocurrency	4,653	20,029
Impairment of long-lived assets	—	128,486
Other operating expenses, net	2,919	865
Total costs and operating expenses	115,823	298,516
Operating loss	(41,953)	(177,956)
Other income (expense):
Interest expense	—	(32,191)
Interest income	249	—
Realized gain (loss) on derivatives	—	4,337
Unrealized gain on energy derivatives	1,963	—
Reorganization items, net	(40,611)	(3,801)
Other expense, net	(38,399)	(31,655)
Loss before taxes	(80,352)	(209,611)
Provision (benefit) for income taxes	16	2,654
Net loss	$(80,368)	$(212,265)
Basic and diluted net loss per unit	$(803,680)	$(2,122,650)
Weighted-average number of units used in computing net loss per unit, basic and diluted	100	100
See Accompanying Notes to Condensed Financial Statements

Celsius Mining, LLC (Debtor-in-Possession)
Cnodensed Statements of Changes in Equity (Deficit) (Unaudited)
(in thousands)
Members’ Equity
Balance as of December 31, 2022	$(379,473)
Net loss	(80,368)
Balance as of September 30, 2023	$(459,841)
See Accompanying Notes to Condensed Financial Statements

Celsius Mining, LLC (Debtor-in-Possession)
Condensed Statements of Cash Flow (Unaudited)
(in thousands)
	Nine Months Ended September 30, 2023	Nine Months Ended September 30, 2022
Cash flows from operating activities(*):
Net income (loss)	$(80,368)	$(212,265)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Mining revenue received in Bitcoin	(73,729)	(120,560)
Impairment of long-lived assets	—	128,486
Impairment of cryptocurrency	4,653	20,029
Realized gain on Bitcoin	(5,988)	(10,570)
Depreciation	47,791	38,515
Realized (gain) loss on property and equipment sales	(2,058)	21,662
Unrealized gain on energy derivatives	1,963	—
Realized gain (loss) on derivatives	—	(4,337)
Accrued interest expense on loans from related parties	—	32,191
Consideration paid to hosting providers in Bitcoin	2,213	—
Deferred income taxes	—	2,638
Changes in assets and liabilities:
Prepaid expenses	2,060	(520)
Prepaid hosting services	(9,154)	(9,929)
Operating lease right-of-use asset	16	9
Long term deposits	—	(15,328)
Other receivables	46	—
Lease liabilities	(23)	(27)
Sales and use tax payable	(9,240)	435
Accrued expenses	(885)	1,822
Accounts payable	5,080	5,711
Other payables to related parties	51,019	44,956
Net cash provided by (used in) operating activities	(66,604)	(77,082)
Cash flows from investing activities:
Payments for deposit on miners	—	(166,903)
Purchases of mining and other equipment	(9,363)	(72,467)
Refund from mining equipment supplier	1,285	—
Proceeds from sale of mining equipment	1,247	16,995
Proceeds from sale of coupon received from miner suppliers	4,507	—
Proceeds from sale of cryptocurrency	71,634	117,222
Net cash provided by (used in) investing activities	69,310	(105,153)
Cash flows from financing activities:
Borrowings under loans payable to related parties	—	230,766
Net cash provided by (used in) financing activities	—	230,766
Net increase in cash and cash equivalents	2,706	48,531
Cash and cash equivalents at the beginning of the period	38,603	11,124
Cash and cash equivalents at the end of the period	$41,309	$59,655
Supplemental schedule of non-cash activities:
Non-cash recognition of new lease	—	292
Reclassification of deposits on miners to property and equipment	44,060	325,834
Payment received in USDT for asset disposal	—	(1,785)
Payment received in USDC for asset disposal	—	(480)
Reclassification of deposits on miners to other receivables	6,265	10,198
Unpaid sales tax accruals	168	—

(*)
There are no cash flows from cryptocurrencies included in cash flows from operating activities since the revenue recognized from earning cryptocurrencies is a noncash activity.

See Accompanying Notes to Condensed Financial Statements

Celsius Mining, LLC (Debtor-in-Possession)
Notes to Condensed Financial Statements (Unaudited)
Note 1.   Organization
Nature of operations and corporate information
Celsius Mining LLC (“Celsius Mining”) was incorporated on October 5, 2020, in Delaware, USA, with a registered address at 221 River Street, Hoboken, NJ 07030, USA. Celsius Mining is a wholly-owned subsidiary of Celsius US Holding LLC (the “Parent Company”). In November 2021, Celsius Mining changed its name from Celsius Core LLC to its present name. Celsius Mining operates a cryptocurrency mining operation utilizing specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin (“BTC”) blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards.
Bankruptcy Petitions
On July 13, 2022 (“Petition Date”), the Parent Company and certain of its subsidiaries, including Celsius Mining LLC (“the Debtor”), (collectively the “Debtors”) each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases are jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining will continue to operate its business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. For detailed discussion about the Chapter 11 Cases, refer to Note 4 — Chapter 11 Filing and Other Related Matters.
Note 2.   Liquidity and Ability to Continue as a Going Concern
The unaudited financial statements have been prepared assuming Celsius Mining will continue as a going concern. The cryptocurrency mining industry is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks has negatively impacted Celsius Mining’s operations. For the nine months ended September 30, 2023, Celsius Mining generated a net loss of $80.5 million. Celsius Mining had cash and cash equivalents of $41.3 million as of September 30, 2023 compared to $38.6 million as of December 31, 2022. Celsius Mining had an accumulated deficit of $460.0 million as of September 30, 2023. Celsius Mining has in large part relied on debt financing to fund its operations. The loans payable to related parties remained at $644.0 million from December 31, 2022 to September 30, 2023, refer to Note 11 — Related Party Transactions. Celsius Mining only made repayments in Q1 and Q2 of 2022 for the aggregate amount of $49.7 million.
As a result of Celsius Mining’s voluntary filing of the Chapter 11 on July 13, 2022, Celsius Mining is operating as a debtor-in-possession pursuant to the authority granted under Chapter 11 of the Bankruptcy Code. Pursuant to the Chapter 11 Cases, Celsius Mining intends to restructure the balance sheet and reduce overall indebtedness. Additionally, as a debtor-in-possession, certain activities are subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business. While creditors and the Bankruptcy Court have approved the Plan, there can be no guarantee Celsius Mining will successfully emerge from its Chapter 11 process or that the Plan will be successful.
Celsius Mining’s ability to continue as a going concern is contingent upon implementing the successful restructuring of certain assets of Celsius Mining, pursuant to the Plan (as defined in Note 4 herein) for Celsius Network, LLC and its debtor affiliates and successfully emerging from the Chapter 11 Cases which will allow Celsius Mining to generate sufficient liquidity from the restructuring to meet its obligations and operating needs. As a result of risks and uncertainties related to (i) Celsius Mining’s ability to successfully consummate the Plan and emerge from the Chapter 11 Cases, and (ii) the effects of disruption from the Chapter 11 Cases making it more difficult to maintain business, financing and operational relationships; substantial doubt exists, in accordance with ASC 205-40, regarding its ability to continue as a going concern. For detailed discussion about the Chapter 11 Cases and the Plan, refer to Note 4 — Chapter 11 Filing and Other Related Matters.
Note 3.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). These unaudited interim financial statements have been prepared on the same basis as the audited financial statements, and in management’s opinion, include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of Celsius Mining’s financial position as of September 30, 2023 and its results of operations and cash flows for the nine months ended September 30, 2023 and 2022. The results of operations for the nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ended December 31, 2023 or any other period. The December 31, 2022 consolidated balance sheet was derived from audited annual financial statements but does not include all disclosures from the annual financial statements. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with Celsius Mining’s audited financial statements for the year ended December 31, 2022 and the related notes, which provides a more complete discussion of the accounting policies and certain other information.
Significant accounting policies
There have been no material changes to Celsius Mining’s significant accounting policies as of and for the nine months ended September 30, 2023, as compared to the significant accounting policies described in Celsius Mining’s audited financial statements as of and for the year ended December 31, 2022. For a detailed discussion about Celsius Mining’s significant accounting policies, see Celsius Mining’s year-end audited financial statements.
Fair value measurements
Celsius Mining’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurement which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
•
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on Celsius Mining’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of Celsius Mining’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to Celsius Mining.
USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer.
Celsius Mining determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for Bitcoin (“BTC”). In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, Celsius Mining estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets.
Refer to Note 10 — Fair Value Measurements for further information regarding the fair value measurements.
Revenue recognition
Mining revenue
Celsius Mining’s revenue is derived from providing hash computations (i.e., hashrate) to mining pool operators. The provision of hash computations to mining pools is an output of Celsius Mining’s ordinary activities and is Celsius Mining’s only performance obligation in its contracts with the mining pool operators.
The contracts are terminable, without conditions or penalties, at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay Celsius Mining any amount due related to previously satisfied performance obligations. Therefore, Celsius Mining has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.
Additionally, Celsius Mining concluded that the mining pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.
Either party has the right to decide the point in time and duration for which hash computations will be provided. As a result, Celsius Mining’s enforceable right to compensation only begins when Celsius Mining provides hash computations to the mining pool operator and exists in any period Celsius Mining provides hash computations (less than 24-hours).
In exchange for providing hash computations, Celsius Mining is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to Celsius Mining is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed cryptocurrencies award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. Celsius Mining’s total compensation is calculated using the following formula: the sum of Celsius Mining’s share of (a) Network Block Subsidies and (b) Network Transaction Fees, less (c) Pool Operating Fees.
(1)
“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain.

Celsius Mining’s share of Network Block Subsidies earned for each measurement period (“Celsius Mining’s Network Block Subsidies”) is determined by dividing (a) the total amount of hashrate Celsius Mining provides to the mining pool operator, by (b) the total bitcoin network’s implied hashrate (as determined by the bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.

(2)
“Network Transaction Fees” means the total amount of transaction fees that are actually generated on the blockchain network as a whole during the measurement period.

Celsius Mining’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block Subsidies that are actually generated on the bitcoin network as a whole, multiplied by (c) Celsius Mining’s Network Block Subsidies.
(3)
“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation Celsius Mining receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

For each contract, Celsius Mining measures the consideration at fair value based on the quoted price of the related cryptocurrencies at beginning of day spot price on the date of contract inception, as determined by Celsius Mining’s principal market. Celsius Mining recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception. If the spot price of bitcoin falls below the price utilized on the date of contract inception, then impairment is recognized accordingly. Upon disposition of bitcoin a realized gain is recognized by Celsius Mining if the spot price is greater than the carrying value.
There is no significant financing component in these transactions.
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. Celsius Mining views its operations and manages its business in one segment.
Recent accounting pronouncements
Celsius Mining continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects Celsius Mining’s financial reporting, Celsius Mining undertakes a study to determine the consequences of the change to its unaudited financial statements and assures that there are proper controls in place to ascertain that Celsius Mining’s unaudited financial statements properly reflect the change.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, and ASU 2020-02. The guidance and the related amendments modify the accounting for credit losses for most financial assets and require the use of an expected credit loss model replacing the currently used incurred loss method. Under this model, entities will be required to estimate the expected lifetime credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2022, with early adoption, permitted. As a result of this election, Celsius Mining has evaluated that there are no material impacts to its financial statement presentation as a result of the adoption of ASU No. 2016-13.
In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure crypto assets at fair value with changes recognized in net income each reporting period, present crypto assets and related fair value changes separately in the balance sheet and income statement, and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. Celsius Mining is currently evaluating the impact of early adoption of the new guidance on its financial statements.
Note 4.   Chapter 11 Filing and Other Related Matters
Events leading to the Chapter 11 Case constituted a significant decline in the cryptocurrency market coupled with an overall decline in financial markets, which ultimately led to the necessity to file the bankruptcy. As described in Note 1 — Organization, the Debtors filed the Chapter 11 Cases to stabilize its business and consummate a comprehensive restructuring transaction that maximizes value for all stakeholders.
Chapter 11 Plan of Reorganization
On July 13, 2022, Celsius Network LLC (together with its debtor and non-debtor affiliates, “Celsius”) voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan (“the Plan”) for the Debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company (“NewCo”), with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Debtors, an “Orderly Wind Down,” pursuant to which all of the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company (“MiningCo”), with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the Bankruptcy Court entered its order confirming the Plan. On November 30, 2023, the Debtors and the official committee of unsecured creditors (“the Official Committee”) filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Debtors, in consultation with the Official Committee, selected U.S. Data Management Group, LLC (“Hut 8”), a subsidiary of Hut 8 Corp., as the mining manager for MiningCo. Further the Debtors, in consultation with the Official Committee, agreed to provide MiningCo with a capitalization of $225 million in cash. That new company, Ionic Digital, was incorporated on January 5, 2024. Ionic Digital will issue common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions3,4. The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s management team will consist of Matthew Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
Automatic Stay
Subject to certain specific exceptions under the Bankruptcy Code, the Bankruptcy Petitions automatically stayed most judicial or administrative actions against the Debtor and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to pre-petition claims. Absent an order from the Bankruptcy Court, substantially all of the Debtor’s pre-petition liabilities are subject to settlement under the Bankruptcy Code.
Executory Contracts
Subject to certain exceptions, under the Bankruptcy Code, the Debtor may assume, amend or reject certain executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtor from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtor to

3
The purchase by the Company of the Contributed Assets, the Hut 8 Capital Contribution (defined subsequently), and entry into the Mining management service agreement are collectively referred to as the “Transactions.”

4
Hut 8 plans to contribute up to $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”).

cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease with the Debtor in this document, including where applicable a quantification of Celsius Mining’s obligations under any such executory contract or unexpired lease of the Debtors, is qualified by any overriding rejection rights Celsius Mining has under the Bankruptcy Code. On November 9, 2023, the Bankruptcy Court issued a confirmation order of the Plan previously filed by the Debtors on September 27, 2023. On December 27, 2023, the Bankruptcy Court issued an order granting the joint motion filed by the Debtors and the Official Committee to implement the Plan through the Orderly Wind Down procedures.
Reorganization items, net and liabilities subject to compromise
Pre-Petition Indebtedness
As a result of the filing of the Chapter 11 Cases, pre-petition indebtedness may be subject to compromise. Generally, any actions to enforce or otherwise effective payment of pre-bankruptcy filing liabilities are stayed. While payment of pre-petition claims generally is not permitted, the Bankruptcy Court has granted the Debtors authority to pay certain pre-petition claims in designated categories, subject to certain terms and conditions. This relief was designed to preserve the value of the Debtors’ businesses and assets. Furthermore, the Bankruptcy Court authorized the Debtors’ to pay certain pre-petition claims relating to employee wages and benefits, taxes and critical vendors.
The Debtors are paying and intend to continue to pay undisputed post-petition liabilities in the ordinary course of business. In addition, the Debtors may reject certain pre-petition executory contracts and unexpired leases with respect to their operations with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases are treated as general unsecured claims.
Reorganization items, net incurred as a result of the Chapter 11 Cases presented separately in the accompanying statements of operations were as follows (in thousands):
	September 30, 2023	September 30, 2022
Professional fees and other bankruptcy related costs	$40,611	$3,801
Reorganization items, net	$40,611	$3,801
For the nine months ended September 30, 2023 and September 30, 2022, Celsius Mining incurred $40.6 million and $3.8 million, respectively, of charges primarily for professional fees, all of which are unpaid as of September 30, 2023, and recorded in other payables to related parties in the accompanying balance sheets. Celsius Mining has incurred and will continue to incur costs associated with the reorganization, including professional and consulting fees. Costs incurred since the Petition date associated with the Chapter 11 Cases have been recorded as Reorganization items, net in the accompanying statements of operations for the nine months ended September 30, 2023.
The accompanying balance sheets as of September 30, 2023 include amounts classified as liabilities subject to compromise, which represent liabilities Celsius Mining anticipates will be allowed as claims in the Chapter 11 Cases. These amounts represent Celsius Mining’s current estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases, and may differ from actual future settlement amounts paid. Differences between liabilities estimated and claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. Celsius Mining will continue to evaluate these liabilities throughout the Chapter 11 process and adjust amounts as necessary. Such adjustments may be material.

Liabilities subject to compromise consisted of the following (in thousands):
	September 30, 2023	December 31, 2022
Accounts payable	$3,829	$3,780
Other payables to related parties	129,337	78,318
Lease liability	247	270
Loan payable to related parties	644,049	644,049
Total liabilities subject to compromise	$777,462	$726,417
These amounts represent Celsius Mining’s current estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases and may differ from actual future settlement amounts paid. Differences between liabilities estimated and claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process.
The ultimate value at which liabilities will be settled cannot be made until the reorganization becomes effective. The amounts of pre-petition liabilities will continue to be evaluated and adjusted by Celsius Mining. Such adjustments may be material. Any additional liabilities that are subject to compromise will be recognized accordingly, and the aggregate amount of liabilities subject to compromise may change.
Note 5.   Concentrations
Celsius Mining only mined BTC for the nine months ended September 30, 2023 and September 30, 2022. Therefore, 100% of Celsius Mining’s mining revenue is related to one cryptocurrency. Celsius Mining had two mining pool operators during the nine months ended September 30, 2023 and September 30, 2022. All revenue, or $73.9 million and $120.6 million for the nine months ended September 30, 2023 and September 30, 2022, respectively, was related to one mining pool operator; however, Celsius Mining retains a back-up mining pool operator.
Note 6.   Cryptocurrencies
The following table presents the carrying amount of BTC as of September 30, 2023 (in thousands):
	September 30, 2023	December 31, 2022
Beginning balance	$1,955	$7,334
Mining revenues	73,728	146,668
Consideration paid to hosting providers	(2,213)	—
Realized gain on BTC derivatives	—	4,337
Carrying value of BTC disposed(1)	(65,205)	(135,100)
Impairment of BTC	(4,653)	(21,284)
Ending balance	$3,612	$1,955

(1)
Disposal is defined as the sale of BTC, loan repayments or operating expenses paid using BTC.

For the nine months ended September 30, 2023, Celsius Mining had $73.7 million in mining revenues and recorded a $6.0 million realized gain related to disposition of BTC. For the nine months ended September 30, 2022, Celsius Mining had $120.6 million in mining revenues and recorded a $10.6 million realized gain related to the disposition of BTC. During the nine months ended September 30, 2023, and September 30, 2022, Celsius Mining recorded impairment on its BTC holdings of $4.7 million and $20.0 million, respectively.

The following table presents the carrying amount of Tether USDt (“USDT”), as of September 30, 2023 and December 31, 2022 (in thousands):
	September 30, 2023	December 31, 2022
Beginning balance	$440	$—
USDT received(1)	—	1,785
USDT disbursed(1)	440	(1,345)
Ending balance	$—	$440

(1)
Transaction related to USDT received for sale of Miners

Celsius Mining received 1.8 million of USDT on June 28, 2022. Subsequently Celsius Mining sold 1.4 million USDT on June 29, 2022. Celsius Mining had 0.4 million USDT as of December 31, 2022, which was subsequently disposed of in September 2023.
Revenue share agreements
In 2023, Celsius Mining entered into revenue share agreements with four counterparties which are detailed below.
Master Colocation Services Agreement with Global[X]Digital, LLC
On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global[X]Digital, LLC (“GXD”) to host approximately 17,000 miners at GXD’s Oklahoma City facility. The initial term for the agreement is three years, with the term automatically renewing for six months unless either party provides written notice, without cause, at least ninety days prior to the expiration of the term. On July 6, 2023 Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months with an option for Celsius Mining to extend the term for a further 18 months. Within the terms of the agreement, Celsius Mining is principally responsible for delivery of the service to the customer (pool operator). As such, Celsius Mining records the mining revenue received in BTC at the gross amount daily. Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses from GDX within cost of revenue monthly.
Hosting Services Agreement with Montana OP, LLC
On April 1, 2023, Celsius Mining entered into a hosting services agreement with Montana OP, LLC (“Montana OP”) to host its miners and shall make available up to 45 megawatts (“MW”) of energy capacity at Montana OP’s Hardin facility. The initial term is for three years. Subsequently, on October 6, 2023, Montana OP terminated the hosting services agreement and a settlement between both parties was agreed to on October 16, 2023 pursuant to which Montana OP shall apply $0.3 million of deposits received from Celsius Mining to satisfy the remaining outstanding invoices and remit the remaining deposits, $2.2 million, to Celsius Mining. Within the terms of the agreement, Celsius Mining is principally responsible for delivery of the service to the customer (pool operator). As such, Celsius Mining records the mining revenue received in BTC at the gross amount daily. Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses from Montana OP within cost of revenue monthly.
Hosting Services Agreement with EZ Blockchain Services, LLC
On June 2, 2023, Celsius Mining entered into a term sheet for hosting services with EZ Blockchain Services, LLC (“EZB”) to host its miners and shall make available 32 MW of energy capacity at EZB’s Georgia facility. The initial term is for eighteen months with interim hosting services provided until execution of a definitive agreement. Celsius Mining and EZB entered into a definitive Hosting Agreement pursuant to the term sheet effective as of December 21, 2023. The term may be extended for each day of curtailment up to a maximum contract length of twenty-one (21) months, which is three months of curtailment. Within the June 2, 2023 term sheet, EZB is principally responsible for delivery of the service to the customer (pool operator). As such, Celsius Mining recognizes its share of mining revenue received on a net basis. Net mining revenues are considered constrained until month-end when it becomes probable that a significant reversal of revenues shall not occur. All consideration to which Celsius Mining is entitled under its hosting services agreements is in the form of cash.
Hosting Services Agreement with USMIO Alpha LLC
On August 8, 2023, Celsius Mining entered into a hosting services agreement with USMIO Alpha LLC (“Alpha”), under which Alpha will host at least 8,500 miners on behalf of Celsius Mining. The initial term is for twelve months, provided that the Plan is confirmed by the US Bankruptcy Court for the Southern District of New York within twelve months of August 8, 2023. The term shall be automatically extended for four consecutive one-year terms unless Celsius Mining elects to not renew the hosting services agreements within ninety days of the end of the term. Within the terms of the agreement, Celsius Mining is principally responsible for delivery of the service to the customer (pool operator). As such, Celsius Mining recognizes its share of mining revenue received on a gross basis; Celsius Mining records the mining revenue received in BTC at the gross amount daily. Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses from Alpha within cost of revenue monthly.
Note 7.   Property and equipment, net
Property and equipment consisted of the following as of September 30, 2023 and December 31, 2022 (in thousands):
	September 30, 2023	December 31, 2022
Mining equipment	$190,739	$144,677
Machinery and facility equipment	55,692	32,520
Computer equipment	35	27
Construction in progress	23,998	38,356
Total cost of property and equipment, net of impairment	270,464	215,580
Less accumulated depreciation(1)	47,800	—
Property and equipment, net	$222,664	$215,580

(1)
See Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for methodology on calculations.

During the year ended December 31, 2022, there were several factors that indicated an impairment triggering based on the impairment indicators discussed in Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements. Celsius Mining determined there has been a significant decrease in the market price of the mining equipment, which was driven by a decline in the price of BTC. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors; and peers filing for bankruptcy.
Testing performed indicated the estimated fair value of Celsius Mining’s miners and other assets (e.g., machinery and equipment and construction in progress) to be less than their net carrying value as of December 31, 2022, and an impairment charge of $327.3 million was recognized, reducing the net carrying value of Celsius Mining’s miners and other assets to their estimated fair value; such estimate represents a non-recurring level 3 fair value measurement. Celsius Mining did not incur any impairment charges for its property and equipment during the nine months ended September 30, 2023, given that no impairment indicators were identified during the period. During the nine months ended September 30, 2022, $128.5 million of impairment was recognized, reducing the net carrying value of Celsius Mining’s miners and other assets to their estimated fair value; such estimate represented a non-recurring level 3 fair value measurement. Refer to Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information related to fair value measurements.
Celsius Mining incurred depreciation expense for its property and equipment of $47.8 million and $38.5 million for the nine months ended September 30, 2023 and 2022, respectively. Celsius Mining recorded sales and use tax expense of $3.4 million for the period ending September 30, 2023, resulting from the transfer of previously deployed miners. During the period ended September 30, 2022, Celsius Mining recorded no sales and use tax expense; all sales and use taxes during the period were capitalized into property and equipment. The sales and use tax for the period ending September 30, 2023 is included in the general and administrative fees in the statements of operations.
Mining equipment
The miners use ASIC chips designed around the 256-bit secure hashing algorithm (SHA-256) used by the BTC blockchain and the primary cryptocurrency Celsius Mining seeks to mine is BTC. Celsius Mining generates a significant portion of its revenue through its cryptocurrency mining operation. Celsius Mining sells BTC from time to time for funding other business initiatives, funding operations, or for other corporate uses.
Celsius Mining operated various models of the AntMiner S19 & S19 PRO, a series of miners manufactured by Bitmain Technologies Limited (“Bitmain”) as well as various models of M30S, a series of miners manufactured by Inchigle Technology Hongkong Limited (“MicroBT”).
On June 23, 2022, Celsius Mining entered into an agreement to sell 6,336 miners to Touzi Capital, LLC (“Touzi”) for a total of $17.3 million. Of the $17.3 million sale price, $15.0 million was received in cash, $1.8 million was received in USDT and $0.5 million was received in USDC in June of 2022. Of the 6,336 miners sold, 3,240 were received by Touzi in June of 2022 and the remaining were received by Touzi in July of 2022. Celsius Mining recognized a loss on the sale of $21.7 million for the nine months ended September 30, 2022. On January 11, 2023, Celsius Mining entered into an additional agreement with Touzi to sell 2,490 miners for a total of $1.2 million. Celsius Mining recognized a gain on the sale of $2.1 million for the nine months ended September 30, 2023.
Bitmain coupons
During the twelve months ended December 31, 2022, Celsius Mining was issued coupons by Bitmain that provided Celsius Mining with discounts that Celsius Mining could redeem through the purchase of additional miners from Bitmain prior to the expiration date of the coupons (between March and July 2023). Since there was no intention to utilize the coupons prior to the expiration dates, these were sold to third-parties for $4.5 million during the nine months ended September 30, 2023.
Note 8.   Deposits on miners
The following table presents the carrying amount of deposits on miners as of September 30, 2023 and December 31, 2022 (in thousands):
	September 30, 2023	December 31, 2022
Beginning balance	$44,060	$346,535
Deposits made to suppliers for miners	—	160,747
Miners received from suppliers	(44,060)	(463,222)
Ending balance	$—	$44,060
Note 9.   Derivatives
Mothership Incubator Texas Rep Power Agreement
On October 31, 2022, Celsius Mining and Mothership Incubator Texas REP 2, LLC (“MI Texas”) entered into a power purchase agreement (“MI Texas Rep Power Agreement”); a fixed amount of electric power is supplied to the midland sites in Texas at a fixed price for a term of six months, subject to certain early termination exemptions. Commencing from November 1, 2022, and prior to the receipt of interconnection approval from the Electric Reliability Council of Texas (“ERCOT”), MI Texas initiated the sale of the scheduled energy in the ERCOT market under the take-or-pay framework outlined in the MI Texas Rep

Power Agreement and agreed upon ramp-up schedule between MI Texas and Celsius Mining. On May 22, 2023, Celsius Mining and MI Texas entered into a new power purchase agreement for a fixed amount of electric power to be supplied to midland sites in Texas at a fixed price for a term of additional six months, which a portion of the agreement commenced on July 24, 2023 while the remaining is scheduled to commence on January 1, 2024.
Due to ERCOT’s allowance for net settlement, the management of Celsius Mining determined that the MI Texas Rep Agreement met the definition of a derivative under ASC 815 — “Derivative and Hedging”. Because Celsius Mining has the ability to sell its electricity in the ERCOT market rather than take physical delivery, Celsius Mining believes that the usual scope exception for normal purchases and sales would not be applicable for MI Texas Rep Power Agreement. As a result, the MI Texas Rep Power Agreement is recorded at an estimated fair value each reporting period in the balance sheet and any changes in the fair value will be recorded in other expenses in the statements of operations.
Depending on the current spot market price of electricity, Celsius Mining may opportunistically sell electricity in the ERCOT market in exchange for cash payments instead of utilizing the power for BTC mining at the midland sites during peak periods in order to efficiently manage the operating costs of Celsius Mining. Celsius Mining acknowledges the potential for the recognition of unrealized gains or losses, which is contingent upon the prevailing spot market price of electricity. In instances where the present spot market price descends below the predetermined price, an unrealized loss will be recognized. Conversely, a corresponding unrealized gain will be recognized in cases where the present spot market exceeds the predetermined price.
Prior to commencing BTC mining at the midland sites in Texas, Celsius Mining did not make any electricity sales during the nine months ended September 30, 2023. Celsius Mining initiated BTC mining at the midland sites in Texas on November 1, 2022, and subsequent to this date, the costs covered under the MI Texas Rep Power Agreement are recorded in cost of revenue in Celsius Mining’s statements of operations. As of December 31, 2022, an unrealized loss of $1.5 million was offset against the prepaid expense, as the spot market price surpassed the predetermined price. As of September 30, 2023, Celsius Mining recorded an unrealized gain of $0.5 million, which was also offset against the prepaid expense in accordance with ASC 210-20-45-1, in the accompanying balance sheet, which is reflected as a $2 million change in unrealized gain on the statements of operations for the nine months ended September 30, 2023. As of September 30, 2022, Celsius Mining did not record an unrealized gain or loss as the Company entered into the MI Texas Rep Power Agreement subsequent to the nine-month period ending.
BTC Put / Call options
During the nine months ended September 30, 2022, Celsius Mining entered into nonrecurring option positions, both call and put options, for a premium to secure the right to either purchase or sell crypto assets at a designated future date. The options activities occurred solely over a span of six months and all positions were closed out by end of June 2022, and Celsius Mining has not initiated any additional positions since then. Celsius Mining recorded a realized gain of $4.3 million as part of the activity in other expenses (income), net in the statements of operations.
Note 10.   Fair Value Measurements
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a recurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):
	Fair value measured as of September 30, 2023
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents	$41,309	$41,309	$—	$—
Prepaid expenses – derivative asset(1)	$492	$—	$492	$—

	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents	$38,603	$38,603	$—	$—
Prepaid expenses – derivative liability(1)	$(1,471)	$—	$(1,471)	$—

(1)
Refer to Note 9 — Derivatives for additional information

Level 2 asset
On May 22, 2023, Celsius Mining recognized the derivative asset against prepaid expenses on its balance sheets, related to the MI Texas Rep Power Agreement, when both the quantity of electricity demand was known and penalties for nonperformance under the MI Texas Rep Power Agreement became enforceable. Subsequent changes in fair value are recorded in other expenses in the statements of operations. The MI Texas Rep Power Agreement was not designated as a hedging instrument. To establish fair value for energy derivatives, Celsius Mining used quoted market prices and forward price curves to estimate the fair value of energy derivative instruments included in Level 2. Energy derivative valuations are performed using market quotes, adjusted for periods in between quotable periods. Unrealized gain associated with the derivative asset within the Level 2 category includes changes in fair value that were attributable to amendments to the MI Texas Rep Power Agreement, as well as changes to the quoted forward electricity rates.
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a nonrecurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):
	Fair value measured as of September 30, 2023
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies, net	$3,612	$3,612	$—	$—
	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies, net	$2,395	$2,395	$—	$—
Cryptocurrencies fair value
In determining the fair value of its cryptocurrencies, Celsius Mining uses quoted prices as determined by its principal market. Refer to Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information.
Note 11.   Related Party Transactions
A. Loans Payable to Related Parties
Revolving Credit Agreement — $750 million
On November 1, 2020, Celsius Network Ltd and Celsius Mining entered into a revolving credit agreement (the “$750.0 million Revolving Credit Agreement”). The initial term of the agreement allows Celsius Mining to receive loans in an aggregate principal amount of up to $750.0 million for the sole purpose of the acquisition and use of mining equipment or fund the operations to the extent agreed (the “$750.0 million Facility”). Pursuant to this agreement, the loan is repayable on demand with no collateral required, and interest accrues based on an agreed upon rate between the involved parties. Celsius Mining has the option to either pay the interest quarterly or paid in-kind by adding the accrued interest to the principal of the loans.

As of September 30, 2023, and December 31, 2022, the total outstanding loan payable amount under the revolving credit agreement detailed below was $644.0 million and $644.0 million, respectively. Moreover, during the nine months ended September 30, 2023 and September 30, 2022, Celsius Mining incurred total interest expense amount of $0 and $32.2 million, respectively, in relation to the aforementioned revolving credit agreement loan.
During the nine months ended September 30, 2023, and year ended December 31, 2022, Celsius Mining received funds totaling approximately $0 and $280.5 million, respectively, with an annual interest rate of 12%, compounded monthly.
The following table presents changes in the balance of the $750.0 million Revolving Credit Agreement (amounts in thousands):
	September 30, 2023	December 31, 2022
Beginning balance	$644,049	$381,092
Amount borrowed(1)	—	280,462
Repayments(1)	—	(49,696)
Interest incurred(1)(2)	—	32,191
Ending balance(1)(3)	$644,049	$644,049

(1)
Celsius Mining halted all credit draws and repayments while interest incurred was paused due to the Chapter 11 bankruptcy filed on July 13, 2022.

(2)
Contractual interest expense on the $750M Revolving Credit Agreement totaled $63.6 million for the nine months ended September 30, 2023, which is in excess of the $0 included in interest expense on the statements of operations because Celsius Mining discontinued accruing interest on the Petition Date in accordance with the terms of the Plan and ASC Topic 852.

(3)
Total loans payable to related parties was reclassified as liabilities subject to compromise per ASC 852 guidance.

Letter Agreement in respect of Revolving Credit Agreements
Pursuant to a letter agreement dated May 7, 2022 in support of the status as a going concern, Celsius Network Limited agreed that (i) prior to July 1, 2023, it will not call or demand repayment of liabilities principal amount of loans extended under the Bitcoin Facility or the $750.0 million Facility, (ii) prior to July 1, 2023, it will not call or demand repayment of the principal amount of any additional loans extended to us from September 30, 2021 to July 1, 2023, and (iii) until July 1, 2023, it waives any acceleration rights under such loans. Nevertheless, the excess funding derived from the mining operations in the fiscal year 2022 positioned Celsius Mining to execute a portion of the repayments, despite such action was not obligatory. Refer to the table within the “Revolving Credit Agreement — $750 million” section above for further details.
B. Other Payables to Related Parties
Celsius Mining recorded related party payable of approximately $129.3 million and $78.3 million as of September 30, 2023 and December 31, 2022, respectively, which represents expenses incurred for key management personnel and entities over which they have control or significant influence.
The following summarizes the breakdown of related party payables (in thousands):
	September 30, 2023	December 31, 2022
Celsius Network Ltd. (UK)	$106,245	$55,242
Celsius Network Inc.	843	843
Celsius Network Ltd. (ISR)	713	712
Celsius Network LLC	298	298
Celsius US Holding LLC	21,238	21,223
Ending balance(1)	$129,337	$78,318

(1)
Total other payables to related parties were reclassified as liabilities subject to compromise per ASC 852 guidance.

Note 12.   Income Taxes
Celsius Mining is a single-member limited liability company that is disregarded for U.S. federal and state income tax purposes and therefore is not subject to income tax. Celsius Mining’s unaudited financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 as if Celsius Mining were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Federal and state and local income taxes are paid to the parent company based upon the current income taxes computed by Celsius Mining under this method.
As of September 30, 2023 and December 31, 2022, Celsius Mining maintains taxes payable to the parent company of $20.9 million which are included in “Liabilities subject to compromise” in the balance sheets.
The income tax expense and effective income tax rate for the nine months ended September 30, 2023 and 2022 were as follows (in thousands):
	September 30, 2023	September 30, 2022
Income tax expense	$16	$2,654
Effective income tax rate	(0.02)%	(1.27)%
For the nine months ended September 30, 2023, Celsius Mining recorded $16.0 thousand of income tax expense. Celsius Mining’s nine month effective income tax rate is (0.02)%, compared to the U.S. federal statutory rate of 21.00% due to its full valuation allowance. Based on a cumulative history of GAAP and taxable losses, Celsius Mining has recorded a valuation allowance against its deferred tax assets except to the extent they are utilizable against reversing deferred tax liabilities.
For the nine months ended September 30, 2022, Celsius Mining recorded $2.7 million of income tax expense. Celsius Mining’s nine month effective income tax rate is (1.27)%, compared to the U.S. federal statutory rate of 21.00% due to the origination of a full valuation allowance in the second quarter of 2022.
Note 13.   Commitments and Contingencies
Commitments
Core Scientific settlement
On September 28, 2022, the Debtors filed a motion in response to what the Debtors believed was Core Scientific, Inc.’s (“Core Scientific”) willful violations of the automatic stay in connection with certain contractual obligations owed to the Debtors. Core Scientific disputed such claims, countering that Core Scientific and they did not violate the automatic stay. Subsequently, Core Scientific and its debtor affiliates filed their own Chapter 11 petitions in the Bankruptcy Court for the Southern District of Texas on December 21, 2022. During the Core Scientific bankruptcy proceedings, Core Scientific sought to reject the master service agreements with Celsius Mining. On January 4, 2023, the Bankruptcy Court of the Southern District of Texas approved the rejection and the process of transitioning miners back to the Debtors. The Debtors have worked with Core Scientific to coordinate the transition and return of the Debtors’ miners. As of the date of this filing, the Debtors have received approximately 38,000 miners from Core Scientific. On April 14, 2023, the Debtors filed a claim in the Core Scientific bankruptcy for approximately $312.3 million and additional unliquidated amounts citing unpaid dues.
On September 14, 2023, Core Scientific and the Debtors reached a tentative $45 million settlement inclusive of a full and final resolution of the Debtor’s claims valued at $31 million of which is made up of prepaid hosting services, all other open claims and the remaining cash paid by the Debtors to Core Scientific of $14 million. In exchange, Core Scientific will sell an approximately 136-acre Texas mining site (the “Cedarvale Site”) to the Debtors and release all claims against the Debtors. The settlement is pending approval from both Core Scientific’s and the Debtors’ bankruptcy courts in the Southern District of Texas and Southern District of New York, respectively. The settlement was executed, following approval by both Core Scientific’s and the Debtors’ bankruptcy courts in the Southern District of Texas and Southern District of New York, by both parties on November 2, 2023.
On December 17, 2023, the Debtors engaged Hut 8 to manage the development of 215MWs of bitcoin mining capacity at the Cedarvale Site. Capital expenditure and work to develop the Cedarvale Site have commenced.
Contingencies
Celsius Mining is subject to legal proceedings arising in the ordinary course of business. Celsius Mining accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect Celsius Mining’s business, cash flows, results of operations, financial condition, and prospects. Unless otherwise indicated, Celsius Mining is unable to estimate reasonably possible losses in excess of any amounts accrued.
Chapter 11 Cases
On July 13, 2022, Celsius Mining and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Chapter 11 Cases are being jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. For detailed discussion on the Chapter 11 Cases, refer to previous Notes.
Supplier Dispute
Between July and December 2022, Celsius Mining received components that were considered faulty and required substantial repairs. Celsius Mining is currently disputing the faulty components with the supplier and recoverability is unknown at this time.
State of New York Civil Lawsuit
On January 5, 2023, The New York Attorney General filed a civil lawsuit against the co-founder, Alex Mashinsky, of Celsius Mining for allegedly defrauding investors who made deposits onto, Celsius Mining’s parent, Celsius Network Inc.’s platform. The lawsuit against Alex Mashinsky alleges he made false and misleading statements to encourage investors to place billions of dollars in digital assets with Celsius Network Inc. The New York Attorney General is seeking damages, restitution, and disgorgement. In addition, she is seeking to ban Mashinsky from doing business in New York or serving as an officer or director of a company. Because this litigation is not at mature stage, Celsius Mining cannot reasonably estimate the likelihood of an unfavorable outcome or the magnitude of such an outcome, if any.
Signature Bank Closure
On March 12, 2023, Signature Bank was closed by its state chartering authority, the New York State Department of Financial Services. On that same date the FDIC was appointed as receiver and transferred all the deposits and substantially all of the assets of Signature Bank to Signature Bridge Bank, N.A., a full-service bank that is operated by the FDIC. Celsius Mining automatically became a customer of Signature Bridge Bank, N.A. as part of this action. Celsius Mining held approximately $36.7 million cash deposits at Signature Bridge Bank, N.A. as of March 12, 2023. Normal banking activities resumed on March 13, 2023, and Celsius Mining did not incur any losses as a result of the closure. On March 19, 2023, Signature Bridge Bank N.A. was acquired by New York Community Bancorp Inc., which is the parent of Celsius Mining’s current banking partner, Flagship Bank, N.A.
Official Committee of Unsecured Creditors Class Action Litigation
On April 28, 2023, the Official Committee filed a class claim asserting on behalf of all account holders who were allegedly harmed by Debtors in the United Stated Bankruptcy Court in the Southern District of

New York. The parties reached a settlement on July 20, 2023, regarding the resolution of the class claim and the treatment of retail borrower deposit claims, among other matters (the “Class Claim Settlement”). The Class Claim Settlement will (i) increase account holders’ recovery of their claims, (ii) significantly reduce the time and costs the Debtors and the Official Committee would otherwise have to spend on litigation, (iii) streamline the claim reconciliation process for the more than 30,000 claims totaling over $78.2 billion that have been filed against the Debtors, (iv) allow the Debtors to promptly commence distribution to account holders, and (v) provide all Account Holders who wish to pursue non-contract claims on their own the flexibility to opt out.
As of the date of the filing of the unaudited financial statements, the Class Claim Settlement motion is pending before the Bankruptcy Court. Because this litigation is not at mature stage, Celsius Mining cannot reasonably estimate the likelihood of an unfavorable outcome or the magnitude of such an outcome, if any.
Federal Trade Commission Fine
On July 13, 2023, the FTC announced a settlement that will permanently ban Celsius Network from handling consumers’ assets and charged three former executives with deceiving consumers into transferring cryptocurrencies onto the platform by falsely promising that deposits would be safe and always available. As a result, a judgement was made in the United Stated Bankruptcy Court in the Southern District of New York for the amount of $4.7 billion in favor of the Federal Trade Commission against Celsius Network Inc., Celsius Network LLC, Celsius Networks Lending LLC, Celsius Lending LLC, Celsius KeyFi LLC, Celsius Mining LLC, and Celsius US LLC, jointly and severally, as monetary relief.
Securities and Exchange Commission Litigation
On July 13, 2023, the Securities and Exchange Commission charged Celsius Mining’s parent, Celsius Network Limited and its founder and former CEO, Alex Mashinsky, for violating registration and anti-fraud provisions of the federal securities laws, including by failing to register the offers and sales of Celsius Network Limited’s crypto lending product, the Earn Interest Program; making false and misleading statements to investors of the Earn Interest Program and crypto asset security, CEL; and engaging in market manipulation as it relates to CEL.
Commodity Futures Trading Commission Complaint
On July 13, 2023, the Commodity Futures Trading Commission filed a complaint in the U.S. District Court for the Southern District of New York against Alexander Mashinsky, Celsius Mining’s founder, and Celsius Network, LLC, an affiliate of Celsius Mining. The complaint charges the defendants with fraud and material misrepresentations in connection with the operation of its digital asset-based finance platform, which allegedly falsely touted high profits and security to induce customers to deposit their digital asset commodities on the platform.
U.S Department of Justice Indictment
On July 13, 2023, U.S. prosecutors unsealed an indictment against Alexander Mashinsky, the founder and former CEO of Celsius Mining charging him with securities fraud, commodities fraud, and wire fraud. The U.S. Department of Justice alleges that Mashinsky defrauded customers by misleading them about Celsius Mining’s operations, specifically related to Celsius Mining’s success and profitability, along with the investments that ultimately made by utilizing customer funds. The indictment further charges Mashinsky and Roni Cohen-Pavon, former Chief Revenue Officer of Celsius Mining, with conspiracy, securities fraud, market manipulation, and wire fraud. These additional charges stem from the alleged manipulation of the price of CEL token.
Mawson Infrastructure Group
On August 23, 2023, Celsius Mining’s Co-Location Agreement with Luna Squares LLC (“Luna”), a subsidiary of Mawson Infrastructure Group (“Mawson”), pursuant to which Luna hosted miners for Celsius Mining at Mawson’s Midland, PA hosting facility expired. Following expiration, Mawson failed to return Celsius Mining’s $15.3 Million deposit to Celsius Mining and Celsius Mining initiated a lawsuit against Luna and Mawson in the Bankruptcy Court to seek return of the amounts owed to it under the Co-Location Agreement and damages suffered by Celsius Mining due to breaches of the Co-Location Agreement by Luna.
On the basis of current information, Celsius Mining does not believe any material loss, if any, can be reasonably estimated from any claims, lawsuits and proceedings to which Celsius Mining is subject to either individually, or in the aggregate. Therefore, no contingent liabilities have been recorded by Celsius Mining as of September 30, 2023 in respect of the legal proceedings above.
Note 14.   Subsequent Events
Celsius Mining has completed an evaluation of all subsequent events after the Balance Sheet date up to January 22, 2024 the date that the unaudited financial statements were available to be issued. Except as described above, Celsius Mining has concluded no other subsequent events have occurred that require disclosure.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Celsius Mining, LLC (Debtor-in-Possession)
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Celsius Mining, LLC (Debtor-in-Possession) and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related statements of operations, changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the period from October 5, 2020 (inception) to December 31, 2020, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, and the period from October 5, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1, 2 and 4 to the financial statements, the Company filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code on July 13, 2022, which raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Notes 2 and 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2023.
/s/ RSM US LLP
Austin, Texas
January 26, 2024

Celsius Mining, LLC (Debtor-in-Possession)
Balance Sheets
(in thousands)
	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$38,603	$11,124
Cryptocurrencies, net	2,395	7,334
Prepaid expenses	14,214	802
Prepaid hosting services	26,678	16,901
Total current assets	81,890	36,161
Non-current assets
Deposits on miners	44,060	346,535
Property and equipment, net	215,580	82,615
Operating lease right-of-use asset	278	—
Deferred tax assets	—	2,638
Long term deposits	15,328	—
Other receivables	8,153	—
Other receivables from related parties	14	14
Total non-current assets	283,413	431,802
TOTAL ASSETS	$365,303	$467,963
LIABILITIES AND EQUITY
Current liabilities
Sales and use tax payable	15,657	—
Accrued expenses	2,562	920
Accounts payable	140	—
Other payables to related parties	—	29,327
Total current liabilities	18,359	30,247
Loans payable to related parties	—	381,092
Total liabilities not subject to compromise	18,359	411,339
Liabilities subject to compromise	726,417	—
TOTAL LIABILITIES	$744,776	$411,339
Commitments and contingencies (Note 13)
MEMBERS’ EQUITY(1)	(379,473)	56,624
TOTAL EQUITY (DEFICIT)	(379,473)	56,624
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$365,303	$467,963

(1)
100 units outstanding – no par value

See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statements of Operations
(in thousands except for units and per unit amounts)
	Year Ended December 31, 2022	Year Ended December 31, 2021	For the period from October 5, 2020 (inception) to December 31, 2020
Revenue:
Mining revenues	$146,668	$150,058	$—
Costs and operating expenses:
Cost of revenues (exclusive of depreciation)	68,306	26,083	—
Depreciation	62,193	13,361	—
General and administrative fees	31,508	12,024	470
Realized (gain) on cryptocurrency	(11,571)	(33,392)	—
Realized loss on asset sale	21,662	—	—
Impairment of cryptocurrency	21,284	18,325	—
Impairment of long-lived assets	327,332	—	—
Other operating expenses, net	1,039	89	—
Total costs and operating expenses	521,753	36,490	470
Operating income (loss)	(375,085)	113,568	(470)
Other income (expense):
Interest expense	(32,191)	(20,619)	(304)
Interest income	—	3,459	330
Realized gain on investments	—	2,917	—
Realized gain (loss) on derivatives	4,337	(24,038)	—
Unrealized loss on energy derivatives	(1,471)	—	—
Reorganization items, net	(29,028)	—	—
Other income (expense), net	(58,353)	(38,281)	26
Income (loss) before taxes	(433,438)	75,287	(444)
Provision (benefit) for income taxes	2,659	18,312	(93)
Net income (loss)	$(436,097)	$56,975	$(351)
Basic and diluted net income (loss) per unit	$(4,360,970)	$569,750	$(3,510)
Weighted-average number of units used in computing net income (loss) per unit, basic and diluted	100	100	100
See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statements of Changes in Equity (Deficit)
(in thousands)
Members’ Equity
Balance as of October 5, 2020 (inception)	$—
Net loss	(351)
Balance as of December 31, 2020	(351)
Net income	56,975
Balance as of December 31, 2021	56,624
Net loss	(436,097)
Balance as of December 31, 2022	$(379,473)
See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statement of Cash Flow
(in thousands)
	Year Ended December 31, 2022	Year Ended December 31, 2021	For the period from October 5, 2020 (inception) to December 31, 2020
Cash flows from operating activities (*):
Net income (loss)	$(436,097)	$56,975	$(351)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Mining revenue received in Bitcoin	(146,668)	(150,058)	—
Impairment of cryptocurrency	21,284	18,325	—
Realized gain on Bitcoin	(11,571)	(33,392)	—
Depreciation	62,193	13,361	—
Impairment of long-lived assets	327,332	—	—
Realized loss on asset sale	21,662	—	—
Unrealized loss on energy derivatives	1,471	—	—
Accrued interest income on financing lease receivable	—	(969)	—
Accrued interest expense on loans from related parties	32,191	15,911	—
Realized (gain) loss on derivatives	(4,337)	24,038	—
Operating expenses paid in cryptocurrency	—	3,239	—
Deferred income taxes	2,638	(2,544)	(93)
Changes in assets and liabilities:
Prepaid expenses	(14,883)	(802)	—
Prepaid hosting services	(9,777)	(16,901)	(127)
Operating lease right-of-use asset	14	—	—
Long term deposits	(15,328)	—	—
Other receivables	2,851	6,955	—
Lease liabilities	(22)	—	—
Sales and use tax payable	15,657	—	—
Accrued expenses	1,642	920	—
Accounts payable	5,745	—	—
Other payables to related parties	48,991	18,947	—
Net cash used in operating activities	(95,012)	(45,995)	(571)
Cash flows from investing activities:
Payments for deposit on miners	(170,496)	(218,279)	(27,421)
Purchases of property and equipment	(101,446)	(75,040)	—
Proceeds from sale of mining equipment	16,995	—	—
Purchase of mining equipment under finance lease	—	—	(10,113)
Proceeds from finance lease receivable	—	11,082	—
Proceeds from sale of cryptocurrency	146,673	—	—
Purchase of equity securities	—	(50,000)	—
Net cash used in investing activities	(108,274)	(332,237)	(37,534)
See Accompanying Notes to Financial Statements.

	Year Ended December 31, 2022	Year Ended December 31, 2021	For the period from October 5, 2020 (inception) to December 31, 2020
Cash flows from financing activities:
Borrowings under loans payable to related parties	230,765	389,356	38,105
Net cash provided by financing activities	230,765	389,356	38,105
Net increase in cash and cash equivalents	27,479	11,124	—
Cash and cash equivalents at the beginning of the period	11,124	—	—
Cash and cash equivalents at the end of the period	$38,603	$11,124	$—
Supplemental schedule of non-cash activities:
Non-cash recognition of new lease	292	—	—
Amount borrowed from related party for Bitcoin loan	—	(128,613)	—
Repayment in Bitcoin of Bitcoin loan from related party	—	(154,552)	—
Reclassification of deposits on miners to property and equipment	(459,288)	(10,727)	—
Payment received in USDT for asset disposal	(1,785)	—	—
Payment received in USDC for asset disposal	(480)	—	—
Reclassification of deposits on miners to other receivables	(11,004)	—	—
Increase of related party loan utilized for purchase of convertible debt investment	—	(54,000)	—
Related party purchase of convertible debt investment	—	54,000	—
Realized gain on investments	—	(2,917)	—
Accrued interest income on investment in convertible note	—	(2,026)	—
Related party interest expense incurred and assigned	—	4,708	—
Assignment of investments in securities for assumption of loans to related parties	—	114,236	—
Assignment of related party loan	—	(108,708)	—

(*)
There are no cash flows from cryptocurrencies included in cash flows from operating activities since the revenue recognized from earning cryptocurrencies is a noncash activity.

See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Notes to Financial Statements
Note 1.   Organization
Nature of operations and corporate information
Celsius Mining LLC (“Celsius Mining”) was incorporated on October 5, 2020, in Delaware, USA, with a registered address at 221 River Street, Hoboken, NJ 07030, USA. Celsius Mining is a wholly-owned subsidiary of Celsius US Holding LLC (the “Parent Company”). In November 2021, Celsius Mining changed its name from Celsius Core LLC to its present name. Celsius Mining operates a cryptocurrency mining operation utilizing specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin (“BTC”) blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards.
Bankruptcy Petitions
On July 13, 2022 (“Petition Date”), the Parent Company and certain of its subsidiaries, including Celsius Mining LLC (“the Debtor”), (collectively the “Debtors”) each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases are jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining will continue to operate its business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. For detailed discussion about the Chapter 11 Cases, refer to Note 4 — Chapter 11 Filing and Other Related Matters.
Note 2.   Liquidity and Ability to Continue as a Going Concern
The financial statements have been prepared assuming Celsius Mining will continue as a going concern. The cryptocurrency mining industry is a highly volatile market with significant inherent risk. A significant decline in the market prices of cryptocurrencies, an increase in the difficulty of cryptocurrency mining, changes in the regulatory environment and adverse changes in other inherent risks have negatively impacted Celsius Mining’s operations. For the year ended December 31, 2022, Celsius Mining generated a net loss of $436.1 million. Celsius Mining had cash and cash equivalents of $38.6 million as of December 31 2022 compared to $11.1 million as of December 31, 2021. Celsius Mining had an accumulated deficit of $379.5 million as of December 31, 2022. Celsius Mining has in large part relied on debt financing to fund its operations. The loans payable to related parties increased from $381.1 million as of December 31, 2021 to $644.0 million as of December 31, 2022, refer to Note 12 — Related Party Transactions. Celsius Mining only made repayments in Q1 and Q2 of 2022 for the aggregate amount of $49.7 million.
As a result of Celsius Mining’s voluntary filing of the Chapter 11 on July 13, 2022, Celsius Mining is operating as a debtor-in-possession pursuant to the authority granted under Chapter 11 of the Bankruptcy Code. Pursuant to the Chapter 11 Cases, Celsius Mining intends to restructure the balance sheet and reduce overall indebtedness. Additionally, as a debtor-in-possession, certain activities are subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business. While creditors and the Bankruptcy Court have approved the Plan, there can be no guarantee Celsius Mining will successfully emerge from its Chapter 11 process or that the Plan will be successful.
Celsius Mining’s ability to continue as a going concern is contingent upon implementing the successful restructuring of certain assets of Celsius Mining, pursuant to the Plan (as defined in Note 4 herein) for Celsius Network, LLC and its debtor affiliates and successfully emerging from the Chapter 11 Cases which will allow Celsius Mining to generate sufficient liquidity from the restructuring to meet its obligations and operating needs. As a result of risks and uncertainties related to (i) Celsius Mining’s ability to successfully consummate the Plan and emerge from the Chapter 11 Cases, and (ii) the effects of disruption from the Chapter 11 Cases making it more difficult to maintain business, financing and operational relationships; substantial doubt exists, in accordance with ASC 205-40, regarding its ability to continue as a going concern. For detailed discussion about the Chapter 11 Cases and the Plan, refer to Note 4 — Chapter 11 Filing and Other Related Matters.
Note 3.   Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Basis of preparation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).
The financial statements include assets, liabilities, revenues, and expenses directly identifiable to Celsius Mining, as well as indirect costs that are attributable to Celsius Mining. Indirect costs are the costs of support functions that provided on a centralized basis by Celsius Network Ltd and its affiliates, which include, but are not limited to, professional fees, equipment, facilities, taxes, and other administrative functions. Indirect costs have been allocated to Celsius Mining for the purposes of preparing its financial statements based on a proportional cost allocation method, primarily revenues, gross profits, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by Celsius Mining during the periods presented. Celsius Mining considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if it operated on a standalone basis.
Significant accounting policies followed by Celsius Mining in the preparation of the accompanying financial statements are summarized below.
Bankruptcy Accounting
The financial statements included herein have been prepared as if Celsius Mining were a going concern and reflect the application of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, (“ASC”) Topic 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net” on the statements of operations. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as “liabilities subject to compromise” on the balance sheet as of December 31, 2022. These liabilities are reported at the amounts expected to be allowed as claims by the Bankruptcy Court.
The accompanying financial statements do not purport to reflect or provide for the consequences of the Chapter 11 proceedings. In particular, the financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of prepetition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on equity accounts of any changes that may be made to capitalization; or (iv) the effect on operations of any changes that may be made to Celsius Mining’s business.
Debtors in Possession
As discussed in Note 1 — Organization, Celsius Mining and certain of its affiliates filed for voluntary relief under Chapter 11 of the Bankruptcy Code. As debtors-in-possession, Celsius Mining continues to operate as an ongoing business but may not participate in transactions outside the ordinary course of business without receiving approval from the Bankruptcy Court. Pursuant to certain motions and applications intended to limit the disruption of the bankruptcy proceedings on our motions filed with the Bankruptcy Court, the Bankruptcy Court has authorized Celsius Mining to conduct business activities in the ordinary course, including, paying vendors and suppliers in the ordinary course for certain goods and services.
Expenses and Liabilities
Expenses (such as professional fees, realized gains and losses, provisions for losses) that can be directly associated with the reorganization must be reported separately as Reorganization items, net in the statements of operations beginning July 13, 2022, the date of filing of the Chapter 11 Cases.

Liabilities that may be affected by the reorganization must be reported as liabilities subject to compromise at the appropriate expected amount to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the Plan or negotiations with creditors. Liabilities subject to compromise represent liabilities Celsius Mining anticipates will be allowed as claims in the Chapter 11 Cases. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determinations of secured status of certain claims, the values of any collateral securing such claims, or other events. Any subsequent or resulting changes in classification will be reflected in subsequent financial statements. If there is uncertainty about whether a secured claim is undersecured, or will be impaired under the Plan, the entire amount of the claim is included with prepetition claims in liabilities subject to compromise.
Use of estimates
The preparation of Celsius Mining’s financial statements in conformity with US GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to impairment of cryptocurrencies and long-lived assets, and income taxes.
Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of acquisition. As of December 31, 2022 and 2021, Celsius Mining had no cash equivalents. Celsius Mining had $38.6 million and $11.1 million in cash as of December 31, 2022 and 2021, respectively.
Concentrations of credit risk
Financial instruments that potentially subject Celsius Mining to significant concentrations of credit risk consist primarily of cash and cash equivalents. Periodically, Celsius Mining maintains deposits in financial institutions in excess of government insured limits. Management believes that Celsius Mining is not exposed to significant credit risk as Celsius Mining’s deposits are held at financial institutions that management believes to be of high credit quality. Celsius Mining has not experienced any losses on these deposits.
Fair value measurements
Celsius Mining’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurement which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:
•
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.
•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on Celsius Mining’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of Celsius Mining’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to Celsius Mining.
USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer.
Celsius Mining determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for Bitcoin (“BTC”). In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, Celsius Mining estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets.
Refer to Note 11 — Fair Value Measurements for further information regarding the fair value measurements.
Cryptocurrencies, net
Cryptocurrencies held by Celsius Mining includes BTC and Tether USDt (“USDT”), which are both classified as current assets in the accompanying balance sheets due to Celsius Mining’s ability to sell it in a highly liquid marketplace and its intent to liquidate its cryptocurrencies to support operations or for treasury management when needed.
Cryptocurrencies received by Celsius Mining through its mining activities are accounted for in connection with Celsius Mining’s revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life, in accordance with ASC 350, Intangibles — Goodwill and Other. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
Celsius Mining measures cryptocurrencies for impairment on a daily basis, determining the fair value of its cryptocurrencies by using the lowest intra-day price as determined by Celsius Mining’s principal market. Celsius Mining recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset and is reflected in cryptocurrencies, net in Celsius Mining’s balance sheets. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying statements of cash flows and any realized gains or losses from such sales are included in operating income (loss) in the statements of operations. Celsius Mining’s policy is to account for gains or losses on sale of cryptocurrencies, in accordance with the first in first out method of accounting. Refer to Note 6 — Cryptocurrencies for further information.
Property and equipment
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Construction in progress is not depreciated until the work is completed and the assets are placed in service. Costs of maintenance, repairs and minor replacements are expensed when incurred. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from Celsius Mining’s balance sheets with the resulting gain or loss, if any, reflected in Celsius Mining’s statements of operations.
The estimated useful lives of the assets are as follows:
Years	Asset
3	Mining equipment
3	Computer equipment
5 – 7	Machinery and facility equipment(1)

(1)
Machinery and facility equipment primarily includes containers, electrical parts, cables, transformers, and buildings.

Mining equipment sales
Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration to which Celsius Mining is entitled is in the form of cash, USDC and USDT. Celsius Mining does not consider the mining equipment sales as its normal course of business, nor the buyers of the equipment are considered as customers within the scope of ASC 606. However, ASC 610-20, Other Income — Gains and Losses from Derecognition of Nonfinancial Assets (“ASC 610-20”), indicates that certain guidance in ASC 606 shall be applied to determine whether (and when) to derecognize the asset. As such, Celsius Mining recognizes mining equipment sales at a point in time based on management’s evaluation of when the control of the products has been passed to the buyer. The transfer of control to the buyer occurs when products have been picked up by or shipped to the buyer based on the terms of the contract. Refer to Note 7 — Property and equipment, net for further information.
Impairment of long-lived assets
Celsius Mining reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors Celsius Mining considers that could trigger an impairment include, but are not limited to, the following: significant decrease in market price; significant changes in the manner of use of the acquired assets or the strategy for Celsius Mining’s overall business; significant negative regulatory or economic trends; accumulation of costs significantly in excess of the amount originally expected; a combination of current-period operating or cash flow loss, history of operating cash flow losses, or forecast that demonstrates continuing losses; and an expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated useful life. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in cost and expenses in Celsius Mining’s statements of operations. Upon recognition of impairment, the associated accumulated is reversed, and the value of long-lived assets to be held and used in operations is recorded at cost less impairment. Refer to Note 7 — Property and equipment, net for further information.
Leases
In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). The ASU created a new ASC Topic 842, Leases (“ASC 842”) and replaced the existing leases standard, ASC Topic 840, Leases (“ASC 840”). This ASU intends to increase the transparency and comparability in the accounting for lease transactions. ASU 2016-02 requires lessees to recognize all contracts meeting the definition of a lease for a duration longer than twelve months on the balance sheets as right-of-use assets and lease liabilities, and requires enhanced quantitative and qualitative disclosures regarding key information about leasing arrangements. Lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, for non-public businesses and for interim periods with annual periods beginning after December 15, 2022, with early adoption permitted.
Celsius Mining, being a non-public entity, adopted ASC 842 effective January 1, 2022, using a modified retrospective approach. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. Celsius Mining has elected to apply the transition requirements at the January 1, 2022, effective date rather than at the beginning of the earliest comparative period presented. This allows for a cumulative effect adjustment, as applicable, in the period of adoption, and prior periods are not restated. As there were no outstanding leases at December 31, 2021, no cumulative effect adjustment was recorded. Leases recorded prior to the date of adoption are presented in accordance with historic accounting under ASC 840.
Celsius Mining has elected to apply the package of practical expedients for leases that commenced before the effective date. Therefore, in transition, Celsius Mining did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or initial direct costs for any existing leases. Celsius Mining did not elect to use hindsight in determining the lease term and assessing impairment of the entity’s right-of-use assets across all leases. Refer to Note 13 — Leases for further information regarding the application of ASC 842.
Revenue recognition
Celsius Mining recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which Celsius Mining expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:
•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when Celsius Mining satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:
•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Mining revenue
Celsius Mining’s revenue is derived from providing hash computations (i.e., hashrate) to mining pool operators. The provision of hash computations to mining pools is an output of Celsius Mining’s ordinary activities and is Celsius Mining’s only performance obligation in its contracts with the mining pool operators.
The contracts are terminable, without conditions or penalties, at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay Celsius Mining any amount due related to previously satisfied performance obligations. Therefore, Celsius Mining has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day.
Additionally, Celsius Mining concluded that the mining pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.
Either party has the right to decide the point in time and duration for which hash computations will be provided. As a result, Celsius Mining’s enforceable right to compensation only begins when Celsius Mining provides hash computations to the mining pool operator and exists in any period Celsius Mining provides hash computations (less than 24-hours).
In exchange for providing hash computations, Celsius Mining is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to Celsius Mining is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed cryptocurrencies award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. Celsius Mining’s total compensation is calculated using the following formula: the sum of Celsius Mining’s share of (a) Network Block Subsidies and (b) Network Transaction Fees, less (c) Pool Operating Fees.
(1)
“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain.

Celsius Mining’s share of Network Block Subsidies earned for each measurement period (“Celsius Mining’s Network Block Subsidies”) is determined by dividing (a) the total amount of hashrate Celsius Mining provides to the mining pool operator, by (b) the total bitcoin network’s implied hashrate (as determined by the bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.
(2)
“Network Transaction Fees” means the total amount of transaction fees that are actually generated on the blockchain network as a whole during the measurement period.

Celsius Mining’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block Subsidies that are actually generated on the bitcoin network as a whole, multiplied by (c) Celsius Mining’s Network Block Subsidies.
(3)
“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation Celsius Mining receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

For each contract, Celsius Mining measures the consideration at fair value based on the quoted price of the related cryptocurrencies at beginning of day spot price on the date of contract inception, as determined by Celsius Mining’s principal market. Celsius Mining recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception. If the spot price of bitcoin falls below the price utilized on the date of contract inception, then impairment is recognized accordingly. Upon disposition of bitcoin a realized gain is recognized by Celsius Mining if the spot price is greater than the carrying value.
There is no significant financing component in these transactions.
Cost of revenues (exclusive of depreciation)
Celsius Mining’s cost of revenue consists primarily of direct costs of earning BTC related to mining operations, including electric power costs, hosting costs, occupancy, materials, and labor.
Income taxes
Celsius Mining complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in the interim period, disclosure and transition. Celsius Mining’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.
Based on Celsius Mining’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in Celsius Mining’s financial statements. Celsius Mining believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.
Celsius Mining is a single-member limited liability company that is disregarded for U.S. federal and state income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 (see in Note 14) as if Celsius Mining were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Refer to Note 14 — Income taxes for further information.
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. Celsius Mining views its operations and manages its business in one segment.
Recent accounting pronouncements
Celsius Mining continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects Celsius Mining’s financial reporting, Celsius Mining undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that Celsius Mining’s financial statements properly reflect the change.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, ASU 2020-02, and ASU 2022-02. The guidance and the related amendments modify the accounting for credit losses for most financial assets and require the use of an expected credit loss model replacing the currently used incurred loss method. Under this model, entities will be required to estimate the expected lifetime credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2022, with early adoption, permitted. Celsius Mining is currently evaluating the impact of the new guidance on its financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes (Topic 740). The amendments in the updated guidance simplify the accounting for income taxes by removing certain exceptions and improving the consistent application of other areas of the topic by clarifying the guidance. The new guidance is effective for non-public companies with fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. Celsius Mining has adopted ASU No. 2019-12 as of the year ended December 31, 2022 and will apply the amendments prospectively. The ASU clarifies that an entity that is both not subject to tax and disregarded by the taxing authority is not required to report current or deferred income tax expense in its separate financial statements, however, that such companies may elect to do so. Celsius Mining is electing to continue to report income taxes. As a result of this election, Celsius Mining has evaluated that there are no material impacts to its financial statement presentation as a result of the adoption of ASU No. 2019-12.
In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure crypto assets at fair value with changes recognized in net income each reporting period, present crypto assets and related fair value changes separately in the balance sheet and income statement, and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. Celsius Mining is currently evaluating the impact of early adoption of the new guidance on its financial statements.
Note 4.   Chapter 11 Filing and Other Related Matters
Events leading to the Chapter 11 Case constituted a significant decline in the cryptocurrency market coupled with an overall decline in financial markets, which ultimately led to the necessity to file the bankruptcy. As described in Note 1 — Organization, the Debtors filed the Chapter 11 Cases to stabilize its business and consummate a comprehensive restructuring transaction that maximizes value for all stakeholders.
Chapter 11 Plan of Reorganization
On July 13, 2022, Celsius Network LLC (together with its debtor and non-debtor affiliates, “Celsius”) voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan (“the Plan”) for the Celsius debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company (“NewCo”), with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Celsius debtors, an “Orderly Wind Down,” pursuant to which all of the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company (“MiningCo”), with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the Bankruptcy Court entered its order confirming the Plan. On November 30, 2023, the Celsius debtors and the official committee of unsecured creditors (“the Official Committee”) filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Celsius debtors, in consultation with the Official Committee, selected U.S. Data Management Group, LLC (“Hut 8”), a subsidiary of Hut 8 Corp., as the mining manager for MiningCo. Further the Debtors, in consultation with the Official Committee, agreed to provide MiningCo with a capitalization of $225 million in cash. That new company, Ionic Digital, was incorporated on January 5, 2024. Ionic Digital will issue common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions5 6. The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s management team will consist of Matthew Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
Automatic Stay
Subject to certain specific exceptions under the Bankruptcy Code, the Bankruptcy Petitions automatically stayed most judicial or administrative actions against the Debtor and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to pre-petition claims. Absent an order from the Bankruptcy Court, substantially all of the Debtor’s pre-petition liabilities are subject to settlement under the Bankruptcy Code.
Executory Contracts
Subject to certain exceptions, under the Bankruptcy Code, the Debtor may assume, amend or reject certain executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtor from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtor to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease with the Debtor in this document, including where applicable a quantification of Celsius Mining’s obligations under any such executory contract or unexpired lease of the Debtors, is qualified by any overriding rejection rights Celsius Mining has under the Bankruptcy Code. On November 9, 2023, the Bankruptcy Court issued a confirmation order of the Plan previously filed by the Debtors on September 27, 2023. On December 27, 2023, the Bankruptcy Court issued an order granting the joint motion filed by the Debtors and the Official Committee to implement the Plan through the Orderly Wind Down procedures.
Reorganization items, net and liabilities subject to compromise
Pre-Petition Indebtedness
As a result of the filing of the Chapter 11 Cases, pre-petition indebtedness may be subject to compromise. Generally, any actions to enforce or otherwise effective payment of pre-bankruptcy filing liabilities are stayed.

5
The purchase by the Company of the Contributed Assets, the Hut 8 Capital Contribution (defined subsequently), and entry into the Mining management service agreement are collectively referred to as the “Transactions.”

6
Hut 8 plans to contribute up to $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”).

While payment of pre-petition claims generally is not permitted, the Bankruptcy Court has granted the Debtors authority to pay certain pre-petition claims in designated categories, subject to certain terms and conditions. This relief was designed to preserve the value of the Debtors’ businesses and assets. Furthermore, the Bankruptcy Court authorized the Debtors’ to pay certain pre-petition claims relating to employee wages and benefits, taxes and critical vendors.
The Debtors are paying and intend to continue to pay undisputed post-petition liabilities in the ordinary course of business. In addition, the Debtors may reject certain pre-petition executory contracts and unexpired leases with respect to their operations with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases are treated as general unsecured claims.
Reorganization items, net incurred as a result of the Chapter 11 Cases presented separately in the accompanying statements of operations were as follows (in thousands):
December 31, 2022
Professional fees and other bankruptcy related costs	$29,028
Reorganization items, net	$29,028
Celsius Mining has incurred and will continue to incur costs associated with the reorganization, including professional and consulting fees. Costs incurred since the Petition date associated with the Chapter 11 Cases have been recorded as Reorganization items, net in the accompanying audited condensed statements of operations for the year ended December 31, 2022.
The accompanying balance sheet as of December 31, 2022 includes amounts classified as liabilities subject to compromise, which represent liabilities Celsius Mining anticipates will be allowed as claims in the Chapter 11 Cases. These amounts represent Celsius Mining’s current estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases, and may differ from actual future settlement amounts paid. Differences between liabilities estimated and claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. Celsius Mining will continue to evaluate these liabilities throughout the Chapter 11 process and adjust amounts as necessary. Such adjustments may be material.
Liabilities subject to compromise consisted of the following (in thousands):
December 31, 2022
Accounts payable	$3,780
Other payables to related parties	78,318
Lease liability	270
Loan payable to related parties	644,049
Total liabilities subject to compromise	$726,417
For the year ended December 31, 2022, Celsius Mining incurred $29.0 million of charges primarily for professional fees, all of which are unpaid as of December 31, 2022, and recorded in other payables to related parties in the accompanying balance sheets as of December 31, 2022.
The ultimate value at which liabilities will be settled cannot be made until the reorganization becomes effective. The amounts of pre-petition liabilities will continue to be evaluated and adjusted by Celsius Mining. Such adjustments may be material. Any additional liabilities that are subject to compromise will be recognized accordingly, and the aggregate amount of liabilities subject to compromise may change.
Note 5.   Concentrations
Celsius Mining only mined BTC for the years December 31, 2022 and December 31, 2021. Therefore, 100% of Celsius Mining’s mining revenue is related to one cryptocurrency. Celsius Mining had two mining pool operators during the year ended December 31, 2022. All revenue, or $146.7 million, was related to one mining pool operator; however, Celsius Mining retains a back-up mining pool operator. During the year ended December 31, 2021 Celsius Mining utilized six mining pool operators, of which 99%, or $149.1 million, was attributable to three mining pool operators.
Note 6.   Cryptocurrencies
The following table presents the carrying amount of BTC as of December 31, 2022 and December 31, 2021 (in thousands):
	December 31, 2022	December 31, 2021
Beginning balance	$7,334	$—
Mining revenues	146,668	150,058
Realized gain on BTC derivatives	4,337	—
Carrying value of BTC disposed(1)	(135,100)	(124,399)
Impairment of BTC	(21,284)	(18,325)
Ending balance	$1,955	$7,334

(1)
Disposal is defined as the sale of BTC, loan repayments, or operating expenses paid using BTC.

For the year ended December 31, 2022, Celsius Mining had $146.7 million in mining revenues, and recorded a $11.6 million realized gain related to the disposition of BTC. For the year ended December 31, 2021 Celsius Mining had $150.1 million in mining revenues, and recorded a $33.4 million realized gain related to the disposition of BTC. Mining revenues were primarily utilized in 2021 to repay the BTC loan owed to a related party, without being converted into cash, which was equivalent to $154.6 million in proceeds. Refer to Note 12 — Related party transactions for further information. During the years ended, December 31, 2022 and 2021, Celsius Mining recorded impairment on its BTC holdings of $21.3 million and $18.3 million, respectively.
The following table presents the carrying amount of USDT as of December 31, 2022 and December 31, 2021 (in thousands):
	December 31, 2022	December 31, 2021
Beginning balance	$—	$—
USDT received(1)	1,785	—
USDT disbursed(1)	(1,345)	—
Ending balance	$440	$—

(1)
Transaction related to USDT received for sale of Miners

Celsius Mining received 1.8 million of USDT on June 28, 2022. Subsequently Celsius Mining sold 1.4 million USDT on June 29, 2022. Celsius Mining had 0.4 million USDT as of December 31, 2022.
In November 2020, Celsius Mining entered into a revenue sharing agreement with Argo Innovation Labs, Inc (“Argo”) in which Argo would manage certain mining rigs for Celsius and in return Argo leased specified mining rigs from Celsius as a Lessor. Subsequently, Celsius Mining signed a settlement and mutual release agreement in November 2021. Celsius Mining made a payment upon filing with Argo for the agreed upon amount of 64 BTC to terminate the remainder of the contract with Argo. The 64 BTC payment totaled $3.2 million and was recorded within Hosting Services expense. Refer to Note 13 — Leases for further information.

Note 7.   Property and equipment, net
Property and equipment consisted of the following as of December 31, 2022 and December 31, 2021 (in thousands):
	December 31, 2022	December 31, 2021
Mining equipment	$144,677	$90,385
Machinery and facility equipment	32,520	—
Computer equipment	27	—
Construction in progress	38,356	5,591
Total cost of property and equipment, net of impairment	215,580	95,976
Less accumulated depreciation(1)	—	13,361
Property and equipment, net	$215,580	$82,615

(1)
See Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for methodology on calculations.

During the year ended December 31, 2022, there were several factors that indicated an impairment triggering based on the impairment indicators discussed in Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements. Celsius Mining determined there has been a significant decrease in the market price of the mining equipment, which was driven by a decline in the price of BTC. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors; and peers filing for bankruptcy.
Testing performed indicated the estimated fair value of Celsius Mining’s miners and other assets (e.g., machinery and equipment and construction in progress) to be less than their net carrying value as of December 31, 2022, and an impairment charge of $327.3 million was recognized, reducing the net carrying value of Celsius Mining’s miners and other assets to their estimated fair value; such estimate represents a non-recurring level 3 fair value measurement. Celsius Mining did not identify any impairment indicators and therefore no impairment expense was recorded during the year ended December 31, 2021. Refer to Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information related to fair value measurements.
Property and equipment are measured at cost, net of accumulated depreciation and impairment. Depreciation expense for the fiscal years ended December 31, 2022, and December 31, 2021, were approximately $62.2 million, $13.4 million, respectively. There was no depreciation taken as of December 31, 2020. Depreciation for mining equipment is computed using the straight-line method for the remainder of the assets’ useful life.
Mining equipment
The miners use ASIC chips designed around the 256-bit secure hashing algorithm (SHA-256) used by the BTC blockchain and the primary cryptocurrency Celsius Mining seeks to mine is BTC. Celsius Mining generates a significant portion of its revenue through its cryptocurrency mining operation. Celsius Mining sells BTC from time to time for funding other business initiatives, funding operations, or for other corporate uses.
Celsius Mining operated various models of the AntMiner S19 & S19 PRO, a series of miners manufactured by Bitmain Technologies Limited as well as various models of M30S, a series of miners manufactured by Inchigle Technology Hongkong Limited (“MicroBT”).
On June 23, 2022, Celsius Mining entered into an agreement to sell 6,336 miners to Touzi Capital, LLC (“Touzi”) for a total of $17.3 million. Of the $17.3 million sale price, $15.0 million was received in cash, $1.8 million was received in USDT and $0.5 million was received in USDC in June of 2022. Of the 6,336 miners sold, 3,240 were received by Touzi in June of 2022 and the remaining were received by Touzi in July of

2022. Celsius Mining recognized a loss on the sale of $21.7 million for the year ended December 31, 2022. There were no miners sold during the year ended December 31, 2021.
Note 8.   Deposits on miners
Deposits on miners represent the amount Celsius Mining has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the carrying amount of deposits on miners as of December 31, 2022 and December 31, 2021 (in thousands):
	December 31, 2022	December 31, 2021
Beginning balance	$346,535	$—
Deposits made to suppliers for miners	160,747	357,262
Miners received from suppliers	(463,222)	(10,727)
Ending balance	$44,060	$346,535
Note 9.   Prepaid expenses, Other receivables, and Long-term deposits
Prepaid expenses as of December 31, 2022 and 2021 consist of the following (in thousands):
	December 31, 2022	December 31, 2021
Prepaid expenses(1)(3)	$14,214	$802
Prepaid hosting services(2)	26,678	16,901
Total prepaid expenses	$40,892	$17,703

(1)
Includes embedded derivative liability related to energy derivative of $1.5 million as of December 31, 2022. Refer to Note 10 — Derivatives for further information.

(2)
Prepaid hosting services consists of prepaid expenses associated with third-party hosting costs. Celsius Mining utilizes third parties to store and operate Celsius Mining’s miners (e.g., cleaning, cabling, and other services to maintain the mining equipment) at commercial facilities, otherwise known as a co-location or data center. In addition to storing and operating the miners, the third parties establish contracts with energy providers. The associated revenue (with the pool operator) and expenses are recorded gross.

(3)
Prepaid expenses mostly consist of prepayments made for general and administrative expenses.

Other noncurrent assets as of December 31, 2022 and 2021 consist of the following (in thousands):
	December 31, 2022	December 31, 2021
Other receivables(1)	$8,153	$—
Long term deposits(2)	15,328	—
Total other noncurrent assets	$23,481	$—

(1)
Other receivables primarily consist of credits for future mining equipment orders. For any unused credits, Celsius Mining is entitled to cash in 2024.

(2)
Long term deposits consists of deposits paid to a third party hosting provider that were required to be paid upfront and could be used toward Celsius Mining’s outstanding invoice amounts.

Note 10.   Derivatives
BTC loan
Celsius Mining evaluates its financing and service arrangements to determine whether certain arrangements contain features that qualify as embedded derivatives requiring bifurcation in accordance with ASC 815 — “Derivatives and Hedging” (“ASC 815”).

BTC was chosen as one of the currencies for an intercompany loan because the operation involves the mining of BTC and thus was creating a source of funds in BTC available for the loan repayment. The provision of a loan in BTC was then neutralizing market risk for Celsius Mining since no conversion to U.S. dollar was needed.
The borrowings are accounted for as hybrid instruments, with a liability host contract that contains a bifurcated embedded derivative based on the changes in the fair value of the underlying BTC. Embedded derivatives that are required to be bifurcated from the host instrument or arrangements are accounted for and valued as separate financial instruments. The embedded derivative is initially recorded at its fair value and is then remeasured at each reporting date with changes in the fair value reported in the statements of operations. The embedded derivative is included in the loans payable to related parties in the balance sheets and measured at level 2 of the fair value hierarchy.
Celsius Mining settled the BTC loan in 2021, including both principal and interest, in BTC. The difference between the fair value at the time of the repayment and the original carrying value of the BTC loan was recognized as a realized loss on derivatives on the statements of operations in the amount of $24.0 million for the year ended December 31, 2021. Refer to Note 12 — Related Party Transactions for further details.
Mothership Incubator Texas Rep Power Agreement
On October 31, 2022, Celsius Mining and Mothership Incubator Texas REP 2, LLC (“MI Texas”) entered into a power purchase agreement (“MI Texas Rep Power Agreement”); a fixed amount of electric power is supplied to the midland sites in Texas at a fixed price for a term of six months, subject to certain early termination exemptions. Commencing from November 1, 2022, and prior to the receipt of interconnection approval from the Electric Reliability Council of Texas (“ERCOT”), MI Texas initiated the sale of the scheduled energy in the ERCOT market under the take-or-pay framework outlined in the MI Texas Rep Power Agreement and agreed upon ramp-up schedule between MI Texas and Celsius Mining.
Due to ERCOT’s allowance for net settlement, the management of Celsius Mining determined that the MI Texas Rep Agreement met the definition of a derivative under ASC 815 as of November 1, 2022. Because Celsius Mining has the ability to sell its electricity in the ERCOT market rather than take physical delivery, Celsius Mining believes that the usual scope exception for normal purchases and sales would not be applicable for MI Texas Rep Power Agreement. As a result, the MI Texas Rep Power Agreement is recorded at an estimated fair value each reporting period in the balance sheet and any changes in the fair value will be recorded in other expenses in the statements of operations.
Depending on the current spot market price of electricity, Celsius Mining may opportunistically sell electricity in the ERCOT market in exchange for cash payments instead of utilizing the power for BTC mining at the midland sites during peak periods in order to efficiently manage the operating costs of Celsius Mining. Celsius Mining acknowledges the potential for the recognition of unrealized gains or losses, which is contingent upon the prevailing spot market price of electricity. In instances where the present spot market price descends below the predetermined price, an unrealized loss will be recognized. Conversely, a corresponding unrealized gain will be recognized in cases where the present spot market exceeds the predetermined price.
Prior to commencing BTC mining at the midland sites in Texas, Celsius Mining did not make any electricity sales during the year ended December 31, 2022. Celsius Mining initiated BTC mining at the midland sites in Texas on November 1, 2022, and subsequent to this date, the costs covered under the MI Texas Rep Power Agreement are recorded in cost of revenue in Celsius Mining’s statements of operations. However, given the spot market price fell short below the predetermined price, an unrealized loss of $1.5 million was netted against the prepaid expenses, which reflects prepaid energy costs related to the derivative contract, in accordance with ASC 210-20-45-1 in the accompanying balance sheet.
BTC Put / Call options
During the first and second quarters of the fiscal year ended December 31, 2022, Celsius Mining entered into nonrecurring option positions, both call and put options, for a premium to secure the right to either purchase or sell crypto assets at a designated future date. The options activities occurred solely over a span of six months. Celsius Mining recorded a realized gain of $4.3 million as part of the activity in other expenses (income), net in the statements of operations.
Note 11.   Fair value measurements
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a recurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):
	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$38,603	$38,603	$—	$—
Prepaid expenses – derivative liability(2)	$(1,471)	$—	$(1,471)	$—
	Fair value measured as of December 31, 2021
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$11,124	$11,124	$—	$—
Prepaid expenses – derivative liability(2)	$—	$—	$—	$—

(1)
See Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information.

(2)
See Note 10 — Derivatives for further information.

Level 2 asset
On November 1, 2022, Celsius Mining recognized the derivative liability against prepaid expenses on its balance sheets, related to the MI Texas Rep Power Agreement, when both the quantity of electricity demand was known and penalties for nonperformance under the MI Texas Rep Power Agreement became enforceable. Subsequent changes in fair value are recorded in other expenses in the statements of operations. The MI Texas Rep Power Agreement was not designated as a hedging instrument. To establish fair value for energy derivatives, Celsius Mining used quoted market prices and forward price curves to estimate the fair value of energy derivative instruments included in Level 2. Energy derivative valuations are performed using market quotes, adjusted for periods in between quotable periods. Unrealized loss associated with the derivative liability within the Level 2 category includes changes in fair value that were attributable to amendments to the MI Texas Rep Power Agreement, as well as changes to the quoted forward electricity rates.
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a nonrecurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):
	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies	$2,395	$2,395	$—	$—
	Fair value measured as of December 31, 2021
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies	$7,334	$7,334	$—	$—

Cryptocurrencies fair value
In determining the fair value of its cryptocurrencies, Celsius Mining uses quoted prices as determined by its principal market. Refer to Note 3 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information.
Note 12.   Related party transactions
A. Loans Payable to Related Parties
As of December 31, 2022, and December 31, 2021, the total outstanding loan payable amount under the revolving credit agreements detailed below were $644.0 million and $381.1 million, respectively. Moreover, during the years ended December 31, 2022, December 31, 2021, and December 31, 2020, Celsius Mining incurred total interest expense amount of $32.2 million, $20.6 million, and $0.3 million, respectively, in relation to the aforementioned revolving credit agreement loans.
Revolving Credit Agreement — $750 million
On November 1, 2020, Celsius Network Ltd and Celsius Mining entered into a revolving credit agreement (the “$750.0 million Revolving Credit Agreement”). The initial term of the agreement allows Celsius Mining to receive loans in an aggregate principal amount of up to $750.0 million for the sole purpose of the acquisition and use of mining equipment or fund the operations to the extent agreed (the “$750.0 million Facility”). Pursuant to this agreement, the loan is repayable on demand with no collateral required, and interest accrues based on an agreed upon rate between the involved parties. Celsius Mining has the option to either pay the interest quarterly or paid in-kind by adding the accrued interest to the principal of the loans.
During the years ended December 31, 2022, December 31, 2021, and December 31, 2020, Celsius Mining received funds totaling approximately $280.5 million, $339.4 million, and $27.4 million, respectively, with an annual interest rate of 12%, compounded monthly.
The following table presents changes in the balance of the $750.0 million Revolving Credit Agreement (amounts in thousands):
	December 31, 2022	December 31, 2021	December 31, 2020
Beginning balance	$381,092	$27,725	$—
Amount borrowed(1)	280,462	339,356	27,421
Repayments(1)	(49,696)	—	—
Interest incurred(1)(2)	32,191	14,011	304
Ending balance(1)(3)	$644,049	$381,092	$27,725

(1)
Celsius Mining halted all credit draws and repayments while interest incurred was paused due to the Chapter 11 bankruptcy filed on July 13, 2022.

(2)
Contractual interest expense on the $750M Revolving Credit Agreement totaled $69.5 million for the year ended December 31, 2022, which is in excess of the $32.2 million included in interest expense on the statements of operations because Celsius Mining discontinued accruing interest on the Petition Date in accordance with the terms of the Plan and ASC Topic 852.

(3)
Total loans payable to related parties as of December 31, 2022 was reclassified as liabilities subject to compromise per ASC 852 guidance.

Revolving Credit Agreement — $150 million
On April 1, 2021, Celsius Network Ltd. and Celsius Mining entered into a second revolving credit agreement (the “$150.0 million Revolving Credit Agreement”), pursuant to which Celsius Network Ltd. has agreed to provide an aggregate principal amount of up to $150.0 million with an annual interest of 12%, compounded monthly, for the sole purpose of investing in debt and equity of third parties in the cryptocurrencies industry (the “$150.0 million Facility”). Pursuant to this agreement, the loan is repayable on demand with no collateral required. The outstanding amounts would bear interest at a rate determined from time to time based on rates of similar loans between unrelated parties. Celsius Mining had an option to either pay the interest quarterly or paid in-kind by adding the accrued interest to the principal of the loans.
During the year ended December 31, 2021, Celsius Mining received funds totaling approximately $104.0 million, with an annual interest rate of 12%, compounded monthly. On October 1, 2021, Celsius Mining settled the $150.0 million Facility, including both the principal and interests. Refer to section below “Assignment of Financial Investments — $150 million” for further details.
The following table presents changes in the balance of the $150.0 million Revolving Credit Agreement (amounts in thousands):
December 31, 2021
Beginning balance	$—
Amount borrowed	104,000
Interest incurred	4,736
Assignment to Celsius US Holdings LLC	(108,736)
Ending balance	$—
Assignment of Financial Investments — $150 million
As a standalone entity, Celsius Mining determined that the holding of financial investments in third parties in the cryptocurrencies industry fell outside of Celsius Mining’s core strategic focus on mining operations. Accordingly, on October 1, 2021, Celsius Mining assigned the financial investments, comprising the Core Scientific convertible notes, the Simple Agreement for Future Equity (“SAFE”) investments in Rhodium and the Luxor preferred stock, to Celsius Mining’s direct parent holding company, Celsius US Holdings LLC, together with the $150.0 million revolving credit loan. Consequently, Celsius Mining no longer has direct access to the borrowings.
Celsius Mining engaged an independent specialist to assist in determining the fair value of the convertible debt and investments in equity securities on the date of assignment. According to ASC 320-10-25-1, secured convertible loan agreement with Core Scientific is considered as a debt security held-for-trading. As such, the convertible note was measured at a fair value of $56.9 million as of September 30, 2021 and Celsius Mining recognized a realized gain of $0.9 million upon assignment. The investments in equity securities were measured at a fair value of $52.0 million as of September 30, 2021 and recognized realized gain of $2.0 million. The above description of the agreement has been included for informational purposes only in respect of the historical borrowings.
Revolving Credit Agreement — 2,500 BTC
On July 1, 2021, Celsius Network Ltd., and Celsius Mining entered into a revolving credit agreement (“Bitcoin Revolving Credit Agreement”), pursuant to which Celsius Network Ltd. has agreed to provide an aggregate principal amount of up to 2,500 BTC for the sole purpose of the acquisition or use of mining equipment (the “Bitcoin Facility”). Pursuant to this agreement, the loan is repayable on demand with no collateral required. The outstanding amounts would bear interest at a rate determined from time to time based on rates of similar loans between unrelated parties. Celsius Mining has an option to either pay the interest quarterly or paid in-kind by adding the accrued interest to the principal of the loans. Amounts due in BTC may also be repaid in U.S. dollars equal to the value of the BTC at the date of repayment.
During the year ended December 31, 2021, Celsius Mining drew down approximately $128.6 million in the form of a BTC loan with an annual interest of 10%, compounded monthly in BTC.

The following table presents changes in the balance of the Bitcoin Revolving Credit Agreement, reflecting the loan amount in both BTC and USD (U.S. dollar amounts in thousands):
	December 31, 2021	December 31, 2021
	(in BTC)	(in USD)
Beginning balance	—	$—
Amount borrowed(1)	2,851	128,613
Interest incurred	38	1,901
Repayments	(2,889)	(154,552)
Loss on repayments(2)	—	24,038
Ending balance	—	$—

(1)
The BTC amount borrowed and the loan balance did not exceed 2,500 BTC at any given time.

(2)
The difference between the fair value at the time of the repayment and the carrying value of the BTC loan was recognized as a net loss. Refer to Note 10 — Derivatives — BTC Loan for further details on the loss on repayments.

All payments of interest and principal made under the agreement were conducted in BTC, and all outstanding amounts under the agreement were fully repaid in December 2021. Subsequently, the agreement was terminated on April 28, 2022.
Letter Agreement in respect of Revolving Credit Agreements
Pursuant to a letter agreement dated May 7, 2022 in support of the status as a going concern, Celsius Network Limited agreed that (i) prior to July 1, 2023, it will not call or demand repayment of liabilities principal amount of loans extended under the Bitcoin Facility or the $750.0 million Facility, (ii) prior to July 1, 2023, it will not call or demand repayment of the principal amount of any additional loans extended to us from September 30, 2021 to July 1, 2023, and (iii) until July 1, 2023, it waives any acceleration rights under such loans. Nevertheless, the excess funding derived from the mining operations in the fiscal year 2022 positioned Celsius Mining to execute a portion of the repayments, despite such action was not obligatory. Refer to the table within the “Revolving Credit Agreement — $750 million” section above for further details.
B. Other Payables to Related Parties
Celsius Mining recorded related party payable of approximately $78.3 million and $29.3 million as of December 31, 2022 and December 31, 2021, respectively, which represents expenses incurred for key management personnel and entities over which they have control or significant influence.
The following summarizes the breakdown of related party payables (in thousands):
	December 31, 2022	December 31, 2021
Celsius Network Ltd. (UK)	$55,242	$7,030
Celsius Network Inc.	843	843
Celsius Network Ltd. (ISR)	712	72
Celsius Network LLC	298	180
Celsius US Holding LLC	21,223	21,202
Ending balance(1)	$78,318	$29,327

(1)
Total other payables to related parties as of December 31, 2022 was reclassified as liabilities subject to compromise per ASC 852 guidance.

Note 13.   Leases
Celsius Mining’s leases primarily consist of operating leases for land (for the purpose of building data center facilities used for cryptocurrencies mining) throughout rural Texas expiring on various dates through 2032. Celsius Mining determines if an arrangement is a lease or contains a lease at inception of the arrangement based on the terms and conditions in the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Celsius Mining determines the lease classification at the commencement of the lease, which governs the pattern of expense recognition and presentation reflected in the statements of operations over the lease term.
Celsius Mining’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods. Celsius Mining’s real estate lease agreements often include one or more options to renew at Celsius Mining’s discretion. If at lease commencement, Celsius Mining considers the exercise of a renewal option to be reasonably certain, Celsius Mining will include the extended lease term in the calculation of the right-of-use asset and lease liability. For the existing real estate leases, Celsius Mining is not reasonably certain to exercise the renewal options, and hence the renewal periods were not included in the non-cancellable lease term. Similarly, Celsius Mining’s real estate leases often include an option to terminate the lease at Celsius Mining’s discretion at a designated point in time or upon the occurrence of an event. Celsius Mining is not reasonably certain to exercise any termination options related to real estate leases and hence, the non-cancelable lease term includes the period after the date of the termination option. For leases with a term of 12 months or less at lease commencement, Celsius Mining will make a policy election to not record a lease liability or right-of-use asset and will recognize lease payments in profit or loss on a straight-line basis over the lease term.
Operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As the rate implicit in Celsius Mining’s leases is not readily determinable, Celsius Mining uses its incremental borrowing rate at the lease commencement in determining the present value of minimum lease payments. The incremental borrowing rate represents an estimate of the interest rate Celsius Mining would incur at lease commencement to borrow on a collateralized basis an amount equal to the lease payments over a similar lease term in a similar economic environment. The initial measurement of the operating right-of-use asset equals the initial measurement of the operating lease liability adjusted for any lease payments made by the lessor at or before the commencement date, any initial direct costs incurred by the lessee, and less any lease incentives received. For Celsius Mining’s operating leases, fixed lease payments are recognized on a straight-line basis over the lease term.
Celsius Mining evaluates whether costs deemed variable lease payments are included in the terms of the agreements. Variable lease payments include amounts paid by a lessee for the right-to-use an asset that vary because of changes in facts and circumstances occurring after the commencement date, other than the passage of time. To determine whether a payment is variable, Celsius Mining analyzes whether the payment made is based on an index or market rate. Variable lease payments that do not depend on an index or rate are expensed as incurred and are not included in the calculation of the lease liability or right-of-use asset. Celsius Mining has elected the practical expedient that allows for lease and non-lease components to be accounted for as a single lease component.
ASC 840
On November 2, 2020, Celsius Mining leased mining equipment to Argo and classified it as a direct financing lease. The original lease term was two years with payments beginning on January 31, 2021. Rent for the equipment during the lease term was $0.4 million monthly in arrears that includes principal and interest at an annual interest rate of 12%. As of December 31, 2020, Celsius Mining recorded a capital lease receivable of $10.1 million and recognized $0.1 million in interest income.
On November 2, 2021, Celsius Mining terminated the lease with Argo. Prior to the termination, Celsius Mining recognized interest income of $0.8 million in 2021. As settlement pursuant to the termination, Argo paid Celsius Mining $6.3 million in satisfaction of its remaining financial obligations to Celsius Mining and Celsius Mining conveyed title to Argo for the equipment covered by the lease. Celsius Mining recognized

$0.1 million profit as a result of the settlement on termination. As of December 31, 2021, and December 31, 2022, Celsius Mining had no remaining investments in direct financing leases.
ASC 842
On February 21, 2022, Celsius Mining entered a lease agreement for a plot of land for an initial term of 10 years for the purpose of constructing a cryptocurrencies mining data center in Rebel, Texas. Celsius Mining has concluded all payments are deemed variable as they are determined based on gross electricity consumed. Therefore, the rental payments will be expensed as incurred and the operating lease liability and corresponding operating right-of-use asset are $0, respectively.
On May 1, 2022, Celsius Mining entered a lease agreement for a plot of land for an initial term of 10 years with the purpose of constructing a cryptocurrencies mining data center in Stiles, Texas (“Stiles lease”). Celsius Mining expects to pay approximately $0.4 million in future minimum lease payments for the right to use the land afforded in the Stiles lease. Celsius Mining recorded an operating lease liability and corresponding right-of-use asset at the commencement date of approximately $0.3 million.
Operating lease right-of-use assets in the amount of $0.3 million are included in “Operating lease right-of-use assets” and operating lease liabilities in the amount of $0.3 million are included in “Operating lease liabilities” in Celsius Mining’s statement of financial condition as of December 31, 2022.
The components of total lease cost recorded in the statements of operations are as follows:
	December 31, 2022	December 31, 2021
Operating leases
Operating lease cost	$27	$—
Variable lease cost	2	—
Total lease cost	$29	$—
Additional quantitative information related to leases is summarized below:
	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities – operating leases	$35	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$596	$—
Weighted-average remaining lease term – operating leases	9.2	—
Weighted-average discount rate – operating leases	7.0%	0%
As of December 31, 2022, maturities of Celsius Mining’s operating lease liabilities, which do not include variable lease payments, are as follows:
Year	Operating Leases
2023	$36
2024	37
2025	38
2026	39
2027	41
Thereafter	175
Total minimum lease payments	366
Less present value discount	(96)
Operating lease liabilities(1)	$270

(1)
Total lease liabilities were reclassified as liabilities subject to compromise per ASC 852 guidance.

Note 14.   Income Taxes
Celsius Mining is a single-member limited liability company that is disregarded for income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 as if Celsius Mining were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Federal and state and local income taxes are paid to the parent company based upon the current income taxes computed by Celsius Mining under this method. As of December 31, 2022 and December 31, 2021, Celsius Mining maintains taxes payable to the parent company of $20.9 million and $20.9 million, respectively, which are included in liabilities subject to compromise and other payables to related parties, respectively, in the balance sheets.
The components of the provision (benefit) for income taxes from continuing operations are as follows (in thousands):
	December 31, 2022	December 31, 2021
Current:
Federal	$—	$17,232
State	21	3,624
Total current	21	20,856
Deferred:
Federal	2,181	(2,087)
State	457	(457)
Total deferred	2,638	(2,544)
Total income tax provision (benefit)	$2,659	$18,312
A reconciliation of the statutory U.S. federal rate to Celsius Mining’s effective tax rate is as follows:
	December 31, 2022	December 31, 2021
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	3.57%	3.32%
Change in valuation allowance	(25.18)%	0.00%
Effective tax rate	(0.61)%	24.32%
The components of the net deferred tax (liabilities) assets as of December 31, 2022 and December 31, 2021 are follows (in thousands):
	December 31, 2022	December 31, 2021
Deferred tax assets:
Fixed assets	$76,950	$—
Net operating losses	16,894	—
Interest expense deferral	10,908	3,483
Transaction costs	7,762	—
Accrued expenses	137	65
ROU lease liability	66	—
Digital asset impairment	11	128
Total deferred tax assets	112,728	3,676
Valuation allowance	(109,170)	—
Total net deferred tax assets	3,558	3,676

	December 31, 2022	December 31, 2021
Deferred tax liabilities:
Prepaid expenses	(3,490)	(177)
ROU asset	(68)	—
Fixed assets	—	(861)
Total deferred tax liabilities	(3,558)	(1,038)
Deferred tax (liabilities) assets, net	$—	$2,638

As of December 31, 2022, Celsius Mining had federal and state net operating loss carryforwards of approximately $66.6 million and $74.2 million, respectively. The federal net operating losses can be carried forward indefinitely and the state net operating loss begins to expire in tax year 2042. Utilization of the net operating losses may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended. Based on a cumulative history of GAAP and taxable losses, Celsius Mining has recorded a valuation allowance against its deferred tax assets except to the extent they are utilizable against reversing deferred tax liabilities.
There are no material unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, that have been recorded on Celsius Mining’s financial statements for the years ended December 31, 2022 and December 31, 2021. Celsius Mining does not anticipate a material change to unrecognized tax benefits in the next twelve months.
Celsius Mining files tax returns as a component of the parent Company as prescribed by the tax laws of the jurisdictions in which it operates on a calendar year basis. In the normal course of business, the parent Company, of which Celsius Mining is a component, is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. All of Celsius Mining’s tax years since inception remain open under applicable federal and state statutes of limitations. The resolution of tax matters is not expected to have a material effect on Celsius Mining’s financial statements.
Note 15.   Commitments and Contingencies
Commitments
Purchase agreements
In the normal course of business, Celsius Mining enters into non-cancelable purchase commitments with various parties for mainly purchases of mining equipment. As of December 31, 2022, Celsius Mining had no outstanding non-cancelable purchase commitments. As of December 31, 2021, Celsius Mining had outstanding non-cancelable purchase commitments in the amount of $287,080 payable in installments through August 2022.
Core Scientific settlement
On September 28, 2022, the Debtors filed a motion in response to what the Debtors believed was Core Scientific, Inc.’s (“Core Scientific”) willful violations of the automatic stay in connection with certain contractual obligations owed to the Debtors. Core Scientific disputed such claims, countering that Core Scientific and they did not violate the automatic stay. Subsequently, Core Scientific and its debtor affiliates filed their own Chapter 11 petitions in the Bankruptcy Court for the Southern District of Texas on December 21, 2022. During the Core Scientific bankruptcy proceedings, Core Scientific sought to reject the master service agreements with Celsius Mining. On January 4, 2023, the Bankruptcy Court of the Southern District of Texas approved the rejection and the process of transitioning miners back to the Debtors. The Debtors have worked with Core Scientific to coordinate the transition and return of the Debtors’ miners. As of the date of this filing, the Debtors have received approximately 38,000 miners from Core Scientific. On April 14, 2023, the Debtors filed a claim in the Core Scientific bankruptcy for approximately $312.3 million and additional unliquidated amounts citing unpaid dues.

On September 14, 2023, Core Scientific and the Debtors reached a $45 million settlement inclusive of a full and final resolution of the Debtor’s claims valued at $31 million of which is made up of prepaid hosting services, all other open claims, and the remaining cash paid by the Debtors to Core Scientific of $14 million. In exchange, Core Scientific will sell an approximately 136-acre Texas mining site (the “Cedarvale Site”) to the Debtors and release all claims against the Debtors. The settlement was executed, following approval by both Core Scientific’s and the Debtors’ bankruptcy courts in the Southern District of Texas and Southern District of New York, by both parties on November 2, 2023.
On December 17, 2023, the Debtors engaged Hut 8 to manage the development of 215MWs of bitcoin mining capacity at the Cedarvale Site. Capital expenditure and work to develop the Cedarvale Site have commenced.
Contingencies
Celsius Mining is subject to legal proceedings arising in the ordinary course of business. Celsius Mining accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect Celsius Mining’s business, cash flows, results of operations, financial condition, and prospects. Unless otherwise indicated, Celsius Mining is unable to estimate reasonably possible losses in excess of any amounts accrued.
Chapter 11 Cases
On July 13, 2022, Celsius Mining and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Chapter 11 Cases are being jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. For detailed discussion on the Chapter 11 Cases, refer to previous Notes.
Supplier Dispute
Between July and December 2022, Celsius Mining received components that were considered faulty and required substantial repairs. Celsius Mining is currently disputing the faulty components with the supplier and recoverability is unknown at this time.
On the basis of current information, Celsius Mining does not believe any material loss, if any, can be reasonably estimated from any claims, lawsuits and proceedings to which Celsius Mining is subject to either individually, or in the aggregate. Therefore, no contingent liabilities have been recorded by Celsius Mining as of December 31, 2022 in respect of the legal proceedings above.
Note 16.   Subsequent Events
Celsius Mining has completed an evaluation of all subsequent events after the balance sheet date up to January 22, 2024, the date that the financial statements were available to be issued. Except as described above and below, Celsius Mining has concluded no other subsequent events have occurred that require disclosure.
State of New York Civil Lawsuit
On January 5, 2023, The New York Attorney General filed a civil lawsuit against the co-founder, Alex Mashinsky, of Celsius Mining for allegedly defrauding investors who made deposits onto, Celsius Mining’s parent, Celsius Network Inc.’s platform. The lawsuit against Alex Mashinsky alleges he made false and misleading statements to encourage investors to place billions of dollars in digital assets with Celsius Network Inc. The New York Attorney General is seeking damages, restitution, and disgorgement. In addition, she is seeking to ban Mashinsky from doing business in New York or serving as an officer or director of a company. Because this litigation is not at mature stage, Celsius Mining cannot reasonably estimate the likelihood of an unfavorable outcome or the magnitude of such an outcome, if any.

Signature Bank Closure
On March 12, 2023, Signature Bank was closed by its state chartering authority, the New York State Department of Financial Services. On that same date the FDIC was appointed as receiver and transferred all the deposits and substantially all of the assets of Signature Bank to Signature Bridge Bank, N.A., a full-service bank that is operated by the FDIC. Celsius Mining automatically became a customer of Signature Bridge Bank, N.A. as part of this action. Celsius Mining held approximately $36.7 million cash deposits at Signature Bridge Bank, N.A. as of March 12, 2023. Normal banking activities resumed on March 13, 2023, and Celsius Mining did not incur any losses as a result of the closure. On March 19, 2023, Signature Bridge Bank N.A. was acquired by New York Community Bancorp Inc., which is the parent of Celsius Mining’s current banking partner, Flagship Bank, N.A.
Official Committee of Unsecured Creditors Class Action Litigation
On April 28, 2023, the Official Committee filed a class claim asserting on behalf of all account holders who were allegedly harmed by Debtors in the United Stated Bankruptcy Court in the Southern District of New York. The parties reached a settlement on July 20, 2023, regarding the resolution of the class claim and the treatment of retail borrower deposit claims, among other matters (the “Class Claim Settlement”). The Class Claim Settlement will (i) increase account holders’ recovery of their claims, (ii) significantly reduce the time and costs the Debtors and the Official Committee would otherwise have to spend on litigation, (iii) streamline the claim reconciliation process for the more than 30,000 claims totaling over $78.2 billion that have been filed against the Debtors, (iv) allow the Debtors to promptly commence distribution to account holders, and (v) provide all Account Holders who wish to pursue non-contract claims on their own the flexibility to opt out.
As of the date of the filing of the financial statements, the Class Claim Settlement motion is pending before the Bankruptcy Court. Because this litigation is not at mature stage, Celsius Mining cannot reasonably estimate the likelihood of an unfavorable outcome or the magnitude of such an outcome, if any.
Federal Trade Commission Fine
On July 13, 2023, the FTC announced a settlement that will permanently ban Celsius Network from handling consumers’ assets and charged three former executives with deceiving consumers into transferring cryptocurrencies onto the platform by falsely promising that deposits would be safe and always available. As a result, a judgement was made in the United Stated Bankruptcy Court in the Southern District of New York for the amount of $4.7 billion in favor of the Federal Trade Commission against Celsius Network Inc., Celsius Network LLC, Celsius Networks Lending LLC, Celsius Lending LLC, Celsius KeyFi LLC, Celsius Mining LLC, and Celsius US LLC, jointly and severally, as monetary relief.
Securities and Exchange Commission Litigation
On July 13, 2023, the Securities and Exchange Commission charged Celsius Mining’s parent, Celsius Network Limited and its founder and former CEO, Alex Mashinsky, for violating registration and anti-fraud provisions of the federal securities laws, including by failing to register the offers and sales of Celsius Network Limited’s crypto lending product, the Earn Interest Program; making false and misleading statements to investors of the Earn Interest Program and crypto asset security, CEL; and engaging in market manipulation as it relates to CEL.
Commodity Futures Trading Commission Complaint
On July 13, 2023, the Commodity Futures Trading Commission filed a complaint in the U.S. District Court for the Southern District of New York against Alexander Mashinsky, Celsius Mining’s founder, and Celsius Network, LLC, an affiliate of Celsius Mining. The complaint charges the defendants with fraud and material misrepresentations in connection with the operation of its digital asset-based finance platform, which allegedly falsely touted high profits and security to induce customers to deposit their digital asset commodities on the platform.

U.S Department of Justice Indictment
On July 13, 2023, U.S. prosecutors unsealed an indictment against Alexander Mashinsky, the founder and former CEO of Celsius Mining charging him with securities fraud, commodities fraud, and wire fraud. The U.S. Department of Justice alleges that Mashinsky defrauded customers by misleading them about Celsius Mining’s operations, specifically related to Celsius Mining’s success and profitability, along with the investments that ultimately made by utilizing customer funds. The indictment further charges Mashinsky and Roni Cohen-Pavon, former Chief Revenue Officer of Celsius Mining, with conspiracy, securities fraud, market manipulation, and wire fraud. These additional charges stem from the alleged manipulation of the price of CEL token.
Material Hosting Provider Agreements
On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global[X]Digital, LLC (“GXD”) to host approximately 17,000 miners at GXD’s Oklahoma City facility for an initial term of three years. On July 6, 2023, Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months with an option for Celsius Mining to extend the term for a further 18 months.
On April 1, 2023, Celsius Mining entered into a hosting services agreement with Montana OP, LLC (“Montana OP”) to host its miners and shall make available up to 45 megawatts of energy capacity at Montana OP’s Hardin facility for an initial term of three years. Subsequently, on October 6, 2023, Montana OP terminated the hosting services agreement and a settlement between both parties was agreed to on October 16, 2023; Montana OP shall apply $0.3 million of deposits received from Celsius Mining to satisfy the remaining outstanding invoices and remit the remaining deposits, $2.2 million, to Celsius Mining.
On June 2, 2023, Celsius Mining entered into a term sheet for hosting services with EZ Blockchain Services, LLC (“EZB”) to host its miners and shall make available 32 megawatts of energy capacity at EZB’s Georgia facility for an initial term of eighteen months with interim hosting services provided until execution of a definitive agreement. Celsius Mining and EZB entered into a definitive Hosting Agreement pursuant to the term sheet effective as of December 21, 2023.
On August 8, 2023, Celsius Mining entered into a hosting services agreement with USMIO Alpha LLC (“Alpha”), under which Alpha will host at least 8,500 miners on behalf of Celsius Mining for an initial term of one year ending August 8, 2024.
On August 23, 2023, Celsius Mining’s Co-Location Agreement with Luna Squares LLC (“Luna”), a subsidiary of Mawson Infrastructure Group (“Mawson”), pursuant to which Luna hosted miners for Celsius Mining at Mawson’s Midland, PA hosting facility expired. Following expiration, Mawson failed to return Celsius Mining’s $15.3 Million deposit to Celsius Mining and Celsius Mining initiated a lawsuit against Luna and Mawson in the Bankruptcy Court to seek return of the amounts owed to it under the Co-Location Agreement and damages suffered by Celsius Mining due to breaches of the Co-Location Agreement by Luna.

(b)
Exhibits

Number	Description
2.1	Master Conveyance Agreement*
3.1	Amended and Restated Certificate of Incorporation of Ionic Digital Inc.*
3.2	Amended and Restated Bylaws of Ionic Digital Inc.*
4.1	Form of Certificate of Class B common stock of Ionic Digital*
4.2	Form of Warrant Agreement between Ionic Digital and Hut 8*
4.3	Restricted Stock Agreement between Ionic Digital and Hut 8*
4.4	Investors’ and Registration Rights Agreement between Ionic Digital and Hut 8*
10.1	Mining Management Services Agreement between Ionic Digital and Hut 8*
10.2	Contribution Agreement between Ionic Digital and Hut 8*
10.3	Form of Director and Officer Indemnification Agreement*
21.1	List of subsidiaries of Ionic Digital*
99.1	Code of Ethics*
99.2	Audit Committee Charter*

*
To be filed by amendment

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
IONIC DIGITAL INC.
Date: January 26, 2024	By: /s/ Matt Prusak Name: Matt Prusak Title: Chief Executive Officer